UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the 30 June 2026 Pillar 3 Report of UBS Group and
significant regulated subsidiaries and
sub-groups, which appears immediately following this page.

Pillar 3 Report
30 June 2026
UBS Group and significant regulated subsidiaries
and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”, “we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated” UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” and “UBS Group AG standalone”
UBS Group AG on a standalone basis
“UBS AG standalone”
UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated” UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Overview of risk-weighted assets
12
Section 4
Credit risk
29
Section 5
Counterparty credit risk
36
Section 6
Credit valuation adjustment
37
Section 7
Securitizations
41
Section 8
Market risk
42
Section 9
Going and gone concern requirements
and eligible capital
48
Section 10
Total loss-absorbing capacity
49
Section 11
Leverage ratio
52
Section 12
Liquidity and funding
57
Section 13
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
58
Section 1
Introduction
58
Section 2
UBS AG consolidated
61
Section 3
UBS AG standalone
64
Section 4
UBS Switzerland AG standalone
68
Section 5
UBS Europe SE consolidated
69
Section 6
UBS Americas Holding LLC consolidated
Appendix
71
Abbreviations frequently used in our financial reports
73
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media
Relations team
manages relationships
with global
media and journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,
a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

30 June 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The
Basel
Committee
on
Banking
Supervision
(the
BCBS)
final
Basel III
capital
adequacy
framework
consists
of
three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need for
a qualitative
approach
to supervising
banks. Pillar 3
requires
banks to
publish a
range of
disclosures, mainly
covering risk, capital, leverage, liquidity and remuneration.
This
report
provides
Pillar 3
disclosures
for
the
UBS
Group
and
prudential
key
figures
and
regulatory
information
for
UBS AG consolidated and standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated, and UBS
Americas
Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups”.
This
Pillar 3
report
has
been
prepared
in
accordance
with
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance on the Disclosure Obligations of Banks and Securities Firms (the DisO-FINMA), the corresponding explanatory notes and the underlying
BCBS Basel framework disclosure requirements.
The revised Capital Adequacy
Ordinance (the
CAO) that
incorporates the
final Basel III
standards into
Swiss law,
and the
five new
FINMA ordinances
(including the
DisO-FINMA) that contain the
implementing provisions for the
revised CAO, entered into
force on 1 January 2025.
The
DisO-FINMA
replaces
FINMA
Circular
2016/1
“Disclosure
–
banks”
and
incorporates
in
particular
new
and
revised
disclosure tables on risks and capital requirements.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 31 March
2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about new and revised quarterly tables as a result of the implementation of the final Basel III standards in Switzerland
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about new and revised semi-annual tables as a result of the implementation of the final Basel III standards in Switzerland
As UBS
is a
systemically relevant
bank (an
SRB) under
Swiss banking
law, UBS
Group AG and
UBS AG are
required to
comply
with
regulations
based
on
the
final
Basel III
framework
as
applicable
to
Swiss
SRBs
on
a
consolidated
basis,
whereas UBS Switzerland AG is exempt from consolidation.
Local
regulators
may
also
require
the
publication
of
Pillar 3
information
at
a
subsidiary
or
sub-group
level.
Where
applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-
groups” at ubs.com/investors .
Significant regulatory developments, disclosure requirements and other changes
Developments related to Basel III implementation in the EU and the UK
In June
2026, the
European Commission
(the EC)
adopted a
delegated act
amending the
Capital Requirements
Regulation
(the CRR)
with temporary
targeted adjustments
to the
EU implementation
of the
Fundamental Review
of the
Trading
Book (the
FRTB) framework
to address
international differences
in implementation
timelines. The
amendments aim
to
temporarily offset the capital
impact on EU banks
adversely affected by the
implementation of the
FRTB framework, with
a view to preserving a level playing field with jurisdictions where the implementation of the FRTB framework is pending.
If no objections are raised
by the European Parliament
and the European Council,
the amendments will become
effective
from 1 January 2027, for a period of three years. UBS Europe SE is subject to CRR requirements; however, the expected
impact of these temporary amendments on UBS is limited.
Also in June 2026, the
UK Prudential Regulation Authority
(the PRA) launched a consultation
on targeted adjustments to
the internal
model approach
for market
risk provided
by the
FRTB framework
under the
Basel 3.1 standards
aimed at
supporting
international
alignment
and
proportionality.
The
PRA
has
confirmed
that
the
implementation
date
of
the
framework
remains
1 January
2028.
UBS
does
not
expect
direct
impacts
from
such
regulatory
changes
as
it
has
no
significant subsidiaries or sub-groups that are subject to UK capital regulations.
EU measures to enhance competitiveness and efficiency in EU banking
In July
2026, the
EC published
a report
on the
competitiveness of
the EU
banking sector
outlining policy
priorities to
strengthen the competitiveness
and efficiency of
the EU banking
regulatory framework. These
priorities include measures
to reduce fragmentation in the single market, facilitate more efficient capital and liquidity allocation within cross-border banking groups,
revise deposit
insurance frameworks,
potentially review
the mandate
of the
European Banking
Authority,
and assess
selected elements
of the
Basel III implementation
for possible
revisions to
reflect the
particularities of
EU banks.
Legislative
proposals
are
expected to
follow
in
the
first
quarter
of
2027.
Depending
on
their
scope
and
final
design,
targeted changes to applicable requirements could be relevant for UBS Europe SE at the entity level.

30 June 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Other developments
Capital returns
In
July
2026,
we
completed
our
latest
share
repurchase
program.
We
are
continuing
with
another
share
repurchase
program under which we intend
to repurchase USD 3bn of shares at
the latest by the end
of the second quarter
of 2027
and for which a
reserve for the
full amount is reflected
in our common equity
tier 1 (CET1) capital as
of 30 June 2026.
We plan to
repurchase at least
USD 1bn of
shares over the
next three months.
The amount
and pace
of share repurchases
will remain subject
to our short-term
financial performance
and outlook, maintaining
a CET1 capital
ratio of around
14%
and further visibility on the deliberations by the Swiss Parliament on the capitalization of foreign subsidiaries.
Additional Pillar 3 disclosure
In
the
30 June
2026
Pillar 3
Report,
we
have
included
the
disclosure
of
the
“CCR3:
Standardized
approach
–
CCR
exposures by regulatory
portfolio and risk weights”
table, due to
an increase in
the materiality of
such exposures as
of
30 June 2026.
›
Refer to “CCR exposure subject to the standardized approach”
in the “Counterparty credit risk” section of this report for more information
Frequency and comparability of Pillar 3 disclosures
The
DisO-FINMA
specifies
the
reporting
frequency
for
each
disclosure.
In
line
with
these
FINMA-specified
disclosure
requirements,
including
with
regard
to
comparative
periods,
we
provide
quantitative
comparative
information
as
of
31 March 2026 for
disclosures required on
a quarterly basis
and as of
31 December 2025 for
disclosures required on a
semi-annual
basis.
Where
specifically
required
by
FINMA
and / or
the
BCBS,
we
disclose
comparative
information
for
additional reporting dates.
Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always
refers to
the
latest comparative
period.
Throughout this
report, signposts
are
displayed at
the
beginning of
a
section, table
or chart
–
Semi-annual | Quarterly |
– indicating
whether the
disclosure is
provided semi-annually
or quarterly.
A
triangle symbol –
▲ ▲
– indicates the end of the signpost.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for more information about
previously published quarterly movement commentary
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about previously published semi-annual movement commentary
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 31 March
2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about quarterly tables currently not applicable to UBS
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 30 June 2025
Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about semi-annual tables currently not applicable to UBS

30 June 2026 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the second quarter of 2026
Quarterly |
The KM1
and KM2
tables below
are based
on the
Swiss Financial
Market Supervisory
Authority (FINMA)
Ordinance
on the
Disclosure Obligations of
Banks and Securities
Firms (DisO-FINMA) rules.
The KM2 table
includes a reference
to
the total loss-absorbing capacity (TLAC)
term sheet, published by the
Financial Stability Board (the FSB).
The FSB provides
this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our capital ratio decreased, reflecting a decrease in our tier 1 capital and an increase in risk-weighted assets (RWA). Our leverage
ratio
decreased,
driven
by
a
decrease
in
our
tier 1
capital,
partly
offset
by
a
decrease
in
the
leverage
ratio
denominator (the LRD).
Our common equity tier 1
(CET1) capital decreased by USD 0.8bn
to USD 72.5bn, mainly as operating
profit before tax
of USD 3.6bn
was more
than offset
by the
recognition of
a new
USD 3.0bn capital
reserve for
expected future
share
repurchases, dividend
accruals of
USD 0.9bn, current
tax expenses
of USD 0.5bn
and negative
foreign currency
translation
effects of USD 0.3bn.
Share repurchases of
USD 1.9bn made under
our 2026 share
repurchase program in
the second
quarter of 2026
did not affect
our CET1 capital
position, as there
was an identical
reduction in the
existing capital reserve
for expected future share repurchases.
Our tier 1
capital decreased by
USD 1.0bn to
USD 96.0bn, reflecting the
aforementioned USD 0.8bn decrease
in CET1
capital and a USD 0.1bn decrease in additional tier 1 (AT1) capital. The decrease in AT1 capital reflected the redemption of USD 1.5bn of
AT1 capital instruments
(including one instrument,
ISIN CH0558521263,
that ceased to
be eligible when
we issued a notice
of redemption of the
instrument in the
second quarter of 2026)
and negative impacts from
interest
rate
risk
hedge,
foreign
currency
translation
and
other
effects,
largely
offset
by
the
issuance
of
new
AT1
capital
instruments equivalent to USD 1.5bn.
The TLAC available as of 30 June 2026 included CET1 capital, AT1 capital and non-regulatory capital elements of TLAC.
Our available
TLAC decreased
by USD 3.9bn
to USD 193.6bn,
reflecting the
aforementioned decrease
in tier 1
capital
and a USD 2.9bn decrease in non-regulatory capital
elements of TLAC. The decrease in non-regulatory capital
elements
of TLAC
was mainly
due to
the redemption
of TLAC-eligible
senior unsecured
debt instruments
for the
equivalent of
USD 2.9bn.
During
the
second
quarter
of
2026,
RWA
increased
by
USD 3.6bn
to
USD 503.9bn,
driven
by
a
USD 6.7bn
increase
resulting
from
asset
size
and
other
movements,
partly
offset
by
a
USD 1.9bn
decrease
from
currency
effects
and
a
USD 1.2bn decrease driven by model updates and methodology changes.
During the second
quarter of 2026,
the LRD decreased
by USD 3.7bn to
USD 1,649.8bn, driven by
a USD 9.4bn decrease
from currency effects, partly offset by a USD 5.6bn increase from asset size and other movements.
The quarterly average liquidity coverage ratio
of the UBS Group was largely
unchanged at 177.3%, remaining above
the
prudential requirement communicated by FINMA.
Average net cash outflows
increased by USD 5.0bn to
USD 192.9bn,
primarily reflecting lower inflows from lending assets and securities financing transactions and higher net outflows from debt issued measured at fair value. The effect of the
increase in net cash outflows was offset by a USD 7.8bn
increase in
average high-quality
liquid assets
to USD 341.8bn,
  mainly reflecting
higher cash
available due
to increases
in customer
deposits, debt issued
and net brokerage
payables, partly offset
by lower cash
available from funding
of lending assets,
margin requirements and dividend distribution to shareholders, as well as a decrease in securities financing transactions.
As
of
30 June
2026,
the
net
stable
funding
ratio
of
the
UBS
Group
decreased
1.9 percentage
points
to
115.1%,
remaining above the prudential requirement communicated by FINMA.
Available stable funding increased by USD 3.6bn
to USD 900.3bn, mainly reflecting
an increase in debt issued
designated at fair value, partly
offset by the tenor roll
down
of TLAC-eligible senior unsecured debt instruments. Required stable funding increased by USD 15.7bn to USD 782.5bn, mainly driven by higher trading assets and lending assets.

30 June 2026 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 72,464 73,313 71,262 74,655 72,709
2 Tier 1 95,977 96,963 91,176 94,950 91,721
3 Total capital 95,980 96,973 91,201 94,950 91,721
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 503,923 500,355 493,397 504,897 504,500
4a Total risk-weighted assets (pre-floor) 503,923 500,355 493,397 504,897 504,500
4b Minimum capital requirement
1
40,314 40,028 39,472 40,392 40,360
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.38 14.65 14.44 14.79 14.41
5b Common equity tier 1 ratio (%) (pre-floor) 14.38 14.65 14.44 14.79 14.41
6 Tier 1 ratio (%) 19.05 19.38 18.48 18.81 18.18
6b Tier 1 ratio (%) (pre-floor) 19.05 19.38 18.48 18.81 18.18
7 Total capital ratio (%) 19.05 19.38 18.48 18.81 18.18
7b Total capital ratio (%) (pre-floor) 19.05 19.38 18.48 18.81 18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.11 0.11 0.11 0.12 0.13
9a Additional countercyclical buffer for Swiss mortgage loans (%) 0.33 0.33 0.38 0.32 0.33
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.50 1.50 1.50
11 Total of bank CET1 specific buffer requirements (%)
2
4.11 4.11 4.11 4.12 4.13
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
9.88 10.15 9.94 10.29 9.91
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,649,751 1,653,460 1,622,438 1,640,464 1,658,089
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.82 5.86 5.62 5.79 5.53
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 5.82 5.86 5.62 5.79 5.53
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.79 5.86 5.58 5.77 5.54
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets 5.79 5.86 5.58 5.77 5.54
14e Minimum capital requirements
5 49,493 49,604 48,673 49,214 49,743
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
341,792 333,963 331,568 346,550 358,759
16 Total net cash outflow 192,877 187,869 181,693 190,359 196,846
16a of which: cash outflows 428,160 417,159 390,134 388,343 385,105
16b of which: cash inflows 235,283 229,290 208,441 197,984 188,259
17 LCR (%) 177.28 177.83 182.64 182.12 182.31
Net stable funding ratio (NSFR)
18 Total available stable funding 900,258 896,644 882,039 898,762 904,703
19 Total required stable funding 782,479 766,795 759,829 750,960 738,891
20 NSFR (%) 115.05 116.93 116.08 119.68 122.44
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no
temporary exemption of central bank
reserves for UBS.
5 The higher of capital
requirements based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
60 data points
in the
second quarter
of 2026
and 62 data
points in
the first
quarter of
2026. For
the prior-quarter
data points,
refer to
the respective
Pillar 3
Report, available
under “Pillar
3 disclosures”
at
ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
1 Total loss-absorbing capacity (TLAC) available
193,631
197,556
187,307
199,329
191,171
2 Total RWA at the level of the resolution group
503,923
500,355
493,397
504,897
504,500
3 TLAC as a percentage of RWA (%)
38.42
39.48
37.96
39.48
37.89
4 Leverage ratio exposure measure at the level of the resolution group
1,649,751
1,653,460
1,622,438
1,640,464
1,658,089
5 TLAC as a percentage of leverage ratio exposure measure (%)
11.74
11.95
11.54
12.15
11.53
6a Does the subordination exemption in the antepenultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Overview of risk-weighted assets
Overview of risk-weighted assets and capital requirements
Quarterly |
The OV1 table
below provides an
overview of our
risk-weighted assets (RWA)
and the related
minimum capital
requirements by
risk type.
The table
presented is
based on
the respective Swiss
Financial Market Supervisory
Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During
the
second
quarter
of
2026,
RWA
increased
by
USD 3.6bn
to
USD 503.9bn,
driven
by
a
USD 6.7bn
increase
resulting
from
asset
size
and
other
movements,
partly
offset
by
a
USD 1.9bn
decrease
from
currency
effects
and
a
USD 1.2bn decrease driven by model updates and methodology changes.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA include settlement risk, credit valuation adjustments, equity and investments in funds exposures in
the banking book, and
securitization exposures in the
banking book but exclude
non-counterparty-
related risk. Credit
and counterparty
credit risk RWA
decreased by USD 3.8bn
to USD 301.9bn
as of 30 June
2026, driven
by a USD 1.8bn decrease
from currency effects, a USD 1.2bn
decrease due to model
updates and methodology
changes,
and a USD 0.8bn decrease resulting from asset size and other movements.
Asset size and other movements by business division and Group Items
–
Investment Bank RWA decreased by
USD 2.0bn, mainly due to
market-driven movements in derivatives, partly
offset
by higher RWA on securities financing transactions (SFTs).
–
Non-core and Legacy RWA decreased
by USD 0.4bn, primarily driven by
our actions to actively unwind
the portfolio,
in addition to the natural roll-off.
– Group Items RWA decreased by USD 0.3bn.
–
Global Wealth Management RWA
increased by USD 1.1bn, mainly
due to market-driven movements
and higher levels
of client activity in derivatives.
–
Personal & Corporate Banking RWA increased
by USD 0.7bn, mainly due to increases
in loans and loan commitments,
partly offset by lower high-quality liquid assets.
– Asset Management RWA were unchanged.
Model updates and
methodology changes resulted
in an RWA
decrease of USD 1.2bn,
mainly reflecting a
reduction in
the
overlay
for
uncertainties
associated
with
the
alignment
of
models
and
RWA
calculations
in
legacy
Credit
Suisse
platforms with those of UBS, following the
completion of the Swiss client account and platform
migrations, in Personal
& Corporate Banking and Global Wealth Management.
Market risk
Market risk RWA
increased by USD 7.7bn to
USD 32.3bn in the second quarter
of 2026, driven by
asset size and other
movements in Group Treasury related to hedging activities, as well as in the Investment Bank’s Global Markets business.
Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
The flow tables
for credit risk, counterparty
credit risk (CCR)
and credit valuation
adjustment (CVA) RWA
in the respective
sections of this report provide further details regarding the movements in RWA in the second quarter of 2026.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards
applied
›
Refer to the “Capital management”
section of the UBS Group 30 June 2026 Interim Report, available under
”Quarterly reporting”
at ubs.com/investors
, for more information about capital management and RWA,
including details regarding movements in RWA
during the second quarter of 2026
Material model updates and methodology changes
Model updates and methodology
changes implemented during the
first half of 2026
resulted in a
USD 0.2bn decrease
in RWA, mainly reflecting
a decrease in the overlay for uncertainties associated with
the alignment of models and RWA
calculations in
legacy Credit
Suisse platforms
with those
of UBS,
following the
completion of
the Swiss
client account
and platform migrations in Personal & Corporate Banking and Global Wealth
Management. In addition, model updates
and methodology changes resulted in decreases in RWA
on recourse-based lending in Global Wealth Management and
commodity trade finance facilities in Personal & Corporate Banking.
These reductions were partly offset
by higher RWA
from
model updates
regarding
Swiss
corporate
exposures
and
mortgage
loans in
Personal
& Corporate
Banking
and
updates to the methodology
for residual risk on legacy
synthetic securitizations in the
Investment Bank. The updates
also
affected Pillar 3 tables, due to asset class reclassifications and the movement of exposures between the internal ratings-
based (the IRB) approach and the standardized approach.
›
Refer to “Credit risk exposure and credit risk mitigation effects”
and “Credit risk exposures by portfolio and PD range” in the
“Credit risk” section of this report for more information

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

OV1: Overview of RWA
Section or table
reference
Minimum
capital
requirements
1
USD m, except where indicated 30.6.26 31.3.26 31.12.25 30.6.26
1 Credit risk (excluding counterparty credit risk)
256,126
259,534
257,192
CMS1, CMS2, 4
20,490
2 of which: standardized approach (SA)
56,883
62,382
61,983
CMS1, CMS2, CR4
4,551
2a of which: non-counterparty-related risk
2
16,055
16,222
16,144
1,284
3 of which: foundation internal ratings-based (F-IRB) approach
41,325
40,148
40,713
CR6
3,306
4 of which: supervisory slotting approach
1,439
1,360
1,417
CR10
115
5 of which: advanced internal ratings-based (A-IRB) approach
156,480
155,645
153,078
CR6
12,518
5a of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3
6 Counterparty credit risk
4
35,005
35,410
33,037
CMS1, 5
2,800
7 of which: SA for counterparty credit risk (SA-CCR)
7,875
7,400
6,668
630
8 of which: internal model method (IMM)
14,465
16,152
14,623
CCR7
1,157
8a of which: value-at-risk (VaR)
8,008
7,420
6,798
CCR7
641
9 of which: other CCR
4,657
4,439
4,948
373
10 Credit valuation adjustment (CVA)
9,462
10,192
8,874
CMS1, 6
757
10a of which: full basic approach (BA-CVA)
4,461
4,898
4,274
CVA2
357
10b of which: standardized approach (SA-CVA)
5,001
5,294
4,600
CVA3, CVA4
400
11 Equity positions under the simple risk weight approach during the five-year transitional period
12 Equity investments in funds – look-through approach
1,413
1,482
1,797
CMS1
113
13 Equity investments in funds – mandate-based approach
1,147
1,276
1,046
CMS1
92
14 Equity investments in funds – fallback approach
752
691
781
CMS1
60
15 Settlement risk
258
223
156
CMS1
21
16 Securitization exposures in banking book
5,038
4,548
4,801
CMS1, 7
403
17 of which: securitization internal ratings-based approach (SEC-IRBA)
1,160
1,143
1,302
7
93
18 of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)
799
807
835
7
64
19 of which: securitization standardized approach (SEC-SA)
3,079
2,598
2,664
7
246
20 Market risk
32,276
24,549
23,756
CMS1, 8
2,582
21 of which: standardized approach (SA)
32,276
24,549
23,756
MR1
2,582
22 of which: internal models approach (IMA)
23 Capital charge for switch between trading book and banking book
24 Operational risk
135,425
135,425
135,425
CMS1
10,834
25 Amounts below thresholds for deduction (250% risk weight)
5
27,023
27,025
26,534
CMS1
2,162
25a
of which: deferred tax assets
18,303
18,500
18,128
1,464
26 Output floor applied (%)
6
65
65
60
27 Floor adjustment (before application of transitional cap)
7
28 Floor adjustment (after application of transitional cap)
8
29 Total
503,923
500,355
493,397
40,314
1 Calculated based on 8% of RWA.
2 Non-counterparty-related risk includes property,
equipment, software and other items.
3 The Swiss sectoral real estate
floor is not applicable at the level of
UBS Group AG
consolidated.
4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk”. Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation
of the exposure
measure.
5 Includes items
subject to threshold
deduction treatment
that do not
exceed their respective
threshold and are
risk weighted
at 250%. Items
subject to
threshold
deduction treatment include significant investments in common shares of non-consolidated financial institutions (banking, insurance and financial entities)
and deferred tax assets arising from temporary differences.
6 The overall
output floor of
72.5% is subject
to a phase-in
until 1 January
2028. As of
1 January 2026,
the applicable overall
output floor at
the level of
UBS Group AG
consolidated increased to
65% and will
increase to 70% in 2027.
7 FINMA has not opted to implement a transitional cap that would limit the increase in RWA to 25% of a bank’s RWA before the application of the output floor.
8 The total of our actual
final Basel III RWA
is higher than 65% of
our final Basel III RWA
calculated using the full
standardized approach. Therefore,
the overall output floor
is not binding, and
our RWA before and
after the effects of the
overall output floor are equal.
▲
Comparison of modelled and standardized RWA at risk level
Quarterly |
The CMS1 table compares RWA determined using models approved by FINMA with RWA determined under the full
standardized
approach.
The
table
also
provides
the
full
standardized
approach
for
RWA
that
are
the
base
of
the
phased-in overall output
floor. The purpose
of the overall
output floor is
to ensure that
banks’ capital requirements
based
on modelled approaches
where permitted do
not fall below
a certain percentage
of capital requirements
based on the
full standardized approach, thereby reducing excessive variability of RWA and enhancing the comparability of risk-based capital ratios across
banks. The impact
of the output
floor, if applicable,
will be disclosed
in the “OV1:
Overview of RWA”
table in rows 27 and 28.
The applicable threshold pursuant to
the reporting date is disclosed
in row 26 of the
OV1 table,
and in column e in the CMS1 table below. As of 1 January 2026, the output floor increased to 65% from 60% and will incrementally increase
to a
level of
72.5% by
2028. As
of 30 June
2026, the
floor is
not binding
at the
level of
UBS
Group, i.e. the
total of our
actual RWA shown
in column c
in the
CMS1 table below
is greater than
65% of the
RWA
calculated under
the full
standardized approach
shown in
column e,
and therefore
no adjustment
is required.
UBS is
making
progress
with
actions
to
mitigate
RWA
under
the
standardized
approach
to
minimize
the
floor
adjustment
required as the level of the output floor increases.
›
Refer to “Overview of risk-weighted assets and capital requirements” in this section for information about the OV1 table
The table
below provides
a summary
of the
key conceptual
differences between
the internal
model approach
and the
standardized approach.

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating based
on internal models approved by FINMA.
Reliance on external credit assessment institutions
where permitted in the regulatory framework.
Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weight differentiation
via individual probability of default (PD) and loss
given default (LGD) for mortgages.
Less granular risk weights based on loan-to-value
(LTV)
bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk
weight
of around 20% under the advanced internal
ratings-based (A-IRB) approach.
Modelled LGD captures transaction quality
features including collateralization. Under the
foundation internal ratings-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by FINMA.
No differentiation for transaction features (except
where a claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation
Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).
Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modelled RWA for most transaction types.
Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and SFTs.
Repo value-at-risk (VaR)
permits the use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk sensitivity.
The effects of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be
assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the
12-month period, irrespective of the actual
maturity of a particular transaction. The CCF
includes downturn adjustments and is the result
of analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCFs to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modelled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
The standardized approach for CCR is calculated as
the replacement costs plus regulatory add-ons that
take into account potential future market moves at
predetermined fixed rates.
For large, diversified derivatives portfolios,
standardized EAD is higher than modelled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs
The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modelled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the CVA risk capital requirement using both the standardized approach (SA-CVA)
and the full basic approach (BA-CVA) in line with
the final Basel III standards. The SA-CVA uses
sensitivities to market risk factors (e.g. interest rates
and credit spreads) and uses those sensitivities with
regulatory-prescribed risk weights and correlations
to arrive at a capital charge. The BA-CVA approach
is simpler and less risk sensitive.
Where the BA-CVA and the SA-CVA are applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.
If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches: the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)
framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR
-
and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As
of
30 June
2026,
the
output
floor
is
set
at
USD 475.0bn,
representing
65%
of
RWA
calculated
using
the
full
standardized approach. This floor is USD 28.9bn below the actual RWA of USD 503.9bn.
During the second
quarter of 2026,
the difference between
RWA calculated under
the full standardized
approach and
actual RWA decreased by USD 6.2bn, from USD 233.1bn to
USD 226.9bn. This was primarily driven by RWA mitigation
actions undertaken during the quarter and currency effects, partly offset by asset size and other movements.
Credit risk RWA under the full
standardized approach were higher than actual RWA.
Under the standardized approach,
fixed
risk
weights
are
applied
to
residential
mortgage
exposures,
depending
on
the
LTV.
The
internal
model-based
approach considers
borrowers’ ability
to service
debt more
accurately, including
mortgage affordability
and calibration
based on
historic data. The
Group’s residential mortgage
portfolio is focused
on the Swiss
market, and the
Group has
robust review processes in place
concerning borrowers’ ability to repay.
This results in the Group’s
residential mortgage
portfolio having a low
average LTV and consequently
a lower average risk
weight under the A-IRB
approach compared
with the standardized approach.
For Lombard lending, the
average risk weight using
internal models is lower
than under
the standardized
approach, primarily
due to
differences in
collateral treatment.
In addition,
corporate exposures
have
higher risk weights under the standardized approach compared with the average risk density in the modelled approach.
CCR RWA
under the
full standardized
approach were
higher than
actual RWA,
primarily reflecting
higher risk
weights
under the standardized
approach compared with
the IRB risk
weights mainly in
the corporate asset
class, especially on
managed funds. In addition
to risk weights, exposures
calculated under the standardized
approach are higher, because
the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral.
CVA RWA calculated
using the full
standardized approach were
higher than actual
RWA, as the
application of internal
ratings is not permitted under the standardized approach for output floor calculations.
RWA on securitization exposures in the banking book
calculated using the full standardized approach were higher than actual RWA, due
to more conservative
assumptions and less
granular risk assessments
permitted under the
SEC-SA when
compared with the SEC-IRBA framework.

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(RWA calculated
using full
standardized
approach)
1
30.6.26
1 Credit risk (excluding counterparty credit risk)
199,244
56,883
256,126
370,879
241,071
2 Counterparty credit risk
28,221
6,785
35,005
136,838
88,945
3 Credit valuation adjustment (CVA)
9,462
9,462
17,780
11,557
4 Securitization exposures in banking book
1,160
3,878
5,038
6,709
4,361
5 Market risk
32,276
32,276
32,573
21,172
6 Operational risk
135,425
135,425
135,425
88,026
7 Residual RWA
2
12
30,580
30,592
30,604
19,892
8 Total
228,636
275,287
503,923
730,807
475,025
3
31.3.26
1 Credit risk (excluding counterparty credit risk)
197,153
62,382
259,534
376,516
244,735
2 Counterparty credit risk
29,047
6,363
35,410
142,219
92,442
3 Credit valuation adjustment (CVA)
10,192
10,192
17,795
11,567
4 Securitization exposures in banking book
1,143
3,405
4,548
5,984
3,889
5 Market risk
24,549
24,549
24,756
16,091
6 Operational risk
135,425
135,425
135,425
88,026
7 Residual RWA
2
14
30,682
30,696
30,721
19,968
8 Total
227,357
272,997
500,355
733,414
476,719
3
31.12.25
1 Credit risk (excluding counterparty credit risk)
195,209
61,983
257,192
378,379
227,028
2 Counterparty credit risk
26,465
6,572
33,037
133,981
80,389
3 Credit valuation adjustment (CVA)
8,874
8,874
13,793
8,276
4 Securitization exposures in banking book
1,302
3,499
4,801
6,072
3,643
5 Market risk
23,756
23,756
24,127
14,476
6 Operational risk
135,425
135,425
135,425
81,255
7 Residual RWA
2
1,814
28,500
30,313
30,948
18,569
8 Total
224,790
268,608
493,397
722,726
433,635
3
1 As of 1 January 2026,
the output floor increased to
65% from 60% in 2025.
2 Includes settlement risk, equity investments
in funds and items subject
to threshold deduction treatment that
do not exceed their
respective threshold and are risk weighted at 250%.
3 The output floor is applied to total RWAs and not to individual risk categories.
▲
Comparison of modelled and standardized RWA for credit risk at asset class level
Semi-annual |
The CMS2 table below elaborates
on the comparison between RWA calculated
under the full standardized and
the internally modelled approaches (including the IRB
approach for credit risk and
the supervisory slotting approach) by
focusing on RWA for credit risk at the asset-class and sub-asset-class levels.
During the first half
of 2026, the difference
between credit risk RWA
calculated using the
full standardized approach
and
actual credit risk RWA decreased by USD 6.4bn, to USD 114.8bn from USD 121.2bn.
›
Refer to “Comparison of modelled and standardized RWA
at risk level” in this section for information about the overall output floor
RWA in the Retail
asset class calculated using the
full standardized approach were higher
than actual RWA. The
largest
component of the difference is observed primarily within Retail: exposures secured by real estate and Retail: other retail, which includes Lombard lending. Under the standardized
approach, fixed risk weights are applied
to exposures secured
by real
estate, depending
on the
LTV. The
internal model-based
approach considers
borrowers’ ability
to service
debt
more accurately,
including calibration based
on historic
data. The
Group’s residential
mortgage portfolio
is focused
on
the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results
in the
Group’s residential
mortgage portfolio
having a
low average
LTV and
consequently a
lower average
risk weight
under the A-IRB
approach compared with
the standardized approach.
For Lombard lending
the average risk
weight using
internal
models is
significantly lower
than
under
the
standardized approach,
primarily due
to
differences in
collateral
treatment.
RWA in the Corporates:
other lending asset class
calculated using the
full standardized approach
were higher than
actual
RWA. The difference is primarily
driven by exposures to large
corporate clients, which have higher
risk weights under the
standardized approach compared with the average risk weight under the modelled approach.
RWA in the Corporates: specialized lending asset class calculated using the full standardized approach were higher than actual RWA.
The difference
is primarily
driven by
exposures related
to income-producing
real estate
(IPRE) and
object
financing. Under the
standardized approach, fixed
LTV-dependent risk weights are
applied to exposures
related to IPRE
resulting in a higher average risk weight than under the modelled approach.

30 June 2026 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

CMS2: Comparison of modelled and standardized RWA for credit risk at asset class level
a b c d e
USD m
RWA for modelled
approaches that UBS
has FINMA approval
to use
RWA for column (a) if
re-computed using the
standardized approach
Total actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(RWA calculated using
full standardized
approach)
1,2
30.6.26
1
Central governments, central banks and
supranational organizations
8,173
2,482
8,173
2,482
1,613
2
of which: Central governments, central banks and
supranational organizations (F-IRB)
3
of which: Central governments, central banks and
supranational organizations (A-IRB)
8,173
2,482
8,173
2,482
1,613
4 Banks
5,560
5,912
5,560
5,912
3,843
5
Public sector entities and multilateral development
banks
1,686
3,156
1,686
3,156
2,051
6 Corporates: specialized lending
29,520
43,851
29,520
43,851
28,503
7
of which: Corporates: specialized lending under the
supervisory slotting approach
1,439
1,591
1,439
1,591
1,034
8 of which: Corporates: specialized lending (F-IRB)
9 of which: Corporates: specialized lending (A-IRB)
28,081
42,260
28,081
42,260
27,469
10 Corporates: other lending
63,979
94,640
63,979
94,640
61,516
11 of which: Corporates: other lending (F-IRB)
34,079
58,215
34,079
58,215
37,840
12 of which: Corporates: other lending (A-IRB)
29,900
36,426
29,900
36,426
23,677
13 Retail
90,326
163,955
90,326
163,955
106,571
14 of which: Retail: exposures secured by real estate
63,648
107,424
63,648
107,424
69,826
15
of which: Retail: qualifying revolving retail
exposures (QRRE)
1,459
1,824
1,459
1,824
1,186
16 of which: Retail: other retail
25,219
54,707
25,219
54,707
35,560
17 Equity exposures
4,701
4,701
3,056
18 Other
52,182
52,182
33,918
19 Total
199,244
313,996
256,126
370,879
241,071
31.12.25
1
Central governments, central banks and
supranational organizations
7,033
2,963
7,033
2,963
1,778
2
of which: Central governments, central banks and
supranational organizations (F-IRB)
3
of which: Central governments, central banks and
supranational organizations (A-IRB)
7,033
2,963
7,033
2,963
1,778
4 Banks
5,983
6,382
5,983
6,382
3,829
5
Public sector entities and multilateral development
banks
1,448
2,762
1,448
2,762
1,657
6 Corporates: specialized lending
28,994
44,393
28,994
44,393
26,636
7
of which: Corporates: specialized lending under the
supervisory slotting approach
1,417
1,611
1,417
1,611
967
8 of which: Corporates: specialized lending (F-IRB)
9 of which: Corporates: specialized lending (A-IRB)
27,577
42,781
27,577
42,781
25,669
10 Corporates: other lending
62,523
94,716
62,523
94,716
56,830
11 of which: Corporates: other lending (F-IRB)
33,283
57,205
33,283
57,205
34,323
12 of which: Corporates: other lending (A-IRB)
29,240
37,512
29,240
37,512
22,507
13 Retail
89,228
165,180
89,228
165,180
99,108
14 of which: Retail: exposures secured by real estate
62,321
106,615
62,321
106,615
63,969
15
of which: Retail: qualifying revolving retail
exposures (QRRE)
1,590
1,788
1,590
1,788
1,073
16 of which: Retail: other retail
25,318
56,777
25,318
56,777
34,066
17 Equity exposures
4,778
4,778
2,867
18 Other
57,204
57,204
34,323
19 Total
195,209
316,397
257,192
378,379
227,028
1 As of 1 January 2026, the output floor
increased to 65% from 60% in 2025.
2 Although the output floor is applied to total
RWA, the output floor disclosed in this table
reflects only RWA attributable to credit
risk exposures. Refer to the “CMS1: Comparison of modelled and standardized RWA at risk level” table in this section for information about non-credit risk exposures.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Credit risk
Introduction
Semi-annual |
The parameters
applied under
the internal
ratings-based (the
IRB) approach
are generally
based on
the same
methodologies,
data
and
systems
we
use
for
internal
credit
risk
quantification,
except
where
certain
treatments
are
specified
by
regulatory
requirements.
These
include,
for
example,
the
application
of
regulatory
prescribed
floors
and
multipliers, and
differences with
respect to
eligibility criteria
and exposure
definitions. The
exposure information
presented
in this
section may
thus
differ from
our
internal management
view
disclosed in
the
“Risk management
and control”
sections of the
quarterly and annual
reports. Similarly, the
regulatory capital prescribed
measure of credit
risk exposure
also differs from how it is defined under IFRS Accounting Standards.
▲
Credit quality of assets
Semi-annual |
The CR1
table below
provides a
breakdown of
defaulted and
non-defaulted loans,
debt securities,
and off-
balance sheet
exposures. The
table also
includes a
breakdown of
expected credit
loss (ECL)
accounting provisions
on
exposures subject to the standardized approach and the IRB approach.
Compared
with
31 December
2025,
the
net
carrying
amount
of
loans
increased
by
USD 17.0bn
to
USD 913.2bn,
primarily driven
by an
increase in
lending assets,
mainly in
Global Wealth
Management and
Personal &
Corporate Banking,
and cash and balances at central banks.
The net carrying amount of debt securities increased by USD 0.4bn to USD 122.9bn.
The net carrying
amount of off-balance
sheet exposures increased
by USD 9.2bn to
USD 110.3bn, mainly driven
by an
increase in commitments.
›
Refer to the “CR3: Credit risk mitigation techniques – overview” table in this section for more information about the net value
movements related to Loans and Debt securities shown in the table below
›
Refer to “Credit risk” in the “Risk management and control” section of the UBS Group
Annual Report 2025, available under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default and credit impairment and to
“Credit risk exposure categories” in the “Credit risk” section of the 31 December
2025 Pillar 3 Report, available under “Pillar 3
disclosures” at ubs.com/investors , for more information about the classification of Loans and Debt securities
CR1: Credit quality of assets
Gross carrying amounts of:
Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
30.6.26
1 Loans
4
6,902
908,995
(2,706)
(222)
(52)
(2,432)
913,191
2 Debt securities
0
122,879
(8)
0
(8)
0
122,871
3 Off-balance sheet exposures
5
473
110,150
(329)
(27)
(10)
(292)
110,295
4 Total
7,375
1,142,024
(3,043)
(249)
(70)
(2,723)
1,146,356
31.12.25
1 Loans
4
7,168
891,719
(2,676)
(128)
(50)
(2,497)
896,211
2 Debt securities
0
122,520
(8)
0
(8)
0
122,512
3 Off-balance sheet exposures
5
308
100,995
(243)
(3)
(4)
(236)
101,060
4 Total
7,476
1,115,234
(2,927)
(131)
(62)
(2,734)
1,119,783
1 Defaulted exposures include stage 3
and defaulted purchased credit-impaired (PCI)
assets under IFRS 9. Refer to
“Note 8 Expected credit loss measurement”
in the “Consolidated financial statements”
section of
the UBS Group 30
June 2026 Interim Report,
available under “Quarterly
reporting” at ubs.com/investors,
for more information about
IFRS 9.
2 Expected credit loss (ECL)
allowances and provisions
amounted to
USD 3,189m as
of 30 June
2026, as
disclosed in “Note
8 Expected credit
loss measurement”
in the
“Consolidated financial
statements” section
of the
UBS Group 30
June 2026
Interim Report, available
under
“Quarterly reporting” at ubs.com/investors.
This Pillar 3
table excludes ECL toward
securitization exposures, revocable
off-balance sheet exposures,
ECL on irrevocable committed
prolongation of loans that
do not
give rise
to additional
credit exposures
and exposures
subject to
counterparty credit
risk.
3 Specific
provisions include
stage 3
ECL allowances
and additional
ECL allowances
on defaulted
PCI assets.
General
provisions include stage 1 and 2
ECL allowances and additional ECL allowances on
non-defaulted PCI assets.
4 Loan exposure is reported in
line with the Pillar 3
definition. Refer to “Credit risk exposure
categories”in
the “Credit risk“ section of the 31
December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors, for more information about the classification of Loans and Debt securities.
5 Off-balance
sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract
RWA.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual
|
The
CR2
table
below
presents
changes
in
stock
of
defaulted
loans,
debt
securities
and
off-balance
sheet
exposures for the first half of 2026. The total amount of defaulted loans and debt securities decreased by USD 0.1bn to
USD 7.4bn compared with 31 December 2025.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 30.6.26
1
For the half year
ended 31.12.25
1
1 Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year
7,476
6,820
2 Loans, debt securities and off-balance sheet exposures that have defaulted since the last reporting period
1,563
1,631
3 Returned to non-defaulted status
(83)
(401)
4 Amounts written off
(104)
(237)
5 Other changes
2
(1,477)
(337)
6 Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year
7,375
7,476
1 Off-balance sheet
exposures include
unutilized credit
facilities, guarantees
provided and forward
starting loan commitments
but exclude
prolongations of loans
that do not
increase the initially
committed loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract
RWA.
2 Includes primarily partial or full repayments, as well as currency effects.
▲
Credit risk mitigation
Semi-annual |
The CR3
table below
provides a
breakdown of
loans and
debt securities
into unsecured
and partially
or fully
secured exposures, with additional information about the security type.
Compared with 31 December 2025, the
carrying amount of unsecured loans
increased by USD 4.5bn to
USD 276.3bn,
primarily driven by an increase in cash and balances at central banks.
The
carrying
amount
of
partially
or
fully
secured
loans
increased
by
USD 12.5bn
to
USD 636.9bn,
mainly
due
to
an
increase in lending assets in Global Wealth Management and Personal & Corporate Banking.
The carrying amount of unsecured debt securities increased by USD 0.4bn to USD 122.4bn.
CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
30.6.26
1 Loans
2
276,268
636,923
913,191
617,593
4,519
5
1a of which: cash and balances at central
banks
215,071
215,071
2 Debt securities
122,353
518
122,871
3 Total
398,620
637,442
1,036,062
617,593
3
4,519
5
4 of which: defaulted
4
638
4,309
4,947
2,955
2
31.12.25
1 Loans
2
271,756
624,455
896,211
605,131
4,799
0
1a of which: cash and balances at central
banks
209,010
0
209,010
0
0
0
2 Debt securities
121,935
577
122,512
0
0
0
3 Total
393,691
625,032
1,018,723
605,131
3
4,799
0
4 of which: defaulted
4
304
4,910
5,215
4,089
221
0
1 Exposures in this table represent carrying amounts
in accordance with the regulatory scope of
consolidation.
2 Loan exposure is reported in line with the
Pillar 3 definition. Refer to “Credit risk exposure
categories”
in the “Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the classification of Loans and Debt securities.
3 Eligible
financial collateral under the IRB approach is recognized in the LGD parameter. The
exposure secured by collateral for IRB represents the collateral amounts received prior to any haircuts but subject to the
maximum
of the exposure carrying value.
4 Includes defaulted purchased credit-impaired assets.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the standardized approach
Introduction
The standardized
approach is
generally applied
where using
the IRB
approach is
not feasible.
Under the
standardized
approach
we
use,
where
possible,
credit
ratings
from
external
credit
assessment
institutions
to
determine
the
risk
weightings applied to rated counterparties.
Credit risk exposure and credit risk mitigation effects
Semi-annual
|
The
CR4
table
below
illustrates
the
credit
risk
exposure
and
effect
of
credit
risk
mitigation
(CRM)
on
the
calculation
of
capital
requirements
under
the
standardized
approach.
Exposures
in
the
following
narratives
represent
exposure at default (EAD) after the application of credit conversion factors (CCF) and CRM.
Compared
with
31 December
2025,
exposures
decreased
by
USD 18.9bn
to
USD 96.6bn,
and
RWA
decreased
by
USD 5.1bn to USD 56.9bn.
–
Exposures
to
Central
governments,
central
banks
and
supranational
organizations
decreased
by
USD 8.4bn
to
USD 11.7bn, and RWA decreased by USD 0.9bn to USD 0.1bn, mainly due to increased use of the IRB approach.
–
Exposures
to
Public
sector
entities
decreased
by
USD 3.4bn
to
USD 6.1bn,
and
RWA
decreased
by
USD 0.9bn
to
USD 1.7bn, primarily driven by lower high-quality liquid asset (HQLA) portfolio securities in Group Treasury.
–
Exposures to Banks decreased by
USD 2.8bn to USD 16.8bn, and RWA
decreased by USD 0.9bn to USD 6.0bn,
mainly
due to a decrease in amounts due from banks and lower HQLA portfolio securities in Group Treasury.
– Exposures to Corporates decreased by USD 1.7bn to USD 24.6bn, and RWA decreased by USD 0.8bn to USD 19.0bn, mainly driven by the use of the IRB approach for recourse-based lending in Global Wealth Management, partly offset by increases in loans and loan commitments in the Investment Bank.
–
Retail exposures decreased by
USD 1.6bn to USD 4.9bn, and
RWA decreased by USD 1.1bn
to USD 5.3bn, primarily in
Personal & Corporate Banking from the sale of our 50% interest in Swisscard AECS GmbH.

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
Exposures
before CCF and CRM
Exposures
post CCF and CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
30.6.26
Asset classes
1 Central governments, central banks and supranational
organizations
11,336
20
11,356
11,651
20
11,671
95
0.8
2 Public sector entities
5,782
1,335
7,116
5,742
376
6,117
1,691
27.6
3 Multilateral development banks
38
38
38
38
4 Banks
15,697
2,577
18,274
15,778
977
16,755
6,012
35.9
4a of which: Swiss account-holding securities firms and other non-bank financial institutions subject to equivalent
prudential standards and supervision
381
381
420
420
423
100.7
5 Covered bonds
1
6,005
6,005
6,005
6,005
600
10.0
5a of which: Swiss covered bonds
6,005
6,005
6,005
6,005
600
10.0
6 Corporates
21,475
14,857
36,332
19,900
4,722
24,622
19,021
77.3
6a of which: Swiss non-account-holding securities firms and
other financial institutions not subject to equivalent
prudential standards and supervision
49
49
49
49
48
98.2
6b of which: specialized lending
7 Subordinated debt, equity exposures and other capital
instruments
1,853
1,853
1,761
1,761
4,701
267.0
8 Retail
4,409
3,314
7,723
4,369
554
4,922
5,292
107.5
9 Real estate
7,539
812
8,351
7,131
284
7,414
2,767
37.3
9a of which: own-used RRE
4,983
545
5,528
4,670
223
4,893
1,489
30.4
9b of which: IPRRE
1,958
103
2,061
1,873
42
1,915
855
44.6
9c of which: own-used CRE
192
95
287
188
1
189
129
67.9
9d of which: IPCRE
347
42
389
340
15
355
259
72.9
9e of which: land acquisition, development and construction
60
27
87
59
3
62
35
56.3
10 Defaulted exposures
555
71
626
556
11
568
650
114.5
11 Other assets
16,428
272
16,700
16,428
272
16,700
16,055
96.1
12 Total
91,117
23,258
114,375
89,360
7,214
96,574
56,883
58.9
31.12.25
Asset classes
1
Central governments, central banks and supranational
organizations
19,735
31
19,766
20,038
34
20,073
1,034
5.2
2 Public sector entities
9,006
2,049
11,055
9,007
493
9,499
2,576
27.1
3 Multilateral development banks
30
30
30
30
4 Banks
18,455
2,593
21,047
18,499
1,018
19,517
6,931
35.5
4a of which: Swiss account-holding securities firms and other non-bank financial institutions subject to equivalent
prudential standards and supervision
426
426
426
426
340
79.8
5 Covered bonds
1
6,391
6,391
6,391
6,391
639
10.0
5a of which: Swiss covered bonds
6,391
6,391
6,391
6,391
639
10.0
6 Corporates
24,160
10,054
34,214
23,139
3,212
26,351
19,780
75.1
6a of which: Swiss non-account-holding securities firms and
other financial institutions not subject to equivalent
prudential standards and supervision
51
51
51
51
51
100.0
6b of which: specialized lending
4
4
1
1
1
100.0
7 Subordinated debt, equity exposures and other capital
instruments
1,858
1,858
1,786
1,786
4,778
267.6
8 Retail
6,053
4,264
10,317
6,002
484
6,486
6,348
97.9
9 Real estate
7,703
657
8,360
7,275
271
7,546
2,801
37.1
9a of which: own-used RRE
5,383
524
5,907
5,056
220
5,276
1,713
32.5
9b of which: IPRRE
2,014
106
2,120
1,918
42
1,960
866
44.2
9c of which: own-used CRE
95
4
99
93
2
95
69
72.3
9d of which: IPCRE
163
18
180
161
6
167
126
75.5
9e of which: land acquisition, development and construction
48
5
53
47
1
48
28
58.0
10 Defaulted exposures
647
17
663
644
5
649
795
122.5
11 Other assets
16,970
178
17,148
16,970
178
17,148
16,301
95.1
12 Total
111,007
19,841
130,849
109,782
5,694
115,475
61,983
53.7
1 Covered bond exposures reported under the preferential risk weight treatment relate exclusively to Swiss covered bonds issued under the Swiss covered bonds regulation (Pfandbriefgesetz). All other covered bonds are presented in the asset classes based on the issuer counterparty.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset classes and risk weights
Semi-annual |
The CR5 table below
shows credit risk exposures
under the standardized approach
by asset classes and
risk weights applied. The
credit risk exposures
in the CR5 table
are after the application of CCFs and CRM.
CR5: Standardized approach – exposures by asset classes and risk weights – excluding Real estate
USD m
Risk weight 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 65% 75% 80% 85% 100% 130% 150% 250% 400% 1,250% Other
Total
credit
exposures
amount
30.6.26
Asset class
1 Central governments, central banks
and supranational organizations
11,499
2
151
19
11,671
2 Public sector entities
5,012
835
271
6,117
3 Multilateral development banks
38
38
4 Banks
14,128
402
270
10
1,946
16,755
4a of which: Swiss account-holding
securities firms and other non-bank
financial institutions subject to
equivalent prudential standards and
supervision
103
40
26
252
420
5 Covered bonds
6,005
6,005
5a of which: Swiss Covered Bonds
6,005
6,005
6 Corporates
6,085
126
311
17,078
263
760
1
24,622
6a of which: Swiss non-account-
holding securities firms and other
financial institutions not subject to
equivalent prudential standards and
supervision
49
49
6b of which: specialized lending
7 Subordinated debt, equity exposures
and other capital instruments
1,562
199
1,761
8 Retail
4,922
4,922
10 Defaulted exposures
407
161
568
11 Other assets
646
16,055
16,700
12 Total
12,183
6,005
25,226
402
1,383
311
38,762
2,369
1,562
199
760
89,160
1 Includes exposures secured by credit derivatives cleared through central counterparties risk-weighted at 2% or 4%.

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – Real estate (continued)
USD m
Risk weight 0% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 85% 90% 100% 105% 110% 115% 150% Other
Total
credit
exposures
amount
30.6.26
Asset class
9 Real estate
1,668
1,231
773
2,024
331
461
355
322
117
3
66
1
2
15
45
7,414
9a of which: own-used RRE
1,668
1,231
1,620
331
13
29
4,893
9b of which: IPRRE
773
404
448
204
84
1
1
1,915
9c of which: own-used CRE
151
4
2
32
189
9d of which: IPCRE
322
32
2
355
9e of which: land acquisition,
development and construction
2
15
45
62

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – excluding Real estate (continued)
USD m
Risk weight 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 65% 75% 80% 85% 100% 130% 150% 250% 400% 1,250% Other
Total
credit
exposures
amount
31.12.25
Asset class
1 Central governments, central banks
and supranational organizations
18,683
27
682
665
15
20,073
2 Public sector entities
7,693
1,538
268
9,499
3 Multilateral development banks
30
30
4 Banks
16,548
440
288
14
2,226
19,517
4a of which: Swiss account-holding
securities firms and other non-bank
financial institutions subject to
equivalent prudential standards and
supervision
230
196
426
5 Covered bonds
6,391
6,391
5a of which: Swiss Covered Bonds
6,391
6,391
6 Corporates
7,838
618
118
68
17,620
90
26,351
6a of which: Swiss non-account-
holding securities firms and other
financial institutions not subject to
equivalent prudential standards and
supervision
51
51
6b of which: specialized lending
1
1
7 Subordinated debt, equity exposures
and other capital instruments
1,576
209
1,786
8 Retail
373
857
5,256
6,486
10 Defaulted exposures
356
293
649
11 Other assets
848
16,300
17,148
12 Total
19,562
6,391
32,106
440
373
3,128
975
68
40,480
2,623
1,576
209
107,929

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – Real estate (continued)
USD m
Risk weight 0% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 85% 90% 100% 105% 110% 115% 150% Other
Total
credit
exposures
amount
31.12.25
Asset class
9 Real estate
1,795
1,278
799
2,068
117
866
155
137
196
4
57
19
2
18
35
7,546
9a of which: own-used RRE
1,795
1,278
1,680
117
217
189
5,276
9b of which: IPRRE
799
388
649
90
7
4
19
5
1,960
9c of which: own-used CRE
66
29
95
9d of which: IPCRE
137
28
2
167
9e of which: land acquisition,
development and construction
13
35
48
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual |
The CR5
table below
presents on-
and off-balance
sheet exposures
distributed across
regulatory risk
weight
buckets, including what average CCFs are applied to off-balance sheet exposures.
CR5: Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures
USD m, except where indicated
On-balance sheet
exposure (pre-CRM)
Off-balance sheet
exposure (pre-CCF and
pre-CRM)
Weighted average CCF
in %
Exposure (post CCF and
CRM)
30.6.26
Risk weight
1 Less than 40%
48,345
6,383
39
50,316
2 40-70%
2,696
1,112
18
2,852
3 75%
336
234
41
428
4 85%
5
3
5 90-100%
35,738
14,418
32
38,828
6 105-130%
3
3
7 150%
2,142
1,111
29
2,384
8 250%
1,597
1,562
9 400%
256
199
10 1,250%
11 Total
91,117
23,258
33
96,574
31.12.25
Risk weight
1 Less than 40%
63,635
4,953
38
64,471
2 40-70%
4,411
847
26
4,778
3 75%
1,022
502
36
1,172
4 85%
60
58
20
72
5 90-100%
37,528
12,944
28
40,536
6 105-130%
20
2
40
21
7 150%
2,474
536
27
2,641
8 250%
1,597
1,576
9 400%
260
209
10 1,250%
1
11 Total
111,007
19,841
31
115,475
▲
Credit risk under the IRB approach
Introduction
The
IRB approach
includes the
advanced IRB
(A-IRB) approach
and, under
the final
Basel III standards
from
1 January
2025
onward,
the
foundation
IRB
(F-IRB)
approach
for
exposures
to
banks,
public
sector
entities
and
multilateral
development banks,
and large
corporate clients.
Under the
A-IRB approach the
required capital for
credit risk is
quantified
through empirical models
that we have
developed to estimate
the probability of
default (PD), loss
given default (LGD),
exposure at default (EAD) and other parameters,
subject to approval by the Swiss Financial
Market Supervisory Authority
(FINMA). Under the F-IRB approach banks are permitted to use their own internal estimates for the PD.
›
Refer to “Credit risk under the IRB approach” in the “Credit risk”
section of the 31 December 2025 Pillar 3 Report, available under
“Pillar 3 disclosures” at ubs.com/investors , for information about our key credit risk models
Credit risk exposures by portfolio and PD range
Semi-annual |
The
CR6
table
below provides
information about
credit
risk
exposures
under
the
IRB
approach,
including
a
breakdown of the main parameters used in IRB models to calculate the capital requirements, presented by portfolio and
PD range across
FINMA-defined asset classes. Exposures
in the following
narratives represent
EAD after the
application
of CCF and CRM.
Compared
with
31 December
2025,
exposures
increased
by
USD 45.4bn
to
USD 1,067.6bn,
and
RWA
increased
by
USD 4.0bn to USD 197.8bn.
–
Exposures
to
Central
governments,
central
banks
and
supranational
organizations
subject
to
the
A-IRB
approach
increased by USD
24.4bn to
USD 295.7bn, and RWA
increased by
USD 1.1bn to USD
8.2bn, mainly
driven by increases
in cash and balances at central banks and HQLA portfolio securities, and the increased use of the IRB approach.
–
Exposures to
Corporates: other
lending subject
to the
A-IRB approach
increased by
USD 3.8bn to
USD 55.4bn, and
RWA increased by USD 0.7bn to USD 29.9bn, mainly driven by
model updates and methodology changes during the
first
half
of
2026,
relating
to
the
application
of
the
IRB
approach
on
recourse-based
lending
in
Global
Wealth
Management and higher
RWA from Swiss
corporate exposures in
Personal & Corporate
Banking. This was
partly offset
by a decrease in the overlay for uncertainties
associated with the alignment of models
and RWA calculations in legacy
Credit
Suisse
platforms
with
those
of
UBS,
following
the
completion
of
the
Swiss
client
account
and
platform
migrations, in Personal & Corporate Banking and Global Wealth Management.
–
Retail exposures secured
by real estate
subject to the
A-IRB approach increased
by USD 2.4bn to
USD 328.2bn, and
RWA increased by USD 1.3bn to USD 63.6bn, primarily due to increases in loans and loan commitments.
–
Other retail exposures subject to the
A-IRB approach increased by USD 10.8bn to USD 230.4bn,
and RWA decreased
by
USD 0.1bn
to
USD 25.2bn,
mainly
driven
by
increases
in
loans
and
loan
commitments
in
Global
Wealth

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Management and following the migration of exposures from Credit Suisse models.
–
Exposures to
Banks subject
to the
F-IRB approach
increased by
USD 2.0bn to
USD 14.8bn, and
RWA decreased
by
USD 0.4bn to USD 5.6bn, mainly driven by an increase in amounts due from banks and changes in the portfolio mix.
–
Exposures to
Corporates: other
lending subject
to the
F-IRB approach
increased by
USD 1.8bn to
USD 67.2bn, and
RWA increased by USD 0.8bn to
USD 34.1bn, mainly due to an
increase in loans and loan
commitments and various
model updates and methodology changes.
›
Refer to the “CR8: RWA flow statements of credit
risk exposures under IRB” table in this section for more information about the movement of credit risk exposures under the IRB approach

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
Average LGD
in %
1
Average
maturity
in years
1
RWA
RWA density
in % EL Provisions
2
Central governments, central banks and supranational organizations –
A-IRB as of 30.6.26
0.00 to <0.15
291,784
22
291,806
52.2
294,085
0.0
<0.1
16.3
1.0
6,734
2.3
12
0.15 to <0.25
16
0
16
52.0
307
0.2
<0.1
47.7
4.3
186
60.7
0
0.25 to <0.50
1,019
21
1,040
39.9
979
0.3
<0.1
69.9
1.0
637
65.0
2
0.50 to <0.75
0.75 to <2.50
344
32
376
40.0
261
1.0
<0.1
64.7
1.1
274
105.0
2
2.50 to <10.00
229
174
404
40.0
34
5.2
<0.1
50.3
4.4
68
202.4
1
10.00 to <100.00
115
0
115
100.0
54
28.0
<0.1
89.8
1.0
253
469.4
74
100.00 (default)
3
24
0
24
9.7
21
100.0
<0.1
21
100.0
2
Subtotal
293,531
249
293,780
41.1
295,741
0.0
<0.1
16.5
1.0
8,173
2.8
94
93
Central governments, central banks and supranational organizations –
A-IRB as of 31.12.25
0.00 to <0.15
268,271
26
268,297
46.7
270,339
0.0
<0.1
15.8
1.0
6,126
2.3
15
0.15 to <0.25
277
0
278
32.5
591
0.2
<0.1
48.9
2.9
281
47.5
0
0.25 to <0.50
48
42
90
40.0
19
0.4
<0.1
70.6
1.2
13
69.6
0
0.50 to <0.75
0
0
0
40.0
0
0.6
<0.1
25.2
4.9
0
58.9
0
0.75 to <2.50
367
34
402
40.0
262
1.0
<0.1
64.8
1.1
280
106.6
2
2.50 to <10.00
230
194
424
40.0
21
7.0
<0.1
72.9
4.7
66
313.2
1
10.00 to <100.00
104
0
104
100.0
52
28.0
<0.1
89.8
1.0
245
469.4
81
100.00 (default)
3
22
0
22
10.3
22
100.0
<0.1
22
100.0
2
Subtotal
269,321
296
269,617
40.6
271,308
0.0
<0.1
15.9
1.0
7,033
2.6
101
87
Corporates: specialized lending – A-IRB as of 30.6.26
0.00 to <0.15
6,152
1,571
7,723
62.8
7,139
0.1
0.3
15.0
2.5
689
9.7
1
0.15 to <0.25
6,858
2,581
9,439
44.5
7,732
0.2
0.5
21.0
2.3
1,466
19.0
3
0.25 to <0.50
13,176
4,065
17,242
37.6
14,624
0.4
1.3
23.2
2.1
4,537
31.0
12
0.50 to <0.75
10,616
4,179
14,795
29.3
11,791
0.6
1.2
27.7
1.9
5,659
48.0
21
0.75 to <2.50
16,653
4,697
21,350
27.4
17,820
1.2
2.1
28.8
2.2
11,561
64.9
64
2.50 to <10.00
3,493
803
4,297
35.0
3,769
3.9
0.5
27.9
2.5
3,386
89.8
41
10.00 to <100.00
127
1
127
90.7
127
17.0
<0.1
37.9
2.1
239
187.5
8
100.00 (default)
3
751
3
754
9.9
544
100.0
<0.1
544
100.0
207
Subtotal
57,825
17,900
75,726
36.1
63,546
1.7
6.0
24.5
2.2
28,081
44.2
356
253
Corporates: specialized lending – A-IRB as of 31.12.25
0.00 to <0.15
8,349
2,159
10,508
63.4
9,821
0.1
0.8
15.2
2.4
1,017
10.4
1
0.15 to <0.25
5,385
2,451
7,835
32.6
5,973
0.2
0.5
19.1
2.6
1,202
20.1
2
0.25 to <0.50
12,145
3,739
15,884
32.3
13,405
0.4
1.2
22.3
2.2
4,329
32.3
11
0.50 to <0.75
7,563
3,530
11,093
25.3
8,377
0.6
0.9
26.1
2.2
3,816
45.6
14
0.75 to <2.50
18,484
4,778
23,263
31.9
19,953
1.3
1.9
27.0
2.2
12,293
61.6
73
2.50 to <10.00
4,817
1,103
5,920
46.4
5,329
3.4
0.5
26.6
2.4
4,315
81.0
49
10.00 to <100.00
68
0
68
0.0
68
18.7
<0.1
28.8
1.5
94
137.2
3
100.00 (default)
3
679
2
682
10.0
509
100.0
<0.1
509
100.0
206
Subtotal
57,491
17,761
75,252
35.5
63,435
1.7
5.9
23.1
2.3
27,577
43.5
359
297

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
Average LGD
in %
1
Average
maturity
in years
1
RWA
RWA density
in % EL Provisions
2
Corporates: other lending – A-IRB as of 30.6.26
0.00 to <0.15
3,724
5,158
8,882
33.8
5,461
0.1
3.4
28.9
2.1
818
15.0
1
0.15 to <0.25
1,842
2,728
4,570
31.1
2,683
0.2
1.0
30.0
1.8
614
22.9
1
0.25 to <0.50
3,503
4,551
8,055
43.4
5,463
0.4
1.6
30.2
1.7
1,765
32.3
6
0.50 to <0.75
5,488
2,637
8,125
41.4
6,548
0.6
1.4
26.8
1.7
2,441
37.3
11
0.75 to <2.50
16,576
7,541
24,117
46.4
19,967
1.4
4.5
28.8
1.7
11,178
56.0
85
2.50 to <10.00
11,240
5,222
16,462
48.5
13,241
4.2
7.1
34.0
1.7
10,963
82.8
180
10.00 to <100.00
630
234
864
35.7
647
13.5
0.2
24.6
1.3
680
105.1
22
100.00 (default)
3
2,496
282
2,778
38.5
1,439
100.0
0.6
1,439
100.0
1,163
Subtotal
45,500
28,352
73,853
41.9
55,449
4.4
19.9
29.2
1.8
29,900
53.9
1,468
1,545
Corporates: other lending – A-IRB as of 31.12.25
0.00 to <0.15
4,926
7,926
12,852
26.8
7,113
0.1
3.9
31.4
2.3
1,171
16.5
2
0.15 to <0.25
2,979
3,733
6,712
46.5
4,751
0.2
1.5
32.1
1.9
1,260
26.5
3
0.25 to <0.50
4,930
3,906
8,836
37.6
6,420
0.4
2.2
32.3
2.0
2,308
36.0
7
0.50 to <0.75
3,286
2,240
5,527
42.1
4,041
0.6
1.6
33.9
2.0
2,195
54.3
9
0.75 to <2.50
13,883
5,602
19,485
44.8
16,273
1.4
4.2
29.7
1.8
11,114
68.3
70
2.50 to <10.00
10,455
3,915
14,370
45.3
11,721
3.9
7.0
36.4
2.0
9,764
83.3
165
10.00 to <100.00
188
181
369
53.7
248
14.3
0.1
37.4
1.5
393
158.7
14
100.00 (default)
3
1,954
376
2,329
25.5
1,034
100.0
0.7
1,034
100.0
1,110
Subtotal
42,601
27,879
70,480
38.6
51,601
3.5
21.2
31.8
2.0
29,240
56.7
1,381
1,428
Retail: exposures secured by real estate – A-IRB as of 30.6.26
0.00 to <0.15
49,355
1,278
50,633
58.1
50,098
0.1
57.6
17.6
1,972
3.9
7
0.15 to <0.25
99,472
2,004
101,476
52.3
100,527
0.2
124.6
23.6
9,427
9.4
41
0.25 to <0.50
99,123
3,344
102,468
76.0
101,677
0.3
109.9
27.4
18,582
18.3
98
0.50 to <0.75
40,439
1,521
41,961
78.0
41,644
0.6
36.0
31.3
13,079
31.4
82
0.75 to <2.50
25,902
1,833
27,735
63.9
27,076
1.2
25.3
34.0
13,735
50.7
109
2.50 to <10.00
5,429
146
5,575
79.1
5,545
3.6
5.8
31.2
5,095
91.9
63
10.00 to <100.00
163
0
163
98.7
163
16.6
0.1
35.2
310
190.6
10
100.00 (default)
3
1,477
18
1,495
29.1
1,447
100.0
1.4
1,447
100.0
36
Subtotal
321,361
10,145
331,506
67.2
328,176
0.9
360.6
25.7
63,648
19.4
445
105
Retail: exposures secured by real estate – A-IRB as of 31.12.25
0.00 to <0.15
114,454
2,331
116,785
40.4
115,747
0.1
166.6
16.7
4,316
3.7
16
0.15 to <0.25
51,694
857
52,551
51.9
52,320
0.2
51.2
22.9
4,483
8.6
21
0.25 to <0.50
58,901
1,071
59,972
61.1
59,734
0.3
56.2
25.9
8,914
14.9
54
0.50 to <0.75
32,980
729
33,709
78.4
33,560
0.6
30.2
30.6
8,042
24.0
65
0.75 to <2.50
42,698
2,630
45,328
70.8
44,580
1.2
39.9
34.0
19,194
43.1
189
2.50 to <10.00
16,913
438
17,350
78.7
17,259
4.0
15.3
32.8
14,015
81.2
224
10.00 to <100.00
1,314
19
1,333
71.1
1,328
15.9
0.9
32.8
2,107
158.7
69
100.00 (default)
3
1,257
2
1,259
9.1
1,250
100.0
1.2
1,250
100.0
32
Subtotal
320,211
8,077
328,288
59.8
325,777
1.0
361.5
24.0
62,321
19.1
670
111

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
Average LGD
in %
1
Average
maturity
in years
1
RWA
RWA density
in % EL Provisions
2
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of 30.6.26
0.00 to <0.15
312
4,672
4,985
54.6
2,865
0.1
522.7
51.2
90
3.1
1
0.15 to <0.25
199
1,839
2,038
55.5
1,220
0.2
196.1
52.3
89
7.3
1
0.25 to <0.50
241
1,174
1,415
65.0
1,004
0.4
136.0
52.6
132
13.1
2
0.50 to <0.75
215
605
820
59.3
574
0.6
102.0
53.4
122
21.3
2
0.75 to <2.50
393
675
1,068
54.2
784
1.3
157.9
54.6
289
36.8
5
2.50 to <10.00
541
417
958
18.2
565
4.1
103.4
54.1
474
83.9
13
10.00 to <100.00
89
13
102
58.2
97
18.6
22.5
59.5
215
222.6
11
100.00 (default)
3
81
0
81
0.0
49
100.0
34.6
49
100.0
33
Subtotal
2,072
9,395
11,466
54.8
7,158
1.5
1,275.2
52.1
1,459
20.4
67
58
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of
31.12.25
0.00 to <0.15
304
4,583
4,887
54.3
2,790
0.1
497.5
51.0
87
3.1
1
0.15 to <0.25
185
1,914
2,099
55.2
1,242
0.2
196.8
52.0
90
7.3
1
0.25 to <0.50
225
1,295
1,520
68.3
1,110
0.4
144.7
53.3
149
13.4
2
0.50 to <0.75
206
758
964
65.0
699
0.6
150.0
57.8
162
23.1
3
0.75 to <2.50
402
775
1,177
60.1
874
1.3
191.7
59.2
351
40.1
7
2.50 to <10.00
514
467
980
18.1
521
4.1
101.7
56.7
465
89.2
12
10.00 to <100.00
90
14
104
63.1
100
19.0
27.1
64.6
242
242.9
12
100.00 (default)
3
70
0
70
0.0
45
100.0
30.9
45
100.0
25
Subtotal
1,996
9,805
11,801
55.9
7,380
1.5
1,340.5
53.4
1,590
21.5
63
43
Retail: other retail – A-IRB as of 30.6.26
0.00 to <0.15
136,157
465,076
601,233
10.3
184,070
0.1
633.9
28.1
9,730
5.3
28
0.15 to <0.25
15,308
5,210
20,518
12.3
15,947
0.2
26.2
30.1
2,071
13.0
8
0.25 to <0.50
8,473
3,446
11,918
9.4
8,795
0.4
23.2
31.9
2,064
23.5
10
0.50 to <0.75
4,246
1,238
5,485
14.2
4,415
0.6
30.8
31.9
1,202
27.2
9
0.75 to <2.50
10,840
5,190
16,030
22.8
11,976
1.3
181.9
39.7
5,917
49.4
60
2.50 to <10.00
3,364
698
4,062
45.9
3,509
4.4
46.1
45.6
2,431
69.3
71
10.00 to <100.00
730
159
889
11.0
740
24.6
19.6
49.2
864
116.8
93
100.00 (default)
3
1,174
55
1,229
62.6
936
100.0
7.8
941
100.6
273
Subtotal
180,292
481,071
661,363
10.5
230,387
0.7
969.4
29.3
25,219
10.9
552
365
Retail: other retail – A-IRB as of 31.12.25
0.00 to <0.15
135,012
412,222
547,234
9.8
175,683
0.1
563.0
31.8
10,317
5.9
29
0.15 to <0.25
10,030
16,385
26,416
6.5
11,089
0.2
36.8
30.6
1,620
14.6
6
0.25 to <0.50
10,526
20,318
30,844
6.0
11,754
0.4
38.7
28.5
2,289
19.5
12
0.50 to <0.75
7,035
14,308
21,343
3.5
7,534
0.6
50.9
30.5
2,186
29.0
14
0.75 to <2.50
7,437
11,300
18,737
12.5
8,813
1.3
90.2
48.4
5,109
58.0
54
2.50 to <10.00
2,902
1,747
4,649
19.0
3,147
4.3
44.0
45.0
2,080
66.1
63
10.00 to <100.00
786
138
924
14.0
757
22.9
18.3
49.7
881
116.4
88
100.00 (default)
3
960
58
1,018
54.8
837
100.0
7.8
837
100.0
307
Subtotal
174,689
476,476
651,165
9.5
219,613
0.7
849.7
32.3
25,318
11.5
572
391
Total – A-IRB 30.6.26
900,582
547,112
1,447,694
14.8
980,458
0.8
2,631.1
24.1
1.3
156,480
16.0
2,983
2,418
Total – A-IRB 31.12.25
866,309
540,296
1,406,604
13.4
939,114
0.8
2,578.9
24.2
1.4
153,079
16.3
3,146
2,357

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
Average LGD
in %
1
Average
maturity
in years
1
RWA
RWA density
in % EL Provisions
2
Banks – F-IRB as of 30.6.26
0.00 to <0.15
9,740
1,181
10,921
39.3
11,428
0.1
0.2
45.0
1.2
2,752
24.1
4
0.15 to <0.25
537
696
1,233
52.8
1,168
0.2
0.2
45.0
1.7
549
47.0
1
0.25 to <0.50
474
585
1,059
31.9
633
0.4
<0.1
45.0
1.2
376
59.5
1
0.50 to <0.75
139
166
305
34.9
220
0.6
<0.1
45.0
1.1
165
74.8
1
0.75 to <2.50
391
297
688
50.2
544
1.3
<0.1
45.5
1.1
544
99.9
3
2.50 to <10.00
802
278
1,080
34.9
814
3.2
<0.1
45.0
1.0
1,110
136.4
12
10.00 to <100.00
75
47
122
39.1
20
15.6
<0.1
45.0
1.8
48
236.7
1
100.00 (default)
3
5
21
26
50.0
16
100.0
<0.1
16
100.0
0
Subtotal
12,164
3,271
15,435
41.3
14,842
0.5
0.7
45.0
1.3
5,560
37.5
23
3
Banks – F-IRB as of 31.12.25
0.00 to <0.15
7,077
1,199
8,276
40.1
8,932
0.1
0.2
45.0
1.3
2,166
24.2
3
0.15 to <0.25
671
601
1,272
60.5
1,297
0.2
0.2
44.9
1.7
579
44.7
1
0.25 to <0.50
399
504
902
32.3
546
0.4
<0.1
45.0
1.1
308
56.4
1
0.50 to <0.75
68
208
276
32.7
154
0.6
<0.1
45.0
1.1
115
75.0
0
0.75 to <2.50
399
367
766
46.4
580
1.3
<0.1
45.1
1.1
586
101.0
3
2.50 to <10.00
1,322
332
1,654
36.1
1,328
5.6
0.1
44.9
1.0
2,154
162.2
33
10.00 to <100.00
97
28
125
20.1
35
17.1
<0.1
38.1
1.5
74
209.6
2
100.00 (default)
3
Subtotal
10,032
3,239
13,271
42.3
12,873
0.8
0.8
45.0
1.3
5,983
46.5
45
24
Public sector entities, multilateral development banks – F-IRB as of 30.6.26
0.00 to <0.15
1,682
1,869
3,551
22.4
2,418
0.1
0.3
43.7
2.1
551
22.8
1
0.15 to <0.25
793
550
1,343
14.8
851
0.2
0.2
39.4
3.0
350
41.2
1
0.25 to <0.50
1,671
696
2,367
12.2
1,730
0.4
0.4
31.3
2.3
674
39.0
2
0.50 to <0.75
106
32
138
34.2
117
0.6
<0.1
31.0
3.2
69
58.9
0
0.75 to <2.50
90
0
90
10.0
3
1.7
<0.1
38.7
3.7
3
113.7
0
2.50 to <10.00
332
23
356
37.8
15
2.8
<0.1
22.4
4.1
11
73.9
0
10.00 to <100.00
0
52
52
22.8
12
10.8
<0.1
45.0
1.0
21
181.8
1
100.00 (default)
3
6
0
6
0.0
6
100.0
<0.1
6
100.0
0
Subtotal
4,681
3,221
7,902
19.1
5,151
0.3
0.9
38.4
2.3
1,686
32.7
4
7
Public sector entities, multilateral development banks – F-IRB as of 31.12.25
0.00 to <0.15
2,041
1,579
3,619
24.7
2,799
0.1
0.3
46.7
2.1
622
22.2
1
0.15 to <0.25
602
634
1,236
11.0
648
0.2
0.2
36.7
2.8
234
36.1
0
0.25 to <0.50
1,198
536
1,733
17.4
1,274
0.3
0.3
31.2
2.2
484
38.0
1
0.50 to <0.75
89
59
148
41.9
118
0.6
<0.1
27.3
3.9
75
64.0
0
0.75 to <2.50
105
1
106
10.0
3
1.5
<0.1
39.2
2.9
3
101.1
0
2.50 to <10.00
357
38
396
37.7
5
4.0
<0.1
45.0
2.0
7
132.9
0
10.00 to <100.00
100.00 (default)
3
8
0
8
0.0
22
100.0
<0.1
22
100.0
0
Subtotal
4,400
2,847
7,247
20.8
4,869
0.6
0.8
40.6
2.3
1,448
29.7
3
3

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet
exposures pre-
CCF
Total
exposures
pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
Average LGD
in %
1
Average
maturity
in years
1
RWA
RWA density
in % EL Provisions
2
Corporates: other lending – F-IRB as of 30.6.26
0.00 to <0.15
16,332
28,511
44,843
36.8
27,406
0.1
1.6
37.5
2.9
6,796
24.8
7
0.15 to <0.25
9,340
15,550
24,890
36.0
14,958
0.2
0.8
40.7
2.0
5,729
38.3
10
0.25 to <0.50
5,459
6,904
12,362
34.3
7,780
0.4
0.6
41.1
2.5
4,701
60.4
11
0.50 to <0.75
3,325
4,748
8,072
39.0
4,726
0.6
0.3
38.5
2.3
3,126
66.1
11
0.75 to <2.50
3,516
4,921
8,437
39.3
5,127
1.2
0.4
36.2
2.1
3,906
76.2
22
2.50 to <10.00
3,187
14,195
17,382
40.9
6,253
4.7
0.5
39.5
3.0
8,369
133.8
116
10.00 to <100.00
432
1,179
1,611
45.9
661
15.9
<0.1
37.8
2.1
1,203
181.9
39
100.00 (default)
3
228
214
442
50.9
251
100.0
<0.1
251
100.0
86
Subtotal
41,818
76,222
118,040
37.7
67,162
1.2
4.3
38.7
2.5
34,079
50.7
304
367
Corporates: other lending – F-IRB as of 31.12.25
0.00 to <0.15
16,823
28,801
45,624
32.9
26,785
0.1
2.0
37.7
3.0
6,641
24.8
7
0.15 to <0.25
7,292
17,963
25,255
34.7
13,456
0.2
0.8
40.1
2.3
5,202
38.7
9
0.25 to <0.50
5,755
7,226
12,981
31.4
7,968
0.4
0.6
41.4
2.4
4,580
57.5
12
0.50 to <0.75
2,950
3,791
6,740
31.0
4,122
0.6
0.3
33.4
2.2
2,332
56.6
9
0.75 to <2.50
2,986
6,690
9,676
40.0
5,103
1.2
0.4
38.5
2.3
4,141
81.1
24
2.50 to <10.00
1,934
15,498
17,432
40.8
6,532
4.4
0.5
40.5
2.5
8,328
127.5
114
10.00 to <100.00
497
1,235
1,733
44.4
776
15.1
<0.1
38.3
2.3
1,434
184.7
45
100.00 (default)
3
605
243
848
49.2
624
100.0
<0.1
624
100.0
165
Subtotal
38,843
81,447
120,289
35.4
65,367
1.8
4.8
38.3
2.6
33,283
50.9
385
411
Total – F-IRB 30.6.26
58,664
82,713
141,377
37.1
87,155
1.0
5.9
39.7
2.3
41,325
47.4
332
377
Total – F-IRB 31.12.25
53,274
87,533
140,807
35.2
83,110
1.6
6.5
39.5
2.4
40,713
49.0
432
438
Total (all asset classes under A-IRB and F-IRB) 30.6.26
959,246
629,826
1,589,071
17.7
1,067,613
0.8
2,637.0
25.4
1.5
197,805
18.5
3,315
2,795
Total (all asset classes under A-IRB and F-IRB) 31.12.25
919,583
627,829
1,547,411
16.5
1,022,224
0.9
2,585.4
25.5
1.5
193,792
19.0
3,578
2,795
1 Defaulted exposures disclosed in the table are excluded
from average loss given default and average
maturity information as not relevant for risk
weighting. Furthermore, Retail asset classes
are excluded from the average maturity,
as maturity is not relevant for risk weighting.
2 In line with BCBS Pillar 3 disclosure
requirements, provisions are only provided for the subtotals by asset class. Provisions reflect IFRS Accounting Standards expected credit losses accounting provisions for credit losses on IRB exposures.
3 Includes defaulted purchased credit-impaired assets.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual
|
Where credit derivatives
are used as CRM techniques,
the PD of the obligor
is in general replaced
with the PD of
the hedge
provider. The impact
of credit
derivatives
used as
CRM techniques
on IRB
credit risk
has been
immaterial
for past
reporting periods
and continued to be
immaterial for
this reporting period.
Therefore, we do not disclose
the “CR7: IRB –
Effect on RWA of credit
derivatives
used as CRM techniques”
table, as permitted
by the general
principles
of disclosure of
the FINMA
Ordinance on
the Disclosure
Obligations
of Banks and
Securities
Firms.
▲
›
Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section of this report for notional and fair
value information about credit derivatives used as CRM techniques
RWA flow statements of credit risk exposures under the internal ratings-based approach
Quarterly |
The CR8 table below provides
a breakdown of the credit
risk RWA movements in the second
quarter of 2026 across
movement categories defined by the
Basel Committee on Banking Supervision.
Credit risk
RWA under
the IRB
approach increased
by USD 2.1bn
to USD 199.2bn
during the
second quarter of
2026.
This balance reflects credit risk under the IRB approach, including the supervisory slotting approach.
Movements in asset size decreased RWA by USD 0.2bn.
Movements in asset
quality increased
RWA by USD 3.2bn,
mainly due
to changes
in the
portfolio mix, including
those
from decreases in cash and balances at central banks.
Model updates decreased RWA by
USD 0.6bn, reflecting a decrease
in the overlay for
uncertainties associated with the
alignment of models
and RWA calculations
in legacy Credit
Suisse platforms with
those of UBS,
following the completion
of the Swiss client account and platform migrations, in Personal & Corporate Banking and Global Wealth Management.
This was partly offset by increases in RWA from model updates on mortgage loans in Personal & Corporate Banking.
Methodology and
policy changes
resulted in
an RWA
increase of
USD 1.0bn, mainly
due to
the application
of the
IRB
approach on recourse-based lending in Global Wealth Management.
Currency effects,
driven by
the strengthening
of the
US dollar
against other
major currencies,
resulted in
a USD 1.4bn
decrease of in RWA.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of credit risk RWA movement table components
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.6.26
For the quarter
ended 31.3.26
1 RWA as of the beginning of the quarter
197,153
195,209
2 Asset size
(154)
11,033
3 Asset quality
3,157
(9,706)
4 Model updates
(584)
2,513
5 Methodology and policy
1,045
(543)
6 Acquisitions and disposals
0
7 Foreign exchange movements
(1,373)
(1,353)
8 Other
9 RWA as of the end of the quarter
199,244
197,153
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit risk

Specialized lending
Semi-annual |
The table below
provides information about
specialized lending exposures,
subject to the
supervisory slotting
approach.
CR10: IRB – specialized lending under the slotting approach
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
30.6.26
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years
123
50
123
61
Equal to or more than 2.5 years
586
73
70
616
431
2
Good Less than 2.5 years
775
264
70
882
617
4
Equal to or more than 2.5 years
363
6
90
366
329
3
Satisfactory
115
Weak
250
Default
Total
1,847
343
1,986
1,439
9
31.12.25
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years
212
40
50
229
114
Equal to or more than 2.5 years
597
79
70
629
440
3
Good Less than 2.5 years
972
285
70
1,088
762
4
Equal to or more than 2.5 years
110
6
90
113
101
1
Satisfactory
115
Weak
250
Default
Total
1,892
410
2,058
1,417
8
1 Exposure amounts in connection with income-producing real estate.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This section provides information
about the exposures subject
to the final Basel III
counterparty credit risk (CCR)
framework.
CCR
arises
from
over-the-counter
derivatives
and
exchange-traded
derivatives,
securities
financing
transactions (SFTs),
and long
settlement transactions.
We determine
the regulatory
credit exposure
on the
majority of
derivatives by applying the internal
model method (the IMM). For
the remainder we apply the standardized approach for
counterparty credit risk (SA-CCR). For the majority of SFTs
we determine the regulatory credit exposure using the value-
at-risk (VaR) approach. For the remainder we apply the comprehensive approach for credit risk mitigation (CRM).
▲
Counterparty credit risk exposure
Semi-annual I
The CCR1
table below
presents the
methods used
to calculate
CCR exposure.
Compared with
31 December
2025, derivative
exposures subject
to SA-CCR
increased by
USD 4.7bn, mainly
in Global
Wealth Management,
due to
market-driven
movements
and
higher
levels
of
client
activity.
Derivative
exposures
subject
to
IMM
increased
by
USD 1.4bn,
mainly
in
Personal
&
Corporate
Banking
and
the
Investment
Bank.
SFT
exposures
subject
to
the
comprehensive
approach
for
credit
risk
mitigation
and
the
VaR
approach
increased
by
USD 1.6bn
and
USD 1.5bn,
respectively, mainly in the Investment Bank.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD m, except where indicated
Replacement
cost
Potential future
exposure
Effective
EPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
30.6.26
1 SA-CCR (for derivatives)
10,855
10,160
1.4
29,420
7,417
2 Internal model method (for derivatives)
32,238
1.6
1
51,581
14,038
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)
8,743
2,990
5 VaR (for SFTs)
42,347
7,833
6 Total
132,092
32,277
31.12.25
1 SA-CCR (for derivatives)
7,632
10,024
1.4
24,718
6,167
2 Internal model method (for derivatives)
31,356
1.6
1
50,169
14,178
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)
7,124
3,265
5 VaR (for SFTs)
40,857
6,623
6 Total
122,869
30,232
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with an alpha factor of 1.0.
▲
CCR exposure subject to the standardized approach
Semi-annual |
The “CCR3: Standardized
approach – CCR
exposures by regulatory portfolio
and risk weights”
table is disclosed
as of 30 June 2026. Comparative information for prior periods has not been disclosed, due to low materiality.
›
Refer to the “CCR4: IRB – CCR exposures by portfolio and PD scale” and the “CCR8: Exposures to central counterparties” tables in
this section for more information about CCR exposures subject to internal ratings-based (IRB) risk weights and central
counterparties (CCPs), respectively

30 June 2026 Pillar 3 Report | UBS Group | Counterparty credit risk

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD m
Risk weight % 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 75% 80% 85% 90% 100% 130% 150%
Total credit
exposure
30.6.26
Asset classes
1 Central governments, central banks and supranational organizations 2 4 6
2 Public sector entities 119 118 18 255
3 Multilateral development banks 2 2
4 Banks 510 339 0 120 3 25 213 1,211
4a of which: Swiss account-holding securities firms and other non-bank financial institutions subject to equivalent prudential standards and supervision
5 Corporates 29 6 36 3,641 13 3,724
5a
of which: Swiss non-account-holding securities firms and other financial institutions not subject to equivalent prudential standards and supervision
13 13
6 Retail 1,096 1,096
7 Other assets
8 Total 4 658 339 0 245 39 4,784 226 6,295
▲

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR exposure subject to the IRB approach
Semi-annual
|
The
CCR4
table
below
provides
a
breakdown
of
the
key
parameters
used
for
the
calculation
of
capital
requirements under
the IRB
approach across
asset classes
defined by
the Swiss
Financial Market
Supervisory Authority
(FINMA).
Exposures
in
the
following
narrative
represent
exposure
at
default
(EAD)
after
the
application
of
credit
risk
mitigation.
Compared with
31 December 2025,
EAD increased
by USD 10.8bn
to
USD 125.8bn, and
risk-weighted assets
(RWA)
increased by USD 1.6bn to USD 26.7bn.
–
Exposures to Central governments,
central banks and supranational organizations subject to
the advanced IRB (A-IRB)
approach increased by USD 3.0bn to USD 8.3bn, mainly because of increased activity in SFTs in Group Treasury.
RWA
decreased by USD 0.1bn to USD 0.2bn.
–
Other retail exposures subject to
the A-IRB approach increased by
USD 3.3bn to USD 21.4bn, and RWA
increased by
USD 0.8bn
to
USD 2.9bn,
primarily
due
to
market-driven
movements
and
higher
levels
of
client
activity
in
Global
Wealth Management.
–
Exposures to Banks subject to the foundation IRB (F-IRB)
approach decreased by USD 0.4bn to USD 27.0bn, and RWA
increased by USD 0.8bn
to USD 6.7bn, mainly
driven by changes
in the portfolio
mix for SFTs
in Group Treasury
and
the Investment Bank.
–
Exposures to Corporates subject
to the F-IRB approach
increased by USD 5.4bn to
USD 62.2bn, and RWA increased
by
USD 0.3bn to USD 14.6bn,
mainly due to
increases in SFTs
in the Investment
Bank and derivative
exposures in Personal
& Corporate Banking and the Investment Bank, including changes in the portfolio mix.
›
Refer to the “CCR7: RWA flow statements of CCR exposures
under the internal model method (IMM) and value-at-risk (VaR)” table in this section for more information about RWA, including
details of movements in CCR RWA

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
Average LGD
in %
1
Average maturity
in years
1
RWA
RWA density
in %
Central governments, central banks and supranational organizations
– A-IRB as of 30.6.26
0.00 to <0.15
8,206
0.0
<0.1
35.5
0.1
123
1.5
0.15 to <0.25
52
0.2
<0.1
46.8
0.4
11
22.1
0.25 to <0.50
31
0.3
<0.1
78.7
0.4
20
63.9
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal
8,289
0.0
<0.1
35.7
0.1
155
1.9
Central governments, central banks and supranational organizations
– A-IRB as of 31.12.25
0.00 to <0.15
5,232
0.0
0.1
38.1
0.2
255
4.9
0.15 to <0.25
9
0.2
0.1
50.8
1.0
3
33.3
0.25 to <0.50
29
0.3
0.1
77.2
0.7
20
69.0
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal
5,270
0.0
0.1
38.4
0.2
277
5.3
Corporates – A-IRB as of 30.6.26
2
0.00 to <0.15
726
0.1
0.2
18.8
1.6
129
17.7
0.15 to <0.25
630
0.2
0.2
19.7
1.4
160
25.4
0.25 to <0.50
779
0.4
0.3
21.8
1.2
245
31.4
0.50 to <0.75
280
0.6
0.2
41.7
1.0
152
54.2
0.75 to <2.50
820
1.4
0.5
28.1
1.4
500
61.0
2.50 to <10.00
1,539
4.2
0.4
11.2
1.3
790
51.3
10.00 to <100.00
27
13.1
<0.1
12.1
4.3
16
59.7
100.00 (default)
6
100.0
<0.1
6
100.0
Subtotal
4,807
1.9
1.8
19.8
1.3
1,997
41.5
Corporates – A-IRB as of 31.12.25
2
0.00 to <0.15
513
0.1
0.2
24.9
1.5
97
18.9
0.15 to <0.25
692
0.2
0.2
22.5
1.3
111
16.0
0.25 to <0.50
804
0.4
0.2
30.7
1.6
341
42.4
0.50 to <0.75
258
0.6
0.2
30.2
1.0
118
45.7
0.75 to <2.50
894
1.2
0.5
27.8
1.0
522
58.4
2.50 to <10.00
2,124
4.0
0.3
11.1
1.5
1,067
50.2
10.00 to <100.00
1
12.9
<0.1
50.1
1.0
2
200.0
100.00 (default)
4
100.0
<0.1
4
100.0
Subtotal
5,289
2.0
1.6
20.7
1.4
2,263
42.8
Retail: other retail – A-IRB as of 30.6.26
0.00 to <0.15
14,244
0.1
16.8
29.3
768
5.4
0.15 to <0.25
2,041
0.2
0.8
31.6
302
14.8
0.25 to <0.50
3,448
0.3
0.5
30.6
928
26.9
0.50 to <0.75
457
0.6
0.3
26.6
132
28.8
0.75 to <2.50
627
1.3
1.2
42.1
354
56.4
2.50 to <10.00
296
3.8
0.3
39.0
168
56.9
10.00 to <100.00
236
15.0
<0.1
42.7
210
88.9
100.00 (default)
5
100.0
<0.1
5
100.0
Subtotal
21,354
0.4
20.0
30.3
2,867
13.4
Retail: other retail – A-IRB as of 31.12.25
0.00 to <0.15
14,234
0.1
15.5
32.5
834
5.9
0.15 to <0.25
843
0.2
0.7
30.5
102
12.1
0.25 to <0.50
1,113
0.4
0.9
31.2
243
21.8
0.50 to <0.75
511
0.6
0.7
26.9
114
22.3
0.75 to <2.50
645
1.3
0.8
36.4
292
45.3
2.50 to <10.00
572
4.1
0.3
30.8
257
44.9
10.00 to <100.00
145
18.0
0.1
68.5
225
155.2
100.00 (default)
2
100.0
0.1
2
100.0
Subtotal
18,064
0.4
18.9
32.6
2,070
11.5
Total – A-IRB 30.6.26
34,450
0.5
21.9
30.2
0.6
5,018
14.6
Total – A-IRB 31.12.25
28,622
0.6
20.6
31.4
0.8
4,610
16.1

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
Average LGD
in %
1
Average maturity
in years
1
RWA
RWA density
in %
Banks – F-IRB as of 30.6.26
0.00 to <0.15
20,697
0.1
0.3
45.0
0.8
3,701
17.9
0.15 to <0.25
3,672
0.2
0.2
45.0
0.9
1,196
32.6
0.25 to <0.50
1,260
0.4
0.1
45.0
0.7
643
51.0
0.50 to <0.75
612
0.6
<0.1
45.0
0.5
417
68.1
0.75 to <2.50
743
1.3
<0.1
45.0
0.6
701
94.3
2.50 to <10.00
49
3.0
<0.1
45.0
0.8
62
126.4
10.00 to <100.00
100.00 (default)
Subtotal
27,034
0.2
0.7
45.0
0.8
6,720
24.9
Banks – F-IRB as of 31.12.25
0.00 to <0.15
21,824
0.1
0.3
45.0
0.6
3,468
15.9
0.15 to <0.25
3,269
0.2
0.2
45.0
0.8
1,060
32.4
0.25 to <0.50
1,436
0.4
0.1
45.0
0.8
643
44.8
0.50 to <0.75
437
0.6
0.1
45.0
0.8
287
65.7
0.75 to <2.50
402
1.5
0.1
45.0
0.7
354
88.1
2.50 to <10.00
57
2.9
0.1
45.0
0.9
61
107.0
10.00 to <100.00
100.00 (default)
Subtotal
27,425
0.1
0.7
45.0
0.6
5,874
21.4
Public sector entities, multilateral development banks – F-IRB as of 30.6.26
0.00 to <0.15
1,958
0.1
<0.1
45.0
0.9
260
13.3
0.15 to <0.25
103
0.2
<0.1
42.3
0.9
26
25.6
0.25 to <0.50
35
0.4
<0.1
45.0
1.0
18
52.4
0.50 to <0.75
45
0.6
<0.1
45.0
1.0
34
76.4
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
2
100.0
<0.1
2
100.0
Subtotal
2,143
0.2
0.2
44.9
0.9
340
15.9
Public sector entities, multilateral development banks – F-IRB as of 31.12.25
0.00 to <0.15
1,979
0.1
0.1
45.0
0.5
236
11.9
0.15 to <0.25
139
0.2
0.1
43.6
1.0
39
28.1
0.25 to <0.50
37
0.4
0.1
45.0
1.0
18
48.6
0.50 to <0.75
43
0.6
0.1
45.0
1.0
25
58.1
0.75 to <2.50
0
1.0
0.1
1.0
2.50 to <10.00
10.00 to <100.00
100.00 (default)
3
100.0
0.1
3
100.0
Subtotal
2,201
0.2
0.2
44.9
0.6
322
14.6
Corporates – F-IRB as of 30.6.26
2
0.00 to <0.15
43,326
0.1
9.9
44.7
0.6
5,221
12.1
0.15 to <0.25
8,389
0.2
3.8
44.8
0.5
2,396
28.6
0.25 to <0.50
3,862
0.4
0.6
44.8
0.6
1,835
47.5
0.50 to <0.75
3,130
0.6
0.4
44.8
0.7
2,128
68.0
0.75 to <2.50
3,167
1.1
0.6
44.7
0.6
2,714
85.7
2.50 to <10.00
296
3.6
0.2
43.3
0.8
352
118.9
10.00 to <100.00
100.00 (default)
Subtotal
62,170
0.2
15.5
44.8
0.6
14,646
23.6
Corporates – F-IRB as of 31.12.25
2
0.00 to <0.15
38,384
0.1
9.9
44.7
0.7
5,342
13.9
0.15 to <0.25
8,491
0.2
3.6
44.8
0.6
2,639
31.1
0.25 to <0.50
4,376
0.4
0.6
44.5
0.5
1,937
44.3
0.50 to <0.75
2,353
0.6
0.5
44.6
0.5
1,484
63.1
0.75 to <2.50
2,810
1.2
0.5
44.6
0.9
2,527
89.9
2.50 to <10.00
318
3.1
0.2
43.8
0.9
376
118.2
10.00 to <100.00
3
13.0
0.1
40.1
1.0
5
166.7
100.00 (default)
Subtotal
56,733
0.2
15.3
44.7
0.7
14,310
25.2
Total – F-IRB 30.6.26
91,347
0.2
16.4
44.8
0.7
21,707
23.8
Total – F-IRB 31.12.25
86,360
0.2
16.2
44.8
0.6
20,505
23.7
Total (all asset classes under A-IRB and F-IRB) 30.6.26
125,797
0.3
38.4
40.8
0.7
26,725
21.2
Total (all asset classes under A-IRB and F-IRB) 31.12.25
114,982
0.3
36.9
41.5
0.7
25,115
21.8
1 Defaulted exposures disclosed in the table are excluded
from average loss given default and average
maturity information as not relevant for risk
weighting. Furthermore, Retail asset classes
are excluded from the
average maturity, as they are not subject to maturity treatment.
2 Includes exposures to managed funds.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

Composition of collateral for CCR exposure
Semi-annual |
The CCR5 table
below presents a
breakdown of collateral
posted or received
relating to CCR
exposures from
derivative transactions and SFTs.
Compared
with
31 December
2025,
the
fair
value
of
collateral
received
for
SFTs
increased
by
USD 134.8bn
to
USD 1,018.2bn, and the fair value of posted collateral for SFTs increased by USD 98.4bn to USD 741.8bn. The fair value of collateral received for derivatives increased by USD 13.4bn to USD 123.9bn, and the fair value of posted collateral for
derivatives increased by USD 12.3bn to USD 96.7bn. These increases were primarily in the
Investment Bank, mainly as a
result of higher client activity levels, as well as market-driven movements.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received
2
Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m Segregated Unsegregated Total Segregated Unsegregated Total
30.6.26
Cash – domestic currency
1,710
40,215
41,925
6,864
27,739
34,603
51,825
80,011
Cash – other currencies
34
20,146
20,179
6,056
13,695
19,751
18,545
64,442
Sovereign debt
16,255
14,655
30,910
1,845
18,666
20,511
317,118
211,063
Other debt securities
6,841
4,043
10,884
126
3,754
3,880
92,440
63,629
Equity securities
11,498
6,649
18,147
2,255
15,500
17,755
481,937
300,170
Other collateral
3
1,624
246
1,870
182
35
218
56,291
22,437
Total
37,962
85,953
123,915
17,329
79,390
96,719
1,018,157
741,752
31.12.25
Cash – domestic currency
2,195
36,248
38,443
4,981
18,977
23,957
38,864
75,871
Cash – other currencies
21
17,858
17,879
4,560
14,195
18,755
17,719
61,513
Sovereign debt
12,637
13,315
25,952
2,742
18,703
21,445
292,959
181,668
Other debt securities
3,877
3,204
7,081
6
2,508
2,513
84,123
57,624
Equity securities
12,724
4,597
17,322
3,422
14,271
17,693
405,745
249,930
Other collateral
3
1,064
2,784
3,848
0
83
83
43,908
16,785
Total
32,519
78,005
110,524
15,710
68,736
84,446
883,318
643,391
1 This
table includes collateral
received and posted
with and without
the right of
rehypothecation but
excludes securities
placed with
central banks
related to undrawn
credit lines and
for payment,
clearing and
settlement purposes for which there were no associated liabilities or contingent liabilities.
2 Includes collateral received from retail clients supporting Lombard lending and other retail products, where such collateral is recognized under the full standardized approach for derivatives.
3 Includes fund investments, asset-backed securities and mortgage-backed securities.
▲
Credit derivatives exposures
Semi-annual |
The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.
Compared with
31 December 2025,
notionals for
credit derivatives
for protection
bought increased
by USD 19.4bn
to
USD 122.2bn, primarily
driven by
portfolio optimization
for credit
hedging activities
in index
credit default
swaps in
Group
Treasury and
by higher
volumes in
single-name credit
default swaps,
as well
as credit
options in
the Investment
Bank.
Notionals
for
derivatives
for
protection
sold
decreased
by
USD 3.0bn
to
USD 76.8bn,
primarily
driven
by
index
credit
default swaps due to lower trade volumes in the Investment Bank.
CCR6: Credit derivatives exposures
30.6.26 31.12.25
USD m
Protection
bought
Protection
sold
Protection
bought
Protection
sold
Notionals
1
Single-name credit default swaps
35,031
45,155
30,275
41,562
Index credit default swaps
73,487
30,482
64,289
37,548
Total return swaps
1,803
200
438
231
Credit options
11,868
992
7,748
518
Total notionals
122,188
76,829
102,750
79,859
Fair values
Derivative financial assets
2,908
1,442
2,135
1,777
Derivative financial liabilities
4,929
465
3,952
413
1 Includes notional amounts for client-cleared transactions.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR RWA development in the second quarter of 2026
Quarterly |
The CCR7 table below
presents a flow statement
explaining movements in CCR
RWA determined under the IMM
for derivatives and the VaR
approach for SFTs
across movement categories defined by FINMA and
the Basel Committee
on Banking Supervision.
During the
second quarter
of 2026,
the decrease
in RWA
for derivatives
subjected to
IMM was
primarily driven
by market-
driven movements and changes in the portfolio mix, mainly in the Investment Bank. The increase in RWA for SFTs under the VaR approach was mainly related to changes in the portfolio mix, primarily in the Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
For the quarter ended 30.6.26 For the quarter ended 31.3.26
USD m Derivatives SFTs Total Derivatives SFTs Total
Subject to IMM Subject to VaR Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter
16,152
7,420
23,572
14,623
6,798
21,421
2 Asset size
(686)
(221)
(907)
879
425
1,304
3 Credit quality of counterparties
(892)
843
(50)
758
235
994
4 Model updates
(40)
(40)
(56)
(56)
5
Methodology and policy
6 Acquisitions and disposals
7 Foreign exchange movements
(68)
(33)
(102)
(52)
(38)
(91)
8 Other
9 RWA as of the end of the quarter
14,465
8,008
22,473
16,152
7,420
23,572
▲
Exposures to CCPs
Semi-annual
|
The
CCR8
table
below
presents
a
breakdown
of
exposures
to
CCPs
and
related
RWA.
Compared
with
31 December 2025, exposures to qualifying CCPs increased by USD 0.2bn to USD 36.4bn.
CCR8: Exposures to central counterparties
30.6.26 31.12.25
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1
36,380
1,908
36,146
2,145
2 Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which
30,896
564
30,759
592
3 (i) OTC derivatives
3,964
79
3,651
73
4 (ii) Exchange-traded derivatives
19,599
386
20,604
409
5 (iii) Securities financing transactions
7,332
99
6,503
110
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2
2,804
49
2,355
43
9 Pre-funded default fund contributions
2,679
1,294
3,033
1,510
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)
528
821
521
661
12 Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which
430
430
466
466
13 (i) OTC derivatives
14 (ii) Exchange-traded derivatives
353
353
401
401
15 (iii) Securities financing transactions
77
77
65
65
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2
19
19
21
21
19 Pre-funded default fund contributions
66
196
28
101
20 Unfunded default fund contributions
3
14
177
6
73
1 Qualifying central counterparties (QCCPs) are entities that are licensed by regulators to operate as CCPs and meet the requirements outlined in the FINMA Ordinance on the
Credit Risk of Banks and Securities Firms
(the CreO-FINMA).
2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs and line
12 for
non-QCCPs). The
exposures for
non-segregated initial
margin (refer
to line
8 for
QCCPs and
line 18
for non-QCCPs),
i.e. not
bankruptcy remote
in accordance
with the
CreO-FINMA, reflect
the
replacement costs under
the standardized approach
for CCR (SA-CCR)
multiplied by
an alpha factor
of 1.4. The
RWA reflect
the exposure multiplied
by the applied
risk weight
of derivatives.
Under the SA-CCR,
collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.
3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with current regulatory guidance.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Credit valuation adjustment

Credit valuation adjustment
Introduction
The
credit
valuation
adjustment
(CVA)
capital
charge
covers
the
risk
of
mark-to-market
losses
associated
with
the
deterioration of counterparty
credit quality. We
apply the standardized
approach for calculating
CVA capital
requirements
(SA-CVA) on positions
where we generally
use the internal
model method
to derive
the exposure
at default for
derivatives
and the full basic approach (BA-CVA) for all other positions.
›
Refer to “Overview of risk-weighted assets and capital requirements” in the “Overview of risk-weighted assets” section of this
report for the materiality of BA-CVA
and SA-CVA risk-weighted assets (RWA)
and capital requirements
Full basic approach for CVA
Semi-annual |
The CVA2 table below shows the components used for the computation of capital requirements under the full
BA-CVA for CVA risk.
BA-CVA RWA increased by
USD 0.2bn to USD 4.5bn in
the first half of
2026, primarily reflecting
market-driven movements and higher levels of client activity in Global Wealth Management.
CVA2: The full basic approach for CVA
(BA-CVA)
USD m
Capital
requirements
under BA-CVA RWA
30.6.26
1 K
Reduced
442
5,522
2 K
Hedged
329
4,107
3 Total
1
357
4,461
31.12.25
1 K
Reduced
419
5,243
2 K
Hedged
316
3,950
3 Total
1
342
4,274
1 Total is calculated as the sum of 75% K
Hedged
plus 25% K
Reduced
.
▲
Standardized approach for CVA
Semi-annual |
The CVA3 table
below provides the
components used for
the computation of
capital requirements under
the
SA-CVA for CVA risk.
CVA3: The standardized approach for CVA
(SA-CVA)
USD m, except where indicated
Capital
requirements
under SA-CVA RWA
Number of
counterparties
30.6.26
1 Interest rate risk
32
397
2 Foreign exchange risk
27
340
3 Reference credit spread risk
1
17
4 Equity risk
15
186
5 Commodity risk
1
18
6 Counterparty credit spread risk
323
4,042
7 Total
400
5,001
12,698
31.12.25
1 Interest rate risk
49
612
2 Foreign exchange risk
32
402
3 Reference credit spread risk
4
45
4 Equity risk
12
153
5 Commodity risk
2
23
6 Counterparty credit spread risk
269
3,364
7 Total
368
4,600
12,526
▲
SA-CVA RWA development in the second quarter of 2026
Quarterly |
The CVA4 table below shows the movements
in RWA for CVA risk determined under the SA-CVA. SA-CVA RWA
decreased by USD 0.3bn to USD 5.0bn during the second quarter of 2026.
CVA4: RWA
flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 31.12.25
4,600
2 RWA as of 31.3.26
5,294
3 RWA as of 30.6.26
5,001
▲

30 June 2026 Pillar 3 Report |
UBS Group | Securitizations

Securitizations
Introduction
Semi-annual |
This section
provides
details of
traditional and
synthetic securitization
exposures
in the
banking and
trading
books based on the Basel
III securitization framework.
In a traditional securitization a pool of loans (or other debt instruments)
is typically transferred to structured entities that
have been established
to own the
pool and to
issue tranched securities to
third-party investors referencing
this pool of
loans. In a synthetic securitization
legal ownership of securitized
pools of assets is typically
retained, but associated credit
risk is
transferred to
structured entities,
typically through
guarantees, credit
derivatives or
credit-linked notes.
In both
traditional and synthetic securitizations
risk is dependent on
the seniority of the
retained interest and the
performance of
the underlying asset pool.
Regulatory capital treatment of securitization structures
For
banking
book
securitizations,
the
regulatory
capital
requirements
are
calculated
using
the
following
hierarchy
of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized approach.
Otherwise, a 1,250% risk
weight is applied as
a fallback. External ratings used
in
regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s or
S&P.
For trading book securitizations, the regulatory capital requirements are calculated using the market risk framework.
▲
Securitization exposures in the banking and trading books
Semi-annual |
The SEC1 table shows
the balance sheet carrying values
of securitization exposures in
the banking book as
of
30 June 2026 and
31 December 2025,
respectively.
For synthetic
securitizations, the amounts
disclosed reflect
the net
exposure at default on
retained positions. The securitization activity
is further broken down
by role (originator,
sponsor
or investor) and by securitization type (traditional or synthetic). The SEC3 and SEC4 tables provide the regulatory capital requirements associated with the banking book securitization exposures differentiated by our role in the securitization.
UBS is active
in various
roles in
relation to
securitization activity,
including originator
and investor,
mainly via
its Investment
Bank
business
division.
Securitization
exposures
in
the
banking
book
are
aimed
at
reducing
or
limiting
risk
and
commensurately
releasing
capital
in
accordance
with
the
Basel
rules
by
securitizing
the
underlying
assets.
Structures
originated
by
UBS
typically
provide
protection
against
loss
related
to
specific
credit
exposures
(e.g.
loans,
loan
commitments or
debt instruments)
by creating
synthetic securitization
tranches on
the underlying
reference portfolio.
Such transactions usually consist of
first loss protection provided by
a third party and
typically a senior tranche retained
by UBS. Structures
may additionally entail
a mezzanine tranche.
First-loss and mezzanine
tranches may be
fully funded
or partially
funded. Significant
risk transfers
through synthetic
securitization are
subject to
separate specific
risk limits
under the authority of the Board of Directors for the overall Group, with business division sub-limits under the authority of the Group Chief Risk Officer. Synthetic securitization
exposure originated by UBS in the banking book was USD
6.2bn
at the
end of
the second
quarter of
2026, with the
majority of
the risk-weighted
assets (RWA) impact
reflected in
the
Investment Bank.
Securitization exposures in the trading book resulted in USD 0.2bn RWA as of 30 June 2026. Due to the low materiality, we
discontinued
the
disclosure
of
the
“SEC2:
Securitization
exposures
in
the
trading
book”
table,
starting
with
the
30 June 2025
Pillar 3 Report,
as permitted
by the
general principles
of disclosure
of the
Swiss Financial
Market Supervisory
Authority (FINMA) Ordinance on the Disclosure Obligations of Banks and Securities Firms.
›
Refer to “Market risk under standardized approach” in the “Market risk” section of this report for more information about RWA
of trading book securitizations
Development of securitization exposures in the first half of 2026
Compared
with
31 December
2025,
securitization
exposures
in
the
banking
book
increased
by
USD 0.3bn
to
USD 23.9bn.

30 June 2026 Pillar 3 Report |
UBS Group | Securitizations

SEC1: Securitization exposures in the banking book
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.26
Asset classes
1 Retail (total)
4,208
4,208
4,208
2 of which: residential mortgage
4,208
4,208
4,208
3 of which: credit card receivables
4 of which: other retail exposures
1
5 Wholesale (total)
342
6,205
6,547
13,149
13,149
19,696
6 of which: loans to corporates or SME
342
5,091
5,434
8,817
8,817
14,250
7 of which: commercial mortgage
2,353
2,353
2,353
8 of which: lease and receivables
9 of which: other wholesale
1,113
1,113
1,979
1,979
3,092
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)
342
6,205
6,547
17,357
17,357
23,904
31.12.25
Asset classes
1 Retail (total)
4,172
4,172
4,172
2 of which: residential mortgage
4,172
4,172
4,172
3 of which: credit card receivables
4 of which: other retail exposures
1
5 Wholesale (total)
537
6,380
6,917
12,547
12,547
19,464
6 of which: loans to corporates or SME
370
5,359
5,729
8,866
8,866
14,596
7 of which: commercial mortgage
2,298
2,298
2,298
8 of which: lease and receivables
167
167
167
9 of which: other wholesale
1,021
1,021
1,383
1,383
2,403
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)
537
6,380
6,917
16,719
16,719
23,637
1 Includes unsecured consumer loans, solar leases and automobile loans.

30 June 2026 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total
capital
charge
after cap Capital charge after cap
30.6.26 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
6,547
6,394
4
35
101
14
6,205
329
14
1,555
937
448
170
125
75
36
14
2 Traditional securitization
342
209
4
15
101
14
329
14
618
448
170
49
36
14
3 of which: securitization
342
209
4
15
101
14
329
14
618
448
170
49
36
14
4 of which: retail underlying
5 of which: wholesale
342
209
4
15
101
14
329
14
618
448
170
49
36
14
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
6,205
6,185
20
6,205
937
937
75
75
10 of which: securitization
6,205
6,185
20
6,205
937
937
75
75
11 of which: retail underlying
12 of which: wholesale
6,205
6,185
20
6,205
937
937
75
75
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.25
Asset classes
1 Total exposures
6,901
6,505
258
18
104
17
6,531
353
17
1,784
1,106
470
209
143
88
38
17
2 Traditional securitization
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
3 of which: securitization
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
4 of which: retail underlying
5 of which: wholesale
521
230
152
18
104
17
151
353
17
752
73
470
209
60
6
38
17
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
6,380
6,274
106
6,380
1,033
1,033
83
83
10 of which: securitization
6,380
6,274
106
6,380
1,033
1,033
83
83
11 of which: retail underlying
12 of which: wholesale
6,380
6,274
106
6,380
1,033
1,033
83
83
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

30 June 2026 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.26 ≤20% RW
>20% to
50% RW
>50% to
100%
RW
>100% to
<1,250%
RW
1,250%
RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures
17,357
14,963
1,537
832
9
17
811
1,753
14,776
17
3,507
247
351
2,700
209
278
18
28
216
17
2 Traditional securitization
17,357
14,963
1,537
832
9
17
811
1,753
14,776
17
3,507
247
351
2,700
209
278
18
28
216
17
3 of which: securitization
17,357
14,963
1,537
832
9
17
811
1,753
14,776
17
3,507
247
351
2,700
209
278
18
28
216
17
4 of which: retail underlying
4,208
3,546
661
1
4,207
1
722
713
8
58
57
1
5 of which: wholesale
13,149
11,416
875
832
9
16
811
1,753
10,569
16
2,785
247
351
1,987
201
221
18
28
159
16
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.25
Asset classes
1 Total exposures
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
2 Traditional securitization
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
3 of which: securitization
16,719
15,344
1,064
278
22
12
797
1,827
14,084
12
3,045
224
366
2,308
147
241
16
29
185
12
4 of which: retail underlying
4,172
3,360
811
4,172
697
697
56
56
5 of which: wholesale
12,547
11,984
253
278
22
12
797
1,827
9,912
12
2,348
224
366
1,611
147
186
16
29
129
12
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

30 June 2026 Pillar 3 Report |
UBS Group | Market risk

Market risk
Introduction
The final
Basel III standards
on the
minimum capital
requirements for
market risk
of the
Basel Committee
on Banking
Supervision,
known
as
the
Fundamental
Review
of
the
Trading
Book
(the
FRTB)
framework,
entered
into
force
in
Switzerland
on
1 January
2025.
We
currently
apply
the standardized
approach
of
the
FRTB
framework, in
which
the
minimum
market
risk
capital
requirements
are
computed
on
the
basis
of
three
components:
the
sensitivities-based
method (the
SBM), the
default risk
charge (the
DRC) and
the residual
risk add-on
(the RRAO).
The SBM
captures the
delta,
vega
and
curvature
risk
of
the
underlying
trading
positions,
and
the
DRC
captures
the
jump-to-default
risk
in
positions subject to equity and credit risk. In addition, positions that may not be adequately capitalized by the SBM and
the DRC also attract an
RRAO charge. The new
FRTB framework replaced the
value-at-risk (VaR)- and stressed
VaR-based
Basel 2.5 market risk framework.
Market risk under standardized approach
Semi-annual |
The MR1 table
below shows the
components of market
risk risk-weighted assets
(RWA) under the standardized
approach. Market risk RWA under the standardized approach increased by USD 8.5bn to USD 32.3bn in the first half of
2026, mainly driven by asset size and other movements in Group Treasury related to hedging activities, as well as in the
Investment Bank.
MR1: Market risk under standardized approach
RWA in standardized approach
USD m 30.6.26 31.12.25
1 General interest rate risk
1,786
2,218
2 Equity risk
7,765
4,611
3 Commodity risk
431
1,716
4 Foreign exchange risk
3,107
2,703
5 Credit spread risk – non-securitizations
7,388
2,258
6 Credit spread risk – securitizations (non-correlation trading portfolio)
12
16
7 Credit spread risk – securitizations (correlation trading portfolio)
0
0
8 Default risk – non-securitizations
5,148
4,145
9 Default risk – securitizations (non-correlation trading portfolio)
198
49
10 Default risk – securitizations (correlation trading portfolio)
0
0
11 Residual risk add-on
5,794
5,780
12 Internal risk transfers
1
350
259
13 Other add-ons
298
14 Total
32,276
23,756
1 Internal risk transfer charge refers to the capital requirement calculated for the risk transferred between the banking book and the trading book, typically for hedging purposes.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Going and gone concern requirements and eligible
capital
Swiss SRB going and gone concern requirements and information
Quarterly |
The table
below provides
details of
the Swiss
systemically relevant
bank (SRB)
going and
gone concern
capital
requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).
›
Refer to the “Capital management” section of the UBS Group 30 June 2026 Interim Report, available under ”Quarterly reporting”
at ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.20
1
76,572
5.08
1
83,725
Common equity tier 1 capital
10.83
2
54,556
3.58
3
58,979
of which: minimum capital
4.50
22,677
1.50
24,746
of which: buffer capital
5.72
28,804
2.08
34,232
of which: countercyclical buffer
0.45
2,249
Maximum additional tier 1 capital
4.37
2
22,017
1.50
24,746
of which: additional tier 1 capital
3.50
17,637
1.50
24,746
of which: additional tier 1 buffer capital
0.80
4,031
Eligible going concern capital
Total going concern capital
19.05
95,977
5.82
95,977
Common equity tier 1 capital
14.38
72,464
4.39
72,464
Total loss-absorbing additional tier 1 capital
4.67
4
23,513
1.43
23,513
of which: high-trigger loss-absorbing additional tier 1 capital
4.67
23,513
1.43
23,513
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,862
3.81
8
62,794
of which: base requirement including add-ons for market share and LRD
10.89
54,862
3.81
62,794
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
19.38
97,654
5.92
97,654
TLAC-eligible senior unsecured debt
19.38
97,651
5.92
97,651
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.08
131,435
8.88
146,518
Eligible total loss-absorbing capacity
38.42
193,631
11.74
193,631
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
503,923
Leverage ratio denominator
1,649,751
1 Includes applicable add-ons of 1.89% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement, the add-on includes 0.86% for market share, 0.79% for LRD and 0.23% reflecting a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices, effective
1 January 2025. For the LRD-based requirement, the add-
on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.16% for CET1 capital
and 0.07% for AT1 capital,
effective 1 January 2025. For
AT1 capital under Pillar 1
requirements a maximum of
4.3% of AT1 capital can be
used to meet going
concern requirements; 4.37% includes the
aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS meets its minimum going concern capital
requirements with CET1 capital and AT1
capital. As UBS exceeds its minimum going concern
requirements,
the actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2 above).
5 A maximum of 25% of the gone concern
requirements can be met
with instruments that have
a remaining maturity of
between one and two
years. Once at
least 75% of the
minimum gone concern requirement
has been met with
instruments that have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important
banks (SIBs) are subject to
base gone concern capital
requirements equivalent to 75%
of the total going concern
requirements (excluding countercyclical
buffer requirements and the Pillar
2 add-on).
7 The Swiss
Financial Market Supervisory
Authority (FINMA) has the
authority to impose a
surcharge of up to
25% of the total
going concern
capital requirements (excluding countercyclical
buffer requirements and the
Pillar 2
add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized
gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Countercyclical capital buffer
Semi-annual
|
The
CCyB1
table
below
provides
details
of
the
risk-weighted
assets
used
in
the
computation
of
the
countercyclical
capital
buffer
(the
CCyB)
requirement
applicable
to
private-sector
exposures
in
UBS Group
AG consolidated. In
the first
half of
2026, the
CCyB for
South Africa
was increased
to 1.0%,
effective from
1 January
2026,
and
the
CCyB
for
Saudi
Arabia
was
increased
to
1.0%
effective
from
25 May
2026.
Our
bank-specific
CCyB
requirement was unchanged at 11 basis points.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under ”Annual reporting” at
ubs.com/investors , for more information about the methodology of geographical allocation used
CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 30.6.26
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, %
Countercyclical capital
buffer amount
Australia
1.00
2,903
Belgium
1.00
577
France
1.00
2,307
Germany
0.75
4,447
Hong Kong SAR
0.50
2,298
Luxembourg
0.50
6,159
Netherlands
2.00
1,788
Saudi Arabia
1.00
146
South Africa
1.00
68
South Korea
1.00
530
Spain
0.50
467
Sweden
2.00
741
United Kingdom
2.00
8,162
Sum
30,594
Total
310,915
0.11
579
1 Includes private-sector exposures in the
countries that are Basel Committee on
Banking Supervision (BCBS)-member jurisdictions, under the following categories:
“Credit risk”, “Counterparty credit risk”, “Settlement
risk”, “Securitization exposures in the banking book” and “Amounts below thresholds for deduction (250% risk weight)”, as well as the corresponding trading book charges included under “Market risk”.
▲
Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation
Semi-annual |
As of 30 June
2026, UBS Asset
Management Life Ltd
(total assets on
a standalone basis
as of 30 June
2026:
USD 22,818m; total equity on a
standalone basis as of
30 June 2026: USD 33m) was the
most significant entity included
in
the
IFRS
Accounting
Standards
scope
of
consolidation
but
not
in
the
regulatory
scope
of
consolidation.
This
life
insurance entity
accounts for
most of
the difference
between the
“Balance sheet
in accordance
with IFRS
Accounting
Standards scope
of consolidation”
and the
“Balance sheet
in accordance
with regulatory
scope of
consolidation” columns
in the CC2
table in this
report. The difference
is mainly related
to financial assets
at fair value
not held for
trading and
other financial liabilities
designated at fair
value. Further differences
are mainly related
to other entities
that are not
active
in banking and finance and are, therefore, generally not consolidated under the regulatory scope of consolidation.
In the
banking book
certain equity
investments are
not consolidated under
either IFRS
Accounting Standards or
under
the
regulatory
scope.
As
of
30 June
2026,
these
investments
mainly
consisted
of
infrastructure
holdings
and
joint
operations
(e.g.
settlement
and
clearing
institutions,
and
stock
and
financial
futures
exchanges)
and
included
our
participation in SIX Group. These investments are risk weighted based on applicable threshold rules.
›
Refer to our legal entity structure, available under “Holding company and significant regulated subsidiaries and sub-groups” at
ubs.com/investors
, for more information about the legal structure of the UBS Group and to
“Note 1 Summary of material
accounting policies” in the “Consolidated financial statements” section of the UBS Group Annual
Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information about the IFRS Accounting Standards scope of consolidation
›
Refer to the “Linkage between financial statements and regulatory exposures” section of the 31 December 2025 Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors
, for more information about differences between the
IFRS Accounting
Standards and regulatory scopes of consolidation
▲

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Balance sheet reconciliation
Semi-annual |
The CC2
table below
provides a
reconciliation of
the balance
sheet under
IFRS Accounting
Standards to
the
balance
sheet
according
to
the
regulatory
scope
of
consolidation
as
defined
by
the
Basel
Committee
on
Banking
Supervision (the BCBS) and FINMA. Lines in the balance
sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the CC1 table in this section.
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.26
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m, except where indicated
Assets
Cash and balances at central banks
215,716
0
215,716
Amounts due from banks
20,963
(91)
20,872
Receivables from securities financing transactions measured at amortized cost
83,553
(12)
83,541
Cash collateral receivables on derivative instruments
51,314
51,314
Loans and advances to customers
662,901
64
662,965
Other financial assets measured at amortized cost
72,267
(119)
72,149
Total financial assets measured at amortized cost
1,106,715
(157)
1,106,558
Financial assets at fair value held for trading
179,195
8
179,203
of which: assets pledged as collateral that may be sold or repledged by counterparties
39,626
39,626
Derivative financial instruments
193,158
14
193,171
Brokerage receivables
44,704
44,704
Financial assets at fair value not held for trading
113,987
(22,713)
91,274
Total financial assets measured at fair value through profit or loss
531,043
(22,692)
508,352
Financial assets measured at fair value through other comprehensive income
14,517
(60)
14,457
Investments in associates
2,260
625
2,885
of which: goodwill
38
20
58
4
Property, equipment and software
15,989
(263)
15,726
Goodwill and intangible assets
6,846
(49)
6,797
of which: goodwill
6,043
6,043
4
of which: intangible assets
803
(49)
754
5
Deferred tax assets
11,107
(15)
11,092
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits carried forward
3,058
(11)
3,048
6
of which: deferred tax assets on temporary differences
8,048
(5)
8,044
10
Other non-financial assets
18,806
(493)
18,313
of which: net defined benefit pension and other post-employment assets
937
937
8
Total assets
1,707,284
(23,104)
1,684,180

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 30.6.26
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m, except where indicated
Liabilities
Amounts due to banks
27,345
27,345
Payables from securities financing transactions measured at amortized cost
20,449
20,449
Cash collateral payables on derivative instruments
37,304
(1)
37,304
Customer deposits
784,845
431
785,276
Debt issued measured at amortized cost
222,377
222,377
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital
21,022
21,022
9
Other financial liabilities measured at amortized cost
17,141
(7)
17,134
Total financial liabilities measured at amortized cost
1,109,461
423
1,109,884
Financial liabilities at fair value held for trading
61,882
61,882
Derivative financial instruments
199,336
1
199,337
Brokerage payables designated at fair value
78,536
78,536
Debt issued designated at fair value
121,175
8
121,183
Other financial liabilities designated at fair value
29,826
(22,838)
6,989
Total financial liabilities measured at fair value through profit or loss
490,755
(22,829)
467,926
Provisions and contingent liabilities
4,631
(477)
4,154
Other non-financial liabilities
13,008
(58)
12,950
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent
Capital Plan (DCCP))
2
1,761
1,761
9
of which: deferred tax liabilities related to goodwill
314
314
4
of which: deferred tax liabilities related to other intangible assets
133
133
5
Total liabilities
1,617,854
(22,940)
1,594,914
Equity
Share capital
328
328
1
Share premium
5,918
0
5,918
1
Treasury shares
(7,786)
(7,786)
3
Retained earnings
86,004
0
86,003
2
Other comprehensive income recognized directly in equity, net of tax
4,702
(5)
4,697
3
of which: unrealized gains / (losses) from cash flow hedges
(1,783)
(1,783)
7
Equity attributable to shareholders
89,165
(5)
89,161
Equity attributable to non-controlling interests
265
(159)
105
Total equity
89,430
(164)
89,266
Total liabilities and equity
1,707,284
(23,104)
1,684,180
1 References link the lines
of this table to the respective
reference numbers provided in the
“References” column in the CC1
table in this section.
2 The IFRS Accounting Standards
carrying amount of total DCCP
liabilities was USD 2,168m as of 30 June 2026. Refer to the “Compensation” section of the UBS Group Annual Report 2025, available under ”Annual reporting” at ubs.com/investors, for more information about the
DCCP.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Composition of regulatory capital
Semi-annual |
The CC1 table below
provides the composition of
capital in the format
prescribed by the BCBS and
FINMA, and
is based
on BCBS
Basel III rules,
unless stated
otherwise. Reference
is made
to items
reconciling to
the balance
sheet
under the regulatory scope of consolidation as disclosed in the CC2 table in this section.
›
Refer to the documents titled “Capital and total loss-absorbing instruments of UBS Group AG consolidated, UBS AG consolidated
and standalone – Key features” and “UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt”,
available under “Bondholder information” at ubs.com/investors , for an overview of the main features of our regulatory capital instruments, as well as their full terms and conditions
CC1: Composition of regulatory capital
As of 30.6.26
Amounts
References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1 Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus
6,246
1
2 Retained earnings
86,003
2
3 Accumulated other comprehensive income (and other reserves)
(3,089)
3
5 Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments
89,161
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments
(176)
8 Goodwill (net of related tax liability)
(5,764)
4
9 Other intangibles other than mortgage servicing rights (net of related tax liability)
(618)
5
10 Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2
(3,049)
6
11 Cash flow hedge reserve
1,783
7
12 Shortfall of provisions to expected losses
(639)
13 Securitization gain on sale
14 Gains and losses due to changes in own credit risk on fair valued liabilities
1,298
15 Defined benefit pension fund net assets
(937)
8
16 Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)
(4,788)
3
9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b
Immaterial investments (CET1 items)
18 Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)
19 Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21 Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)
(948)
10
22 Amount exceeding the 15% threshold
(36)
23 of which: significant investments in the common stock of financials
(12)
24 of which: mortgage servicing rights
25 of which: deferred tax assets arising from temporary differences
(24)
26 National specific regulatory adjustments
26a of which: adjustments to financial statements in accordance with a recognized international accounting standard
26b Other adjustments
(2,822)
4
27 Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1
(16,697)
29 Common Equity Tier 1 capital (CET1)
72,464

30 June 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

CC1: Composition of regulatory capital (continued)
As of 30.6.26
Amounts
References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30 Directly issued qualifying additional Tier 1 instruments plus related stock surplus
23,513
31 of which: classified as equity under applicable accounting standards
32 of which: classified as liabilities under applicable accounting standards
23,513
33 Directly issued capital instruments subject to phase-out from additional Tier 1
34 Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
36 Additional Tier 1 capital before regulatory adjustments
23,513
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
5
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39 Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40 Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 National specific regulatory adjustments
42 Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)
23,513
9
45 Tier 1 capital (T1 = CET1 + AT1)
95,977
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus
6
3
48 Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments
3
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a
Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b Immaterial investments (T2 instruments and other TLAC instruments)
54 Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
55 Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56 National specific regulatory adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)
3
59 Total regulatory capital (TC = T1 + T2)
95,980
60 Total risk-weighted assets
503,923
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)
14.38
62 Tier 1 (as a percentage of risk-weighted assets)
19.05
63
Total capital (as a percentage of risk-weighted assets)
19.05
64 Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)
7
4.11
65 of which: capital conservation buffer requirement
2.50
66 of which: bank-specific countercyclical buffer requirement
0.11
67
of which: higher loss absorbency requirement
1.50
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements
9.88
Amounts below the thresholds for deduction (before risk weighting)
72 Non-significant investments in the capital and other TLAC liabilities of other financial entities
4,280
73 Significant investments in the common stock of financial entities
3,546
74 Mortgage servicing rights (net of related tax liability)
3
75 Deferred tax assets arising from temporary differences (net of related tax liability)
7,320
Applicable caps on the inclusion of provisions in Tier 2
76 Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78 Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines
of this table to the
respective reference numbers provided
in the “References” column in
the CC2 table in this
section.
2 IFRS Accounting Standards netting
for deferred tax assets and
liabilities is reversed for items deducted
from CET1 capital.
3 Includes USD 3,261m capital reserves
for expected future share repurchases.
4 Includes USD 961m in a
compensation-related charge for regulatory
capital purposes.
5 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
6 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.
7 BCBS requirements are exceeded by UBS’s Swiss SRB
requirements. Refer to the “Capital management“ section of the UBS Group Annual Report 2025, available under ”Annual reporting” at ubs.com/investors, for more information about the Swiss SRB requirements.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing capacity
Semi-annual |
The
TLAC1
table
below
is
based
on
Basel
Committee
on
Banking
Supervision
rules
and
only
applicable
to
UBS Group AG
as
the
ultimate
parent
entity
of
the
defined
UBS
resolution
group,
to
which,
in
case
of
resolution,
resolution tools (e.g. a bail in) are expected to be applied.
In the
first half
of 2026,
our eligible
additional tier 1
(AT1) instruments
increased by
USD 3.6bn, mainly
driven by
the
issuance
of
new
AT1
capital
instruments
equivalent
to
USD 5.2bn,
partly
offset
by
the
redemption
of
AT1
capital
instruments equivalent
to USD 1.5bn
(including one
instrument, ISIN CH0558521263,
that ceased
to be
eligible when
we issued a notice of redemption of the instrument in the second quarter of 2026).
Non-regulatory capital elements of total loss-absorbing capacity (TLAC) increased by USD 1.5bn, mainly due to the new
issuances of USD 9.3bn equivalent
of TLAC-eligible senior unsecured
debt instruments, partly offset
by the redemption
of USD 6.2bn equivalent of TLAC-eligible
senior unsecured debt instruments and
negative impacts from interest rate risk
hedge, foreign currency translation and other effects.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
30.6.26 31.12.25
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)
72,464
71,262
2
Additional Tier 1 capital (AT1) before TLAC adjustments
23,513
19,914
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments
5
Total AT1 instruments eligible under the TLAC framework
23,513
19,914
6 Tier 2 capital (T2) before TLAC adjustments
1
3
25
7
Amortized portion of T2 instruments where remaining maturity > 1 year
8 T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9
Other adjustments
10
Total T2 instruments eligible under the TLAC framework
3
25
11
TLAC arising from regulatory capital
95,980
91,201
Non-regulatory capital elements of TLAC
12 External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13 External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements
97,651
96,105
14 of which: amount eligible as TLAC after application of the caps
15 External TLAC instruments issued by funding vehicles prior to 1 January 2022
16 Eligible ex ante commitments to recapitalize a G-SIB in resolution
17 TLAC arising from non-regulatory capital instruments before adjustments
97,651
96,105
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions
193,631
187,307
19 Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to
SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
2
21
Other adjustments to TLAC
22 TLAC after deductions
193,631
187,307
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime
503,923
493,397
24 Leverage exposure measure
1,649,751
1,622,438
TLAC ratios and buffers
25 TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)
38.42
37.96
26 TLAC (as a percentage of leverage exposure)
11.74
11.54
27 CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements
9.88
9.94
28 Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)
4.11
4.11
29 of which: capital conservation buffer requirement
2.50
2.50
30 of which: bank-specific countercyclical buffer requirement
0.11
0.11
31
of which: higher loss absorbency requirement
1.50
1.50
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
2 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual
|
The
TLAC3
table
below
provides
an
overview
of
the
creditor
ranking
structure
of
the
resolution
entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and TLAC-eligible senior unsecured debt.
UBS Group AG grants Deferred Contingent Capital Plan awards
to UBS Group employees, which qualify as Basel
III AT1
capital
on
a
UBS Group
consolidated
basis
and
totaled
USD 2,493m
as
of
30 June
2026
(31 December
2025:
USD 2,365m).
The
related
liabilities
of
UBS Group AG
on
a
standalone
basis
of
USD 1,740m
(31 December
2025:
USD 1,727m) are
not included
in the
table below,
as these
do not
give rise
to any
current claims
until the
awards are
legally vested.
As
of
30 June
2026,
the
TLAC
available
on
a
UBS Group AG
consolidated
basis
amounted
to
USD 193,631m
(31 December 2025: USD 187,307m).
▲
›
Refer to “Holding company and significant regulated subsidiaries and sub-groups”
at
ubs.com/investors
for more information
about UBS Group AG standalone for the six-month period ended 30 June 2026
›
Refer to “Bondholder information” at ubs.com/investors
for more information
›
Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about
TLAC for UBS Group AG consolidated
TLAC3: Creditor ranking at legal entity level for the resolution entity, UBS Group
AG
As of 30.6.26 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
1
69,763
22,628
108,083
200,473
3
Subset of row 2 that are excluded liabilities
4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)
69,763
22,628
3,4,5
108,083
6,7
200,473
5
Subset of row 4 that are potentially eligible as TLAC
69,763
21,408
104,514
195,685
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years
16,310
8
16,310
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years
32,227
32,227
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years
36,230
36,230
9 Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities
19,747
19,747
10 Subset of row 5 that is perpetual securities
69,763
21,408
91,171
1 No credit risk mitigation is applied to capital and liabilities for UBS Group
AG standalone.
2 Common shares including the associated reserves are equal to the equity of
UBS Group AG standalone attributable to
shareholders.
3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.
4 An AT1 instrument in the amount of USD 0.8bn was redeemed and AT1 instruments in a total amount of USD 5.2bn were issued during the six months ended 30 June 2026.
5 Includes an AT1 instrument in the amount of USD 0.8bn, the call of which was announced on 23 June 2026 and executed on 29 July 2026.
6 Includes interest
expense accrued
on bail-in
debt, interest-bearing
liabilities that
consist of
loans from
UBS AG and
UBS Switzerland
AG, negative
replacement values,
and tax
and other
liabilities that
are not
excluded liabilities under
Swiss law and
that rank pari
passu to bail-in
debt.
7 Bail-in debt of
USD 13.6bn was redeemed
and bail-in debt
of USD 9.2bn was
issued during the
six months ended
30 June 2026.
8 Includes bail-in debt in the amount of USD 1.8bn and USD 2bn the call of which was announced on 16 July 2026 and executed on 5 August 2026 and 10 August 2026, respectively.
▲
Leverage ratio
Basel III leverage ratio
Quarterly |
The Basel Committee
on Banking Supervision
(the BCBS) leverage
ratio, as summarized
in the “KM1:
Key metrics”
table in
section 2
of this
report, is
calculated by
dividing the
period-end tier 1
capital by
the period-end
leverage ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets
and off-balance sheet items based on IFRS
Accounting Standards. Derivative
exposures are adjusted
for netting of
replacement values and
eligible cash variation
margin, potential future
exposure,
and net
notional amounts
for written
credit derivatives.
The LRD
also includes
an additional
charge for
counterparty credit
risk related to securities financing transactions (SFTs).
On-balance
sheet
items
(excluding
derivatives and
securities financing
transactions
(SFTs),
but
including
collateral),
as
disclosed in
the LR2 table
in this section,
differ from
IFRS Accounting Standards
total assets due
to adjustments to
the
former for
the application
of the
regulatory scope
of consolidation
and due
to the
carrying amounts
for derivative
financial
instruments and SFTs,
which are
removed and replaced
with exposures, as
per the leverage
ratio rules, in
separate line
items in the LR2 table.

30 June 2026 Pillar 3 Report |
UBS Group | Leverage ratio

Difference between the Swiss systemically relevant bank leverage ratio and the BCBS leverage ratio
The LRD is the
same under Swiss systemically
relevant bank (SRB) and
BCBS rules. However,
there is a difference
in the
capital numerator between
the two frameworks.
Under BCBS rules only
common equity tier 1 and
additional tier 1 (AT1)
capital are included in the
numerator.
Under Swiss SRB rules UBS is
required to meet going
and gone concern leverage
ratio requirements.
Therefore, depending
on the
requirement, the
numerator includes tier
1 capital
instruments, tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
USD m 30.6.26 31.3.26 31.12.25
1 Total consolidated assets as per published financial statements
1,707,284
1,686,521
1,617,427
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation
(23,135)
(20,970)
(21,907)
3 Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5 Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
6 Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments
1
(97,069)
(70,223)
(37,043)
9 Adjustment for securities financing transactions (i.e. repos and similar secured lending)
12,331
12,363
10,594
10 Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)
60,049
58,374
64,920
11 Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
2
(639)
(874)
(876)
12 Other adjustments
(9,071)
(11,731)
(10,676)
12a of which: asset amounts deducted in determining Tier 1 capital
(11,332)
(11,454)
(11,984)
12b of which: consolidated entities under the regulatory scope of consolidation
1,308
13 Leverage ratio exposure
1,649,751
1,653,460
1,622,438
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As
of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.
2 Reflects the shortfall to expected losses on advanced internal ratings-based (IRB) portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

30 June 2026 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
USD m, except where indicated 30.6.26 31.3.26 31.12.25
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)
1,348,019
1,336,999
1,311,429
2 Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3 (Deductions of receivable assets for cash variation margin provided in derivatives transactions)
(36,489)
(34,540)
(40,465)
4 (Adjustment for securities received under securities financing transactions that are recognised as an asset)
5 (Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)
(673)
(950)
(901)
6
(Asset amounts deducted in determining Tier 1 capital)
(11,332)
(11,454)
(11,984)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)
1
1,299,525
1,290,056
1,258,078
Derivative Exposures
8
Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral netting)
53,118
52,393
52,151
9
Add-on amounts for potential future exposure associated with all derivatives transactions
105,177
111,038
118,089
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)
(26,558)
(19,000)
(20,424)
11 Adjusted effective notional amount of all written credit derivatives
2
76,817
105,049
79,218
12 (Adjusted effective notional offsets and add-on deductions for written credit derivatives)
3
(75,962)
(103,652)
(77,817)
13 Total derivative exposures
1
132,592
145,829
151,216
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions
270,496
262,845
247,796
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)
(125,276)
(116,083)
(110,191)
16 Counterparty credit risk exposure for SFT assets
12,331
12,363
10,594
17 Agent transaction exposures
18 Total securities financing transaction exposures
157,550
159,125
148,199
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount
193,744
199,891
265,073
20 (Adjustments for conversion to credit equivalent amounts)
(133,694)
(141,516)
(200,153)
21 (Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)
34
76
25
22 Total off-balance sheet items
60,083
58,450
64,945
Capital and total exposures (leverage ratio denominator), phase-in
23 Tier 1 capital
95,977
96,963
91,176
24 Total exposures (leverage ratio denominator)
1,649,751
1,653,460
1,622,438
Leverage ratio
25
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.82
5.86
5.62
25a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
4
5.82
5.86
5.62
26 Leverage ratio minimum requirement (%)
5
3.00
3.00
3.00
27 Leverage ratio buffers (%)
5
2.08
2.08
2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
152,121
148,078
148,140
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
145,220
146,763
137,605
30 Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,656,652
1,654,776
1,632,973
30a Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,656,652
1,654,776
1,632,973
31 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.79
5.86
5.58
31a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.79
5.86
5.58
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.
2 Includes protection sold, including agency transactions.
3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the
Basel III leverage ratio framework and
disclosure requirements are met.
4 There is currently no temporary
exemption of central bank reserves for UBS.
5 The total Swiss SRB leverage ratio
requirement of 5.08%
as of 30 June 2026 (5% as of 31 December 2025) is composed of a base requirement and a buffer requirement. The total requirement is above the BCBS leverage ratio requirement, including the G-SIB buffer.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Leverage ratio

LRD development during the second quarter of 2026
Quarterly |
During the second quarter of 2026, the LRD decreased by USD 3.7bn to USD 1,649.8bn, driven by a USD 9.4bn
decrease from currency effects, partly offset by a USD 5.6bn increase from asset size and other movements.
On-balance sheet exposures (excluding derivatives and securities financing transactions) increased by USD 9.5bn, mainly due to
asset size
and other
movements of
USD 17.4bn, partly
offset by
currency effects
of USD 7.9bn.
The asset
size
movement was mainly
due to
increases in trading
assets, predominantly in
the Investment Bank,
due to
an increase in
inventory held to hedge client positions, as well as market-driven increases. In addition, there was an increase in lending
assets, mainly reflecting positive net new
loans in Global Wealth Management
and Personal & Corporate Banking,
partly
offset by cash and balances at central banks.
Derivative
exposures
decreased
by
USD 13.2bn,
mainly
due
to
asset
size
and
other
movements
of
USD 12.9bn
and
currency effects of USD 0.4bn. The asset size movement
was mainly due to higher netting on
potential future exposure
in the Investment Bank.
Securities financing
transaction exposures
decreased by
USD 1.6bn, mainly
due to
asset size
and other
movements of
USD 0.8bn and currency effects
of USD 0.7bn. The asset
size movement was mainly
due to roll-offs of cash
reinvestment
trades in Group Treasury, partly offset by higher levels of client activity in the Investment Bank.
Off-balance sheet
items increased
by USD 1.6bn,
mainly due
to asset
size and
other movements
of USD 1.9bn,
partly
offset
by
currency
effects
of
USD 0.3bn.
The
asset
size
movement
was
mainly
due
to
increases
in
irrevocable
loan
commitments in
Global Wealth
Management and
Personal &
Corporate Banking,
partly offset
by a
decrease in
committed
unconditionally revocable credit
lines, predominantly driven
by a refinement
in the definition
of a commitment
for certain
Lombard facilities in Global Wealth Management.
›
Refer to “Leverage ratio denominator” in the “Capital management”
section of the UBS Group 30 June 2026 Interim Report,
available under “Quarterly reporting” at ubs.com/investors , for more information
▲
Liquidity and funding
Liquidity coverage ratio
Quarterly |
We monitor
the liquidity
coverage ratio
(the LCR)
in all
significant currencies
in order
to manage
any currency
mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Further key information UBS Group 30 June 2026 Interim Report section Disclosure
UBS Group 30 June
2026 Interim Report
page number
Concentration of funding sources Balance sheet and off-balance sheet
–
Liabilities, by product and currency 52
▲
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress.
HQLA are
assets that
are of
low risk
and are
unencumbered. Other
characteristics of
HQLA are
ease and
certainty
of valuation, low correlation with
risky assets, listing of
the assets on a developed
and recognized exchange, existence of
an active and sizable market for
the assets, and low volatility.
Our HQLA predominantly consist of
assets that qualify as
Level 1 in
the LCR
framework, including
cash, central
bank reserves
and government
bonds. In
the second
quarter of
2026,
our
HQLA increased
by USD 7.8bn
to
USD 341.8bn, mainly
reflecting

higher
cash available
due to
increases in
customer deposits, debt issued
and net brokerage payables,
partly offset by lower
cash available from funding
of lending
assets,
margin
requirements
and
dividend
distribution
to
shareholders,
as
well
as
a
decrease
in
securities
financing
transactions.
High-quality liquid assets (HQLA)
Average 2Q26
1
Average 1Q26
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
217,395 217,395 211,801 211,801
Securities (on- and off-balance sheet) 97,517 26,880 124,397 92,949 29,213 122,162
Total HQLA
4
314,912 26,880 341,792 304,750 29,213 333,963
1 Calculated based on an average of 60 data points in
the second quarter of 2026 and 62 data points in
the first quarter of 2026.
2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.
3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.
4 Calculated in accordance with FINMA requirements.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

LCR development during the second quarter of 2026
Quarterly |
In the second quarter of 2026,
the quarterly average LCR of the
UBS Group was largely unchanged
at 177.3%,
remaining above the
prudential requirement communicated
by the
Swiss Financial
Market Supervisory
Authority (FINMA).
Average net
cash outflows
increased by
USD 5.0bn to
USD 192.9bn, primarily
reflecting lower
inflows from
lending assets
and securities financing transactions and higher net outflows from debt issued measured at fair value. The effect of the
increase
in
net
cash
outflows
was
offset
by
a
USD 7.8bn
increase
in
average
HQLA
to
USD 341.8bn,
  mainly
reflecting
higher cash
available due
to increases
in customer
deposits, debt
issued and
net brokerage
payables, partly
offset
by
lower
cash
available
from
funding
of
lending
assets,
margin
requirements
and
dividend
distribution
to
shareholders, as well as a decrease in securities financing transactions.
LIQ1: Liquidity coverage ratio (LCR)
Average 2Q26
1
Average 1Q26
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 347,280 341,792 340,065 333,963
Cash outflows
2 Retail deposits and deposits from small business customers 390,606 45,105 391,282 45,216
3 of which: stable deposits 31,767 1,141 31,893 1,149
4 of which: less stable deposits 358,840 43,963 359,389 44,067
5 Unsecured wholesale funding 308,412 162,498 311,308 162,211
6 of which: operational deposits (all counterparties) 63,721 15,930 61,781 15,445
7 of which: non-operational deposits (all counterparties) 227,627 129,504 233,679 130,918
8 of which: unsecured debt 17,064 17,064 15,847 15,847
9 Secured wholesale funding 124,765 113,952
10 Additional requirements: 115,440 44,358 125,158 49,891
11 of which: outflows related to derivatives and other transactions 31,915 26,707 38,094 30,860
12 of which: outflows related to loss of funding on debt products
3
230 230 379 379
13 of which: committed credit and liquidity facilities 83,294 17,421 86,685 18,651
14 Other contractual funding obligations 35,542 33,163 31,820 29,404
15 Other contingent funding obligations 359,017 18,272 351,216 16,485
16 Total cash outflows 428,160 417,159
Cash inflows
17 Secured lending 455,148 159,414 411,535 147,849
18 Inflows from fully performing exposures 79,130 34,791 82,659 37,395
19 Other cash inflows 41,078 41,078 44,046 44,046
20 Total cash inflows 575,356 235,283 538,240 229,290
Average 2Q26
1
Average 1Q26
1
USD m, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA 341,792 333,963
22 Net cash outflows 192,877 187,869
23 LCR (%)
177.28
177.83
1 Calculated based
on an average
of 60 data
points in the
second quarter of
2026 and 62
data points in
the first quarter
of 2026.
2 Calculated after
the application of
haircuts and inflow
and outflow rates.
3 Includes outflows related to loss
of funding on asset-backed
securities, covered bonds,
other structured financing instruments,
asset-backed commercial papers,
structured entities (conduits), securities investment
vehicles and other such financing facilities.
4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the second quarter of 2026
Semi-annual |
As of 30 June 2026, the net
stable funding ratio (the NSFR) of
the UBS Group decreased 1.9 percentage points
to 115.1%, remaining above the prudential requirement communicated by FINMA.
Available stable funding
increased by USD 3.6bn
to USD 900.3bn, mainly
reflecting an increase
in debt issued
designated
at fair value, partly offset by the tenor roll down of TLAC-eligible senior unsecured debt instruments.
Required stable funding
increased by USD 15.7bn
to USD 782.5bn, mainly
driven by higher
trading assets and
lending
assets.
›
Refer to the “Liquidity and funding management” section of the UBS Group 30 June 2026 Interim Report, available under
”Quarterly reporting” at ubs.com/investors , for more information about the NSFR
LIQ2: Net stable funding ratio (NSFR)
30.6.26 31.3.26
Unweighted value by residual maturity Unweighted value by residual maturity
USD m, except where indicated
No Maturity
< 6
months
6 months to
< 1 year ≥ 1 year
Weighted
Value
No
Maturity
< 6
months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 89,348 16,049 105,396 92,634 13,179 105,813
2 Regulatory Capital 89,348 15,983 105,331 92,634 13,112 105,746
3 Other Capital Instruments 65 65 66 66
4 Retail deposits and deposits from small business
customers: 416,834 9,117 14,940 399,936 416,732 7,928 16,717 400,537
5 Stable deposits 32,132 666 7 31,165 32,370 154 8 30,906
6 Less stable deposits 384,703 8,451 14,933 368,771 384,362 7,773 16,709 369,631
7 Wholesale Funding: 509,448 64,805 224,232 389,198 510,159 66,831 219,178 384,769
8 Operational Deposits 66,864 33,452 64,500 32,254
9 Other wholesale funding 442,584 64,805 224,232 355,746 445,659 66,831 219,178 352,515
10 Liabilities with matching interdependent assets 11,957 13,178
11 Other liabilities: 60,356 181,461 4,797 5,728 60,968 170,720 4,608 5,526
12 NSFR derivative liabilities
13 All other liabilities and equity not included in the
above categories
60,356 181,461 4,797 5,728 60,968 170,720 4,608 5,526
14 Total ASF 900,258 896,644
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 33,980 32,349
16 Deposits held at other financial institutions for
operational purposes 14,886 7,645 13,844 7,117
17 Performing loans and securities: 70,998 272,571 55,569 539,434 614,507 63,460 278,270 57,106 529,760 602,220
18 Performing loans to financial institutions secured
by Level 1 HQLA or Level 2a HQLA 37,388 914 6,894 43,895 386 8,672
19 Performing loans to financial institutions secured
by Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 97,376 8,667 51,979 75,030 95,035 8,230 51,697 74,371
20 Performing loans to non-financial corporate
clients, loans to retail and small business
customers, and loans to sovereigns, central banks
and PSEs, of which: 924 109,297 23,264 157,198 188,211 933 110,818 19,854 155,283 186,129
21 With a risk weight of less than or equal to 35%
under the standardised approach for credit risk 924 25,230 550 2,220 3,026 933 24,281 572 2,212 3,073
22 Performing residential mortgages, of which: 24,711 19,436 302,438 257,444 24,463 24,646 296,999 253,755
23
With a risk weight of less than or equal to 35%
under the standardised approach for credit risk 18,420 15,262 233,308 191,519 17,835 19,167 232,763 191,296
24 Securities that are not in default and do not qualify
as HQLA, including exchange-traded equities 70,074 3,798 3,289 27,819 86,928 62,527 4,059 3,990 25,781 79,294
25 Assets with matching interdependent liabilities 11,957 13,178
26 Other assets: 41,963 85,033 208 143,888 120,783 41,394 87,659 248 137,064 119,797
27 Physical traded commodities, including gold 328 279 268 228
28 Assets posted as initial margin for derivative
contracts and contributions to default funds of
CCPs 40,907
1
34,771 41,293
1
35,099
29 NSFR derivative assets 8,684
1
8,684 7,894
1
7,894
30 NSFR derivative liabilities before deduction of
variation margin posted 78,589
1
15,718 70,744
1
14,149
31 All other assets not included in the above
categories 41,635 85,033 208 15,708 61,331 41,126 87,659 248 17,132 62,426
32 Off-balance sheet items 34,232 13,593 77,688 5,564 34,783 12,462 73,818 5,312
33 Total RSF 782,479 766,795
34 Net stable funding ratio (%)
115.05
116.93
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

30 June 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

Asset encumbrance
Semi-annual |
The ENC table below
provides a breakdown of
on- and off-balance sheet
assets between encumbered assets,
central bank facilities and unencumbered assets. The table is based on the regulatory scope of consolidation.
Excluding assets positioned at central banks, assets are
presented as encumbered if they have been pledged as
collateral
against an
existing liability
or are
otherwise not
available for
securing additional
funding. Assets
pledged as
collateral
mainly include
assets pledged
for securities
financing transactions,
derivative transactions
or financial
guarantees, and
mortgage loans,
which serve
as collateral
against loans
from Swiss
mortgage institutions
and US
Federal Home
Loan
Banks
or
issued
covered
bonds.
Assets
otherwise
not
available
for
securing
additional
funding
mainly
include
assets
protected under
client asset
segregation rules
and assets
held in
certain jurisdictions
to comply
with explicit
minimum
local asset maintenance requirements.
Central bank facilities
represent assets in
use or remain
available to secure
transactions in a
central bank facility.
These
assets are positioned
as collateral with
central banks and mainly
secure undrawn credit lines
for payment, clearing and
settlement purposes, as well as undrawn contingency funding facilities.
All other
assets are
presented as
unencumbered. This
category consists
of cash
and securities
readily realizable
in the
normal course
of business,
which include
our
HQLA and
unencumbered positions
in our
trading portfolio,
and other
realizable
assets
that
are
not
intended
for
obtaining
secured
funding
in
the
normal
course
of
business,
but
may
be
considered potential sources of liquidity to meet medium- or longer-term funding needs, such as loans and advances to customers and banks, as well
as certain non-financial assets.
Unencumbered assets that are
considered to be available
to
secure funding at the legal-entity level
may be subject to restrictions that
limit the total amount of assets
available to the
Group as a
whole. Assets that
cannot be pledged
as collateral represent
assets that by
their nature are
not considered
available to secure funding or meet collateral needs.
Compared
with
31 December
2025,
encumbered
on-balance
sheet
assets
decreased
by
USD 3.2bn
to
USD 189.5bn,
primarily
due
to
sales
of
equities
in
the
Investment
Bank,
partly
offset
by
an
increase
in
loans
pledged
as
collateral.
Encumbered off-balance
sheet assets
increased by
USD 106.7bn to
USD 621.5bn, mainly
due to
higher client
activity
levels driving non-cash collateral demand in the
Investment Bank, along with increased securities financing
transactions
and market-making activity
in Group
Treasury. Total central
bank facilities
were largely unchanged
at USD 59.0bn. The
USD 2.4bn increase in off-balance sheet central bank facilities was largely offset by a USD 2.0bn decrease in on-balance sheet central bank
facilities, mainly reflecting
collateral optimization in
Group Treasury and
an increase in
mortgage loans
pledged
with
the
Federal
Reserve
Bank
of
New
York.
Total
unencumbered
on-balance
sheet
assets
increased
by
USD 92.2bn to
USD 1,453.4bn, primarily
driven by
a USD 77.0bn
increase from
financial assets
measured at
fair value
through profit or loss, mainly reflecting the positive effect of new derivative trades, as well as mark-to-market valuation
effects
from
equity
and
foreign
currency
derivative
contracts,
and
client-driven
increases
in
trading
assets,
brokerage
receivables and cash collateral receivables on derivative instruments in the Investment Bank. Unencumbered off-balance sheet assets increased by USD 14.6bn to USD 158.6bn, mainly driven by higher security collateral borrowing to support
client loan demand in the Investment Bank.
›
Refer to the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table
in the “Going and gone concern requirements and eligible capital” section of this report for more information about the
reconciliation of the balance sheet under IFRS Accounting Standards to the balance sheet according to the regulatory scope of
consolidation

30 June 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

ENC: Asset encumbrance
USD m
Encumbered assets excluding central bank
facilities
Central bank
facilities
Unencumbered assets
Total Group
of which
assets
pledged
as collateral
of which
assets
otherwise
restricted and
not available
to secure
funding
Total
encumbered
assets
of which
unencumbered
assets
of which
assets that
cannot be
pledged as
collateral
Total
unencumbered
assets
Balance sheet
Cash and balances at central banks
1,011
1
296
1,307
214,410
2
214,410
215,716
Amounts due from banks
2,784
2,784
18,088
18,088
20,872
Receivables from securities financing transactions measured
at amortized cost
83,541
83,541
83,541
Cash collateral receivables on derivative instruments
9,910
9,910
41,405
41,405
51,314
Loans and advances to customers
74,093
3
2
74,095
21,948
566,922
566,922
662,965
Other financial assets measured at amortized cost
10,774
4
5,323
5
16,097
9,938
36,489
9,625
46,113
72,149
Total financial assets measured at amortized cost
85,878
18,314
104,192
31,887
835,908
134,571
970,480
1,106,558
Financial assets at fair value held for trading
75,281
4
172
75,453
19
103,731
103,731
179,203
Derivative financial instruments
193,171
193,171
193,171
Brokerage receivables
44,704
44,704
44,704
Financial assets at fair value not held for trading
5,214
4
2,776
7,991
9,262
49,804
24,217
74,021
91,274
Total financial assets measured at fair value through
profit or loss
80,495
2,948
83,443
9,281
153,535
262,092
415,628
508,352
Financial assets measured at fair value through other
comprehensive income
123
1,717
1,840
99
12,518
12,518
14,457
Non-financial assets
30,878
23,935
54,813
54,813
Total balance sheet assets as of 30 June 2026
166,496
22,979
189,476
41,266
1,032,840
6
420,599
1,453,438
1,684,180
Total balance sheet assets as of 31 December 2025
170,391
22,249
192,640
43,255
1,003,894
6
357,310
1,361,204
1,597,100
Off-balance sheet
Fair value of securities accepted as collateral
as of 30 June 2026
607,289
14,211
621,500
17,735
158,617
158,617
797,853
Fair value of securities accepted as collateral
as of 31 December 2025
499,186
15,638
514,824
15,319
144,002
144,002
674,146
1 Predominantly reflects assets pledged to the depositor protection system in Switzerland.
2 Includes cash placed at central banks to meet local statutory minimum reserve requirements (30 June 2026: USD 13.3bn;
31 December 2025: USD 14.6bn).
3 Mortgage loans that serve as collateral against outstanding loans from Swiss mortgage institutions, US Federal Home Loan Banks and issued covered bonds.
4 Includes assets
pledged as collateral that may be sold or repledged by counterparties.
5 Mainly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
6 Includes high-quality liquid assets (30 June 2026: USD 337.3bn; 31 December 2025: USD 328.2bn).
▲

30 June 2026 Pillar 3 Report |
UBS Group | Requirements for global systemically important banks and related indicators

Requirements for global systemically important banks
and related indicators
GSIB1: Disclosure of G-SIB indicators
Semi-annual |
The Financial Stability
Board (the FSB)
has determined that
UBS is a
global systemically important
bank (a G-SIB),
using an indicator-based methodology adopted by the
Basel Committee on Banking Supervision (the BCBS).
Banks that
qualify as G-SIBs
are required to
disclose 13 high-level
indicators annually for
assessing the systemic
importance of G-SIBs
as defined by
the BCBS. These
indicators are used
for the G-SIB
score calculation and
cover five categories:
size, cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November 2025, the FSB, in consultation with the BCBS and national authorities, published the 2025 list of G-SIBs.
Based
on
the
published
indicators,
G-SIBs
are
subject
to
additional
common
equity
tier 1
(CET1)
capital
buffer
requirements in
a range
from 1.0%
to 3.5%.
In November
2025, the
FSB confirmed
that, based
on the
31 December
2024 indicators,
the additional
CET1 capital
buffer requirement
for the
UBS Group
will remain
at 1.5%.
As our
Swiss
systemically relevant bank (SRB)
Basel III capital requirements remain
above the BCBS requirements, including
the G-SIB
buffer, we are not affected by these additional G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as
a part of the finalization of the Basel III framework announced in
December
2017.
The
leverage
ratio
buffer
is
set
at
50%
of
risk-weighted
higher-loss
absorbency
requirements. In
Switzerland, the amendments to the Capital
Adequacy Ordinance that incorporate the final
Basel III standards into Swiss
law entered into
force on 1 January
2025. As our
Swiss SRB requirements
remain above the
BCBS requirements,
these
changes did not increase our requirements.
Our
G-SIB
indicators
as
of
31 December
2025
were
published
in
June
2026
under
“Pillar 3
disclosures”
at
ubs.com/investors .
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Introduction

Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections
below include
capital and
other regulatory
information as
of 30 June
2026 for
UBS AG consolidated,
UBS AG
standalone, UBS Switzerland AG standalone, UBS Europe SE
consolidated and UBS Americas Holding LLC consolidated.
Capital information
in the
following sections
is based
on Pillar 1
capital requirements.
Entities may
be subject
to significant
additional Pillar 2 requirements, which
represent additional amounts of
capital considered necessary and
are agreed with
regulators based on the risk profile of the respective entity.
UBS AG consolidated
Key metrics for the second quarter of 2026
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter of 2026, tier 1 capital increased by
USD 0.7bn to USD 94.8bn. Common equity tier 1 (CET1)
capital increased by USD 0.8bn to
USD 71.6bn, mainly driven by operating profit
before tax of USD 2.9bn, partly
offset
by
additional
dividend
accruals
of
USD 1.8bn,
current
tax
expenses
of
USD 0.5bn
and
negative
foreign
currency
translation effects of USD 0.3bn. Additional tier 1
(AT1) capital issued by the Group
and on lent to UBS AG decreased
by
USD 0.1bn to
USD 23.1bn, reflecting
the redemption
of USD 1.5bn
of AT1
capital instruments
and negative
impacts from
interest rate risk hedge, foreign currency translation
and other effects, largely offset by
the issuance of new AT1 capital
instruments equivalent to USD 1.5bn.
Risk-weighted assets
(RWA) increased
by USD 3.0bn
to USD 500.4bn,
driven by
a USD 6.0bn
increase resulting
from asset
size
and
other
movements,
partly
offset
by
a
USD 1.8bn
decrease
from
currency
effects
and
USD 1.2bn
from
model
updates and methodology changes.
The
leverage
ratio
denominator
(the
LRD)
decreased
by
USD 5.3bn
to
USD 1,650.1bn,
mainly
due
to
a
USD 9.3bn
decrease from
currency effects,
partly offset
by a
USD 4.1bn increase
from asset
size and
other movements.
The asset
size
movement
was
mainly
due
to
increases in
trading
assets,
lending
assets
and
off-balance sheet
exposures.
These
increases were partly offset by decreases in derivative exposures and cash and balances at central banks.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
consolidated
increased
to
14.3%
from
14.2%,
reflecting
the
aforementioned increase in
CET1 capital, partly
offset by the
aforementioned increase in
RWA. The Basel III
leverage ratio
was broadly stable at 5.7%.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

The
quarterly
average
liquidity
coverage
ratio
of
UBS AG
consolidated was
largely
unchanged
at
172.5%,
remaining
above
the
prudential
requirement
communicated
by
FINMA.
Average
net
cash
outflows
increased
by
USD 4.5bn
to
USD 198.4bn, primarily reflecting
lower inflows from
lending assets and
securities financing transactions. The
effect of
the increase
in net
cash outflows
was offset
by a
USD 7.8bn increase
in average
high-quality liquid
assets to
USD 342.0bn,
mainly reflecting higher
cash available due
to increases
in customer
deposits, debt issued
and net
brokerage payables,
partly
offset
by
lower
cash
available
from
funding
of
lending
assets,
margin
requirements
and
dividend
payment
to
UBS Group AG, as well as a decrease in securities financing transactions.
As of 30 June 2026,
the net stable
funding ratio of UBS AG
consolidated decreased 1.4 percentage points
to 114.7%,
remaining above the prudential requirement communicated by FINMA. Available stable funding increased by USD 5.3bn
to USD 892.7bn, mainly driven by an
increase in debt issued designated
at fair value, partly offset by
the tenor roll down
of TLAC-eligible senior
unsecured debt instruments
on lent from
UBS Group AG. Required
stable funding increased
by
USD 14.1bn to USD 778.4bn, mainly driven by higher trading assets and lending assets.
KM1: Key metrics
USD m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
71,637
70,867
70,394
71,460
69,829
2 Tier 1
94,780
94,129
89,993
91,425
88,485
3 Total capital
94,783
94,139
90,018
91,425
88,485
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
500,420
497,433
489,775
502,425
498,327
4a Total risk-weighted assets (pre-floor)
500,420
497,433
489,775
502,425
498,327
4b Minimum capital requirement
1
40,034
39,795
39,182
40,194
39,866
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
14.32
14.25
14.37
14.22
14.01
5b Common equity tier 1 ratio (%) (pre-floor)
14.32
14.25
14.37
14.22
14.01
6 Tier 1 ratio (%)
18.94
18.92
18.37
18.20
17.76
6b Tier 1 ratio (%) (pre-floor)
18.94
18.92
18.37
18.20
17.76
7 Total capital ratio (%)
18.94
18.92
18.38
18.20
17.76
7b Total capital ratio (%) (pre-floor)
18.94
18.92
18.38
18.20
17.76
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.12
0.11
0.11
0.11
0.13
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.34
0.33
0.39
0.33
0.34
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3
2.62
2.61
2.61
2.61
2.63
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.82
9.75
9.87
9.72
9.51
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
1,650,139
1,655,400
1,622,921
1,642,843
1,660,097
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
5
5.74
5.69
5.55
5.57
5.33
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.74
5.69
5.55
5.57
5.33
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5
5.72
5.68
5.51
5.55
5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
5.72
5.68
5.51
5.55
5.34
14e Minimum capital requirements
6
49,504
49,662
48,688
49,285
49,803
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)
341,984
334,144
331,745
346,734
358,940
16 Total net cash outflow
198,399
193,898
188,446
193,817
200,107
16a of which: cash outflows
435,505
425,438
398,805
393,826
390,719
16b of which: cash inflows
237,106
231,541
210,360
200,009
190,613
17 LCR (%) 172.46 172.39 176.24 178.96 179.45
Net stable funding ratio (NSFR)
18 Total available stable funding
892,675
887,341
873,515
887,444
892,381
19 Total required stable funding
778,394
764,273
755,278
748,303
738,056
20 NSFR (%) 114.68 116.10 115.65 118.59 120.91
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Swiss SRB going and gone concern requirements
and information for UBS AG consolidated
are provided below in this section.
3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.
4 Represents the CET1
ratio that is available
to meet buffer requirements.
Calculated as the CET1
ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus
the BCBS tier 2
capital requirement met with
CET1 capital.
5 There is currently no temporary
exemption of central bank reserves
for UBS.
6 The higher of capital requirements
based on 8% of RWA or
3% of LRD.
7 Calculated after the application of haircuts
and inflow
and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of 60 data
points in the second
quarter of 2026 and
62 data points in the
first quarter of
2026. For the prior-quarter data points,
refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
The tables
below provide
details of
the Swiss
systemically relevant
bank RWA-
and LRD-based
going and
gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
also provided below.
Outstanding
total
loss-absorbing
capacity-eligible
unsecured
debt
instruments
are
eligible
to
meet
gone
concern
requirements until one year before maturity.
More information
about the
going and
gone concern
requirements is
provided in
the “Total
loss-absorbing capacity”
section of the UBS AG Annual Report 2025, available under “Annual reporting” at ubs.com/investors .
Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.21
1
76,128
5.08
1
83,785
Common equity tier 1 capital
10.84
2
54,262
3.58
3
59,032
of which: minimum capital
4.50
22,519
1.50
24,752
of which: buffer capital
5.72
28,604
2.08
34,240
of which: countercyclical buffer
0.45
2,273
Maximum additional tier 1 capital
4.37
2
21,866
1.50
24,752
of which: additional tier 1 capital
3.50
17,515
1.50
24,752
of which: additional tier 1 buffer capital
0.80
4,003
Eligible going concern capital
Total going concern capital
18.94
94,780
5.74
94,780
Common equity tier 1 capital
14.32
71,637
4.34
71,637
Total loss-absorbing additional tier 1 capital
4.62
4
23,144
1.40
23,144
of which: high-trigger loss-absorbing additional tier 1 capital
4.62
23,144
1.40
23,144
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
54,481
3.81
62,808
of which: base requirement including add-ons for market share and LRD
10.89
8
54,481
3.81
8
62,808
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
18.74
93,760
5.68
93,760
TLAC-eligible unsecured debt
18.74
93,757
5.68
93,757
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.10
130,609
8.88
146,593
Eligible total loss-absorbing capacity
37.68
188,540
11.43
188,540
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,420
Leverage ratio denominator
1,650,139
1 Includes applicable add-ons
of 1.90% for risk-weighted
assets (RWA) and
0.58% for leverage
ratio denominator (LRD).
For the RWA
-based requirement the
add-on includes 0.86%
for market share,
0.79% for
LRD, 0.23% reflecting a
Pillar 2 capital add-on for
the residual exposure (after collateral
mitigation) to hedge funds,
private equity and family offices,
effective 1 January 2025, and
1 basis point reflecting a
Pillar 2
capital add-on of USD 40m related to the supply chain finance funds matter at Credit Suisse. For the LRD-based requirement the add-on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2
add-on for the residual exposure
(after collateral mitigation) to
hedge funds, private
equity and family offices
of 0.17% for CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of
AT1 capital can
be used to meet
going concern requirements; 4.37%
includes the aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage
ratio requirement of
3.58% consists of a 1.5% base requirement,
a 1.5% base buffer capital requirement, a 0.28%
LRD add-on requirement and a 0.30% market
share add-on requirement based on our Swiss
credit business.
4 UBS
meets its minimum going
concern capital requirements
with CET1 capital
and AT1 capital.
As UBS exceeds
its minimum going
concern requirements, the
actual available and
eligible AT1 capital
is above the
AT1
capital used to meet
the minimum requirements (which
is capped at 4.37%
as explained in footnote
2 above).
5 A maximum of 25%
of the gone concern
requirements can be met
with instruments that have
a
remaining maturity of between one
and two years. Once at least
75% of the minimum gone
concern requirement has been met
with instruments that have a
remaining maturity of greater than
two years, all instruments
that have
a remaining
maturity of
between one
and two
years remain
eligible to
be included
in the
total gone
concern capital.
6 Systemically important
banks (SIBs)
are subject
to base
gone concern
capital
requirements equivalent to 75% of the total going concern requirements
(excluding countercyclical buffer requirements and the Pillar 2 add-ons).
7 FINMA has the authority to impose a surcharge of up to 25%
of
the total going concern
capital requirements (excluding countercyclical buffer
requirements and the Pillar 2
add-ons) should obstacles to an
SIB’s resolvability be identified in future resolvability
assessments.
8 Includes
applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not
qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss SRB going and gone concern information
USD m, except where indicated 30.6.26 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
94,780
94,129
89,993
Total tier 1 capital
94,780
94,129
89,993
Common equity tier 1 capital
71,637
70,867
70,394
Total loss-absorbing additional tier 1 capital
23,144
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,144
23,262
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
93,760
96,717
90,164
TLAC-eligible unsecured debt
93,757
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
188,540
190,846
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,420
497,433
489,775
Leverage ratio denominator
1,650,139
1,655,400
1,622,921
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
18.9
18.4
of which: common equity tier 1 capital ratio
14.3
14.2
14.4
Gone concern loss-absorbing capacity ratio
18.7
19.4
18.4
Total loss-absorbing capacity ratio
37.7
38.4
36.8
Leverage ratios (%)
Going concern leverage ratio
5.7
5.7
5.5
of which: common equity tier 1 leverage ratio
4.3
4.3
4.3
Gone concern leverage ratio
5.7
5.8
5.6
Total loss-absorbing capacity leverage ratio
11.4
11.5
11.1
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
▲
UBS AG standalone
Key metrics for the second quarter of 2026
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter of 2026, tier 1 capital increased by
USD 2.7bn to USD 99.4bn. Common equity tier 1 (CET1)
capital increased by USD 2.8bn to
USD 76.3bn, mainly driven by operating profit
before tax of USD 5.0bn, partly
offset
by additional dividend accruals of USD 1.8bn. Additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG decreased by
USD 0.1bn to
USD 23.1bn, reflecting
the redemption
of USD 1.5bn
of AT1
capital instruments
and negative
impacts from interest rate
risk hedge, foreign
currency translation and
other effects, largely offset
by the issuance
of new
AT1 capital instruments equivalent to USD 1.5bn.
Risk-weighted assets (RWA) increased by USD 2.7bn
to USD 510.7bn, primarily due to an increase
in market risk RWA in
Group Treasury from hedging
activities, partly offset by
decreases in credit and
counterparty credit risk
RWA and RWA on
investments in subsidiaries.
The leverage ratio denominator (the
LRD) increased by USD 4.3bn to
USD 931.8bn, driven by a USD 7.8bn
increase from
asset size and other movements,
partly offset by a USD 3.6bn decrease
from currency effects. The asset size
movement
was
mainly
driven
by
increases
in
trading
assets,
securities
financing
transactions,
high-quality
liquid
asset
(HQLA)
portfolio securities and off-balance
sheet exposures. These increases
were partly offset by
decreases in cash and
balances
at central banks, derivatives exposures, and lending assets.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
standalone
increased
to
14.9%
from
14.5%,
reflecting
the
aforementioned increase in
CET1 capital, partly
offset by the
aforementioned increase in
RWA. The Basel III
leverage ratio
increased
to
10.7%
from
10.4%,
reflecting
the
aforementioned
increase
in
tier 1
capital,
partly
offset
by
the
aforementioned increase in the LRD.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
standalone
decreased
14.3 percentage
points
to
216.9%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily driven
by a USD 3.9bn increase
in average net cash
outflows to USD 71.3bn, mainly
reflecting lower
net inflows
from securities
financing transactions
and intercompany
funding, and
higher net
cash outflows
from debt
issued at fair value,
partly offset by lower outflows
from customer deposits. Average HQLA
decreased by USD 1.3bn to
USD 154.5bn, mainly
reflecting lower
cash available
from higher
funding to
UBS Switzerland AG,
lower funding
from
UBS Group
AG
and
lower
customer
deposits,
partly
offset
by
higher
cash
proceeds
from
debt
issued
measured
at
amortized cost and lower lending assets.
As of
30 June 2026,
the net
stable funding
ratio of
UBS AG standalone
was largely
unchanged at
90.8%, remaining
above
the
prudential
requirement
communicated
by
FINMA.
Available
stable
funding
increased
by
USD 9.4bn
to
USD 406.9bn, mainly driven
by an
increase in debt
issued
designated at fair
value and higher
regulatory capital, partly
offset by the tenor roll down of TLAC-eligible senior unsecured debt instruments on lent from UBS Group AG. Required stable funding increased by USD 13.5bn to USD 448.0bn, mainly driven by higher trading assets.
KM1: Key metrics
USD m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
76,259
73,478
74,108
73,384
73,178
2 Tier 1
99,403
96,741
93,707
93,349
91,834
3 Total capital
99,406
96,750
93,731
93,349
91,834
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)
510,735
508,053
491,583
517,929
516,479
4a Total risk-weighted assets (pre-floor)
510,735
508,053
491,583
517,929
516,479
4b Minimum capital requirement
2
40,859
40,644
39,327
41,434
41,318
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)
14.93
14.46
15.08
14.17
14.17
5b Common equity tier 1 ratio (%) (pre-floor)
14.93
14.46
15.08
14.17
14.17
6 Tier 1 ratio (%)
19.46
19.04
19.06
18.02
17.78
6b Tier 1 ratio (%) (pre-floor)
19.46
19.04
19.06
18.02
17.78
7 Total capital ratio (%)
19.46
19.04
19.07
18.02
17.78
7b Total capital ratio (%) (pre-floor)
19.46
19.04
19.07
18.02
17.78
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.11
0.11
0.12
0.14
0.15
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.00
0.00
0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4
2.61
2.61
2.62
2.64
2.65
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
10.43
9.96
10.58
9.67
9.67
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
931,761
927,504
929,979
952,112
964,000
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6
10.67
10.43
10.08
9.80
9.53
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
10.67
10.43
10.08
9.80
9.53
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
6
10.60
10.37
9.96
9.72
9.56
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
10.60
10.37
9.96
9.72
9.56
14e Minimum capital requirements
7
40,859
40,644
39,327
41,434
41,318
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
154,468
155,764
149,309
162,513
177,434
16 Total net cash outflow
71,304
67,431
63,723
67,644
75,720
16a of which: cash outflows
273,944
264,467
249,107
244,306
248,255
16b of which: cash inflows
202,639
197,036
185,384
176,662
172,535
17 LCR (%) 216.88
231.18
234.90
240.93
235.52
Net stable funding ratio (NSFR)
9
18 Total available stable funding
406,905
397,527
404,842
419,024
421,323
19 Total required stable funding
448,027
434,500
446,475
435,582
435,547
20 NSFR (%) 90.82 91.49 90.68 96.20 96.73
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.
2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.
3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.
4 Excludes non-
BCBS capital buffer requirements for risk-weighted
positions that are directly or indirectly backed
by residential properties in Switzerland.
5 Represents the CET1 ratio that is available
to meet buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where applicable, minus
the BCBS tier
2 capital requirement
met with CET1
capital.
6 There is currently
no temporary exemption
of
central bank reserves for UBS.
7 The higher of capital requirements based
on 8% of RWA or 3% of LRD.
8 Calculated after the application of haircuts and inflow
and outflow rates, as well as,
where applicable,
caps on Level 2 assets and cash inflows. Calculated based on an average of 60 data points in the second quarter of 2026 and 62 data points in the first quarter of 2026. For the prior-quarter data points, refer to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
The tables
below provide
details of
the Swiss
systemically relevant
bank RWA-
and LRD-based
going and
gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
also provided below.
UBS AG standalone is
subject to a
gone concern capital
requirement based on
the sum of:
(i) the nominal value
of the
gone
concern
instruments
issued
by
UBS
entities
and
held
by
the
parent
firm;
(ii) 75%
of
the
going
concern
capital
requirements resulting from
third-party exposure on
a standalone basis;
and (iii) a buffer
requirement equal to
30% of
the Group’s
gone concern
capital requirement
on UBS AG’s
consolidated exposure.
The gone
concern capital
requirement
is the higher
of the RWA-
and LRD-based requirements,
calculated separately. The
gone concern capital
coverage ratio
reflects
how
much
gone
concern
capital
is
available
to
meet
the
gone
concern
requirement.
Outstanding
total
loss-
absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year
before maturity.
More information about
the going and
gone concern requirements
is provided in
the “UBS AG standalone”
section of
the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors .
Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
14.85
2
75,835
14.84
2
78,851
5.08
2
47,327
Common equity tier 1 capital
10.48
3
53,545
10.48
3
55,674
3.58
33,350
of which: minimum capital
4.50
22,983
4.50
23,911
1.50
13,976
of which: buffer capital
5.72
29,194
5.72
30,373
2.08
19,334
of which: countercyclical buffer
0.11
548
0.11
571
Maximum additional tier 1 capital
4.36
3
22,290
4.36
3
23,177
1.50
13,976
of which: additional tier 1 capital
3.50
17,876
3.50
18,598
1.50
13,976
of which: additional tier 1 buffer capital
0.80
4,086
0.80
4,251
Eligible going concern capital
Total going concern capital
19.46
99,403
18.71
99,403
10.67
99,403
Common equity tier 1 capital
14.93
76,259
14.35
76,259
8.18
76,259
Total loss-absorbing additional tier 1 capital
4.53
4
23,144
4.36
23,144
2.48
23,144
of which: high-trigger loss-absorbing additional tier 1 capital
4.53
23,144
4.36
23,144
2.48
23,144
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
510,735
531,360
Leverage ratio denominator
931,761
Required gone concern capital
5
Higher of RWA-
or LRD-based
Total gone concern loss-absorbing capacity
78,826
Eligible gone concern capital
Total gone concern loss-absorbing capacity
6
93,759
TLAC-eligible unsecured debt
93,757
Gone concern capital coverage ratio
118.94
1 Fully applied relates to participation
RWA. Direct and indirect investments
including holding of regulatory capital instruments
in Switzerland-domiciled subsidiaries and for
direct and indirect investments including
holding of regulatory
capital instruments in foreign-domiciled
subsidiaries are risk weighted
at 240% and 360%,
respectively, for the current
year. As per current rules, risk
weights will gradually increase
by 5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.
2 Includes
applicable add-ons of 1.88% for risk-weighted assets (RWA, phase-in), 1.87% for risk-weighted assets (RWA, fully applied) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement the add-
on includes 0.86% for
market share,
0.79% for LRD and
1 basis point for
RWA phase-in and 1
basis point for RWA
fully applied reflecting a
Pillar 2 capital add-on
of USD 40m related to
the supply chain finance
funds matter at Credit Suisse. An additional 22
basis points for RWA phase-in and 21 basis points
for RWA fully applied reflect a Pillar 2 capital add-on
for the residual exposure (after collateral mitigation) to
hedge
funds, private equity
and family offices,
effective 1 January 2025.
For the LRD-based
requirement the add-on includes
0.30% for market
share and 0.28% for
LRD.
3 Includes the Pillar 2
add-on for the residual
exposure (after collateral mitigation) to hedge funds,
private equity and family offices of 0.15% for CET1
capital and 0.06% for AT1 capital for
RWA phase-in and 0.15% for CET1 capital and
0.06% for AT1 capital
for RWA fully applied, effective 1 January 2025. For AT1 capital under Pillar 1 requirements a maximum of 4.3% of AT1 capital can be used to meet going concern requirements; 4.36% for RWA phase-in and 4.36%
for RWA fully applied include the aforementioned Pillar 2 capital add-on.
4 UBS meets its minimum going concern capital requirements with CET1 capital and AT1 capital. As UBS exceeds its minimum going concern requirements, the actual available and eligible AT1
capital is above the AT1 capital used to meet the minimum requirements
(which is capped at 4.36% as explained in footnote 3 above).
5 A maximum of 25% of
the gone concern requirements can
be met with instruments that have
a remaining maturity of between one
and two years. Once at least 75%
of the minimum gone concern requirement
has been met with instruments
that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Includes an
add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not qualify as CET1 capital, but 45% of these
gains can be recognized as gone
concern capital.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss SRB going and gone concern information
USD m, except where indicated 30.6.26 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
99,403
96,741
93,707
Total tier 1 capital
99,403
96,741
93,707
Common equity tier 1 capital
76,259
73,478
74,108
Total loss-absorbing additional tier 1 capital
23,144
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,144
23,262
19,600
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
93,759
96,717
90,163
TLAC-eligible unsecured debt
93,757
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
193,162
193,458
183,870
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in
510,735
508,053
491,583
of which: investments in Switzerland-domiciled subsidiaries
2
93,706
94,561
91,598
of which: investments in foreign-domiciled subsidiaries
2
150,491
150,476
144,200
Risk-weighted assets, fully applied as of 1.1.28
531,360
528,712
522,876
of which: investments in Switzerland-domiciled subsidiaries
2
97,610
98,501
97,444
of which: investments in foreign-domiciled subsidiaries
2
167,212
167,196
169,647
Leverage ratio denominator
931,761
927,504
929,979
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in
19.5
19.0
19.1
of which: common equity tier 1 capital ratio, phase-in
14.9
14.5
15.1
Going concern capital ratio, fully applied as of 1.1.28
18.7
18.3
17.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28
14.4
13.9
14.2
Leverage ratios (%)
Going concern leverage ratio
10.7
10.4
10.1
of which: common equity tier 1 leverage ratio
8.2
7.9
8.0
Capital coverage ratio (%)
Gone concern capital coverage ratio
118.9
122.3
115.4
1 Includes
an add-back
of 45%
of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as
CET1 capital,
but 45%
of these
gains can
be
recognized as gone concern capital.
2 Fully applied relates to participation RWA. Direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk weighted at 240% and 360%, respectively, for the current year. As per
current rules, risk weights
will gradually increase
by 5 percentage points
per year for
Switzerland-domiciled investments
and 20 percentage
points per year
for foreign-domiciled investments
until the fully
applied risk weights
of 250% and
400%, respectively, are applied.
▲
UBS Switzerland AG standalone
Key metrics for the second quarter of 2026
Quarterly |
The table
below is
based on
the Swiss
Financial Market
Supervisory Authority
(FINMA) Ordinance
on the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter of 2026, common equity tier 1 capital increased by CHF 0.4bn to CHF 21.8bn, mainly driven by operating profit, partly offset by additional dividend accruals.
Total risk-weighted assets (RWA) increased by CHF 2.0bn to
CHF 173.8bn, mainly driven by an increase in credit
risk and
counterparty credit risk RWA.
The leverage ratio denominator (the
LRD) increased by CHF 8.5bn to
CHF 572.9bn, primarily reflecting higher cash
and
balances at central banks, loan commitments,
and derivative exposures.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS Switzerland
AG
increased
3.3 percentage
points
to
134.2%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily driven by a CHF 6.6bn increase in
average high-quality liquid assets to CHF 117.1bn, mainly
reflecting
higher cash available
from higher customer
deposits and funding
from UBS AG, partly
offset by lower
cash available from
an increase in
lending assets. Average
net cash outflows
increased by CHF 2.9bn
to CHF 87.3bn, mainly
due to higher
outflows from customer deposits and securities financing transactions.
As of
30 June 2026,
the net
stable funding
ratio of
UBS Switzerland AG
was stable
at 124.2%,
remaining above
the
prudential
requirement
communicated
by
FINMA.
Available
stable
funding
increased
by
CHF 4.9bn
to
CHF 372.7bn,
mainly driven by higher
customer deposits. Required stable
funding increased by CHF 4.1bn
to CHF 300.1bn, mainly due
to an increase in lending assets.
KM1: Key metrics
CHF m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
21,766
21,393
21,188
21,527
21,470
2 Tier 1
30,260
29,887
29,182
29,520
29,463
3 Total capital
30,260
29,887
29,182
29,520
29,463
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
173,765
171,755
164,062
168,223
168,701
4a Total risk-weighted assets (pre-floor)
165,476
164,327
152,624
154,370
151,470
4b Minimum capital requirement
1
13,901
13,740
13,125
13,458
13,496
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
12.53
12.46
12.91
12.80
12.73
5b Common equity tier 1 ratio (%) (pre-floor)
13.15
13.02
13.88
13.95
14.17
6 Tier 1 ratio (%)
17.41
17.40
17.79
17.55
17.46
6b Tier 1 ratio (%) (pre-floor)
18.29
18.19
19.12
19.12
19.45
7 Total capital ratio (%)
17.41
17.40
17.79
17.55
17.46
7b Total capital ratio (%) (pre-floor)
18.29
18.19
19.12
19.12
19.45
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.05
0.05
0.05
0.06
0.07
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.80
0.80
0.91
0.82
0.83
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
2
2.55
2.55
2.55
2.56
2.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
8.03
7.96
8.41
8.30
8.23
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
572,918
564,403
538,262
547,805
549,690
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.28
5.30
5.42
5.39
5.36
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.28
5.30
5.42
5.39
5.36
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.28
5.29
5.41
5.39
5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
5.28
5.29
5.41
5.39
5.34
14e Minimum capital requirements
5
17,188
16,932
16,148
16,434
16,491
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
117,113
110,485
115,181
116,430
111,945
16 Total net cash outflow
87,268
84,375
87,315
83,009
81,142
16a of which: cash outflows
120,442
118,652
119,321
113,942
110,217
16b of which: cash inflows
33,174
34,277
32,006
30,933
29,074
17 LCR (%)
134.22
130.97
132.00
140.37
138.05
Net stable funding ratio (NSFR)
7
18 Total available stable funding
372,715
367,805
356,977
351,349
354,633
19 Total required stable funding
300,056
295,923
285,045
278,806
275,862
20 NSFR (%) 124.21 124.29 125.24 126.02 128.55
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no temporary
exemption of central bank reserves
for UBS.
5 The higher of capital requirements
based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
60 data points
in the
second quarter
of 2026
and 62 data
points in
the first
quarter of
2026. For
the prior-quarter
data points,
refer to
the respective
Pillar 3 Report,
available under
“Pillar 3 disclosures”
at
ubs.com/investors, for more information.
7 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as set out in Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
Quarterly |
The tables
below provide
details of
the Swiss
systemically relevant
bank (SRB)
RWA-
and LRD-based going
and
gone concern requirements and information
as required by FINMA;
details regarding eligible gone
concern instruments
are also provided below.
UBS Switzerland AG is considered an SRB under Swiss banking law and is subject to capital regulations on a standalone
basis. As of 30 June
2026, the going
concern capital and
leverage ratio requirements
for UBS Switzerland AG
standalone
were 15.37% (including a countercyclical buffer of 0.85%) and 5.08%, respectively.
The Swiss SRB
framework and going
concern requirements applicable to
UBS Switzerland AG standalone are
the same
as those applicable to UBS Group AG consolidated. The
gone concern requirement corresponds to 62% of the
Group’s
going concern
requirements, excluding
the countercyclical
buffer requirements
and Pillar 2
add-ons. Outstanding
total
loss-absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year before maturity.
The gone
concern requirements
were 9.00%
for the
RWA-based requirement
and 3.15%
for the
LRD-based requirement.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the joint liability of UBS AG and UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.37
1
26,703
5.08
1
29,076
Common equity tier 1 capital
11.07
19,231
3.58
20,482
of which: minimum capital
4.50
7,819
1.50
8,594
of which: buffer capital
5.72
9,932
2.08
11,888
of which: countercyclical buffer
0.85
1,479
Maximum additional tier 1 capital
4.30
7,472
1.50
8,594
of which: additional tier 1 capital
3.50
6,082
1.50
8,594
of which: additional tier 1 buffer capital
0.80
1,390
Eligible going concern capital
Total going concern capital
17.41
30,260
5.28
30,260
Common equity tier 1 capital
12.53
21,766
3.80
21,766
Total loss-absorbing additional tier 1 capital
4.89
2
8,494
1.48
8,494
of which: high-trigger loss-absorbing additional tier 1 capital
4.89
8,494
1.48
8,494
Required gone concern capital
3
Total gone concern loss-absorbing capacity
9.00
15,639
3.15
18,027
of which: base requirement including add-ons for market share and LRD
9.00
4
15,639
3.15
4
18,027
Eligible gone concern capital
Total gone concern loss-absorbing capacity
11.20
19,465
3.40
19,465
TLAC-eligible unsecured debt
11.20
19,465
3.40
19,465
Total loss-absorbing capacity
Required total loss-absorbing capacity
24.37
42,341
8.22
47,102
Eligible total loss-absorbing capacity
28.62
49,725
8.68
49,725
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
173,765
Leverage ratio denominator
572,918
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD).
2 UBS meets its minimum going concern capital requirements with CET1 capital and AT1 capital. As UBS exceeds its minimum
going concern capital requirements,
the actual available and eligible
AT1 capital is above
the AT1 capital used
to meet the minimum requirements (which
is capped at 4.3%).
3 A maximum of 25% of the gone concern
requirements can be met with instruments that
have a remaining maturity of between one
and two years. Once at least
75% of the minimum gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone
concern capital.
4 Includes applicable add-ons of 1.03% for RWA and 0.36% for LRD.

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.26 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
30,260
29,887
29,182
Total tier 1 capital
30,260
29,887
29,182
Common equity tier 1 capital
21,766
21,393
21,188
Total loss-absorbing additional tier 1 capital
8,494
8,494
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
8,494
8,494
7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19,465
19,455
19,147
TLAC-eligible unsecured debt
19,465
19,455
19,147
Total loss-absorbing capacity
Total loss-absorbing capacity
49,725
49,342
48,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
173,765
171,755
164,062
Leverage ratio denominator
572,918
564,403
538,262
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
17.4
17.4
17.8
of which: common equity tier 1 capital ratio
12.5
12.5
12.9
Gone concern loss-absorbing capacity ratio
11.2
11.3
11.7
Total loss-absorbing capacity ratio
28.6
28.7
29.5
Leverage ratios (%)
Going concern leverage ratio
5.3
5.3
5.4
of which: common equity tier 1 leverage ratio
3.8
3.8
3.9
Gone concern leverage ratio
3.4
3.4
3.6
Total loss-absorbing capacity leverage ratio
8.7
8.7
9.0
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated

UBS Europe SE consolidated
Key metrics for the second quarter of 2026
Quarterly |
The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated
based on Basel Committee
on Banking Supervision Pillar 1
requirements and in
accordance with EU regulatory rules and IFRS Accounting Standards.
During the second quarter of 2026,
available capital increased by EUR 0.2bn to EUR
3.9bn, primarily due to the issuance
of
a
new additional
tier 1
(AT1)
instrument and
the recognition
of the
profit that
is
eligible as
common equity
tier 1
(CET1) capital as a result of
the audit of the financial results,
partially offset by CET1 capital
repatriation to UBS AG. Risk-
weighted assets (RWA) decreased
by EUR 0.6bn to EUR 16.0bn,
mainly driven by a
decrease in cash, derivative
exposures
and
credit
valuation
adjustment,
partly
offset
by
increases
in
loan
facilities
and
market
risk
RWA.
The
leverage
ratio
exposure decreased by
EUR 3.8bn to EUR 60.3bn, mainly
driven by lower over-the-counter
derivatives replacement costs,
securities financing transactions,
cash balances at central banks and decreases in nostro balances and trading assets.
The average liquidity coverage
ratio (the LCR)
remained well above the
regulatory requirement of
100%, at 136.6%. The
movement in the quarterly average LCR was driven by a parallel increase of EUR 0.5bn
in total net cash outflows and an
increase
of
EUR 0.5bn
in
high-quality
liquid
assets.
The
net
stable
funding
ratio
(the
NSFR)
remained
well
above
the
regulatory requirements of
100%, at 122.7%.
The decrease in
the NSFR was
due to a
EUR 1.8bn decrease in
available
stable funding,
driven by
the repayment
of long-term
intercompany funding,
as a
result of
lower Investment
Bank funding
usage.
KM1: Key metrics
1,2
EUR m, except where indicated
30.6.26 31.3.26
3
31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
3,040
3,097
3,109
2,973
2,995
2 Tier 1
3,940
3,697
3,709
3,573
3,595
3 Total capital
3,940
3,697
3,709
3,573
3,595
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
15,992
16,572
15,926
15,917
14,625
4a Total risk-weighted assets (RWA) (pre-floor)
15,992
16,572
15,926
15,917
14,625
4b Minimum capital requirement
4
1,279
1,326
1,274
1,273
1,170
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
19.0
18.7
19.5
18.7
20.5
5b CET1 ratio (%) (pre-floor)
19.0
18.7
19.5
18.7
20.5
6 Tier 1 ratio (%)
24.6
22.3
23.3
22.4
24.6
6b Tier 1 ratio (%) (pre-floor)
24.6
22.3
23.3
22.4
24.6
7 Total capital ratio (%)
24.6
22.3
23.3
22.4
24.6
7b Total capital ratio (%) (pre-floor)
24.6
22.3
23.3
22.4
24.6
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
9 Countercyclical buffer requirement (%)
0.7
0.7
0.7
0.7
0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
3.2
3.2
3.2
3.2
3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
14.5
14.2
15.0
14.2
16.0
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
60,274
64,032
55,952
55,681
61,706
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6,7
6.5
5.8
6.6
6.4
5.8
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
6.5
5.8
6.6
6.4
5.8
14e Minimum capital requirements
8
1,808
1,921
1,679
1,670
1,851
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)
21,807
21,321
21,013
21,360
20,038
16 Total net cash outflow
15,997
15,539
14,883
15,155
14,469
17 LCR (%)
136.6
137.5
141.5
141.5
138.9
Net stable funding ratio (NSFR)
18 Total available stable funding
19,324
21,116
20,534
19,252
17,830
19 Total required stable funding
15,755
15,614
14,959
14,182
13,716
20 NSFR (%)
122.7
135.2
137.3
135.8
130.0
1 Based on applicable EU regulatory rules.
2 Row 9a of the FINMA template
is applicable to the FINMA-regulated scope only
and rows 14c and 14d have
been removed because the EU does
not require the disclosure
of mean values for SFTs.
3 Comparative figures have been restated to align
with the regulatory reports as submitted to
the European Central Bank.
4 Calculated as 8% of total RWA, based on
total capital minimum
requirements, excluding CET1 buffer
requirements.
5 Represents the CET1 ratio
that is available for meeting
buffer requirements. Calculated as
the CET1 ratio minus
the BCBS CET1 capital requirement
and after
considering, where applicable, CET1 capital
that has been used to meet tier
1 and / or total capital ratio
requirements under Pillar 1.
6 Calculated on the basis of tier 1 capital.
7 There is currently no temporary
exemption of central bank reserves for UBS Europe SE.
8 The higher of capital requirements based on 8% of RWA or 3% of LRD.
9 Figures are calculated based on a 12
‑ month average.
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

UBS Americas Holding LLC consolidated
Key metrics for the second quarter of 2026
Quarterly |
The table
below is
based on
Basel Committee
on Banking
Supervision Pillar 1
requirements and
in accordance
with US Basel III rules and generally accepted accounting principles in the US (US GAAP).
Effective 1 October 2025 until 2027, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 5.2%, in addition to the
minimum risk-based capital
requirements. The SCB,
subject to a
floor of 2.5%,
was determined by
the
Federal Reserve
Board following
the completion
of the
2025 Comprehensive
Capital Analysis
and Review
(the CCAR)
based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends.
During the
second quarter
of 2026,
the common
equity tier 1
(CET1) capital
ratio decreased
1.7 percentage points
to
16.5%,
and
the
tier 1
capital
ratio
decreased
1.8 percentage
points
to
20.0%.
Both
CET1
capital
and
tier 1
capital
decreased by USD 0.6bn, due to
dividend paid in the second quarter
of 2026, partly offset by
net profit. Risk-weighted
assets
(RWA)
increased
by
USD 4.0bn
to
USD 81.0bn,
driven
by
a
USD 3.2bn
increase
in
credit
risk
RWA,
mainly
in
derivatives, loans and
undrawn commitments. In
addition, there was
a USD 0.8bn increase
in market risk
RWA, mainly
due to an increase in value-at-risk (VaR) and stressed VaR.
The
tier 1
leverage
ratio
decreased
0.5 percentage
points
to
8.0%,
primarily
driven
by
the
aforementioned
capital
movements and a
USD 4.0bn increase in
leverage exposure. Similarly,
the tier 1
supplementary leverage ratio
(the SLR)
decreased 0.7 percentage points to 6.7%,
primarily driven by the aforementioned
capital movements and a USD 13.8bn
increase in the SLR exposure driven by increases
in average assets and derivative exposures.
The average liquidity
coverage ratio increased
3.1 percentage points to
124.0%, as high-quality
liquid assets increased
by USD 2.0bn and net cash outflow
by USD 1.0bn. The average net
stable funding ratio increased 3.5 percentage
points
to 129.9%
in the
second quarter
of 2026,
driven by
a USD 2.5bn
increase in
available stable
funding, which
was primarily
due to an increase in long-term borrowing from UBS AG.
KM1: Key metrics
1
USD m, except where indicated
30.6.26 31.3.26 31.12.25 30.9.25 30.6.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
13,406
14,021
13,696
17,161
16,152
2 Tier 1
16,248
16,855
16,521
19,984
18,974
3 Total capital
16,464
17,064
16,723
20,185
19,164
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
81,043
77,052
75,654
81,477
77,244
4b Minimum capital requirement
2
6,483
6,164
6,052
6,518
6,180
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
16.5
18.2
18.1
21.1
20.9
6 Tier 1 ratio (%)
20.0
21.9
21.8
24.5
24.6
7 Total capital ratio (%)
20.3
22.1
22.1
24.8
24.8
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
8a US stress capital buffer requirement (%)
5.2
5.2
5.2
9.3
9.3
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
2.5
2.5
2.5
2.5
2.5
11a US total bank specific capital buffer requirements (%)
5.2
5.2
5.2
9.3
9.3
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
12.0
13.7
13.6
16.6
16.4
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4
203,926
199,896
198,104
195,030
199,196
14 Basel III leverage ratio (%)
5
8.0
8.4
8.3
10.2
9.5
14a Total Basel III supplementary leverage ratio exposure measure
4
241,737
227,971
232,902
229,768
231,603
14b Basel III supplementary leverage ratio (%)
5
6.7
7.4
7.1
8.7
8.2
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
4
30,622
28,660
27,879
27,496
28,951
16 Total net cash outflow
4,6
24,705
23,710
21,883
21,365
22,639
17 LCR (%)
124.0
120.9
127.4
128.7
127.9
Net stable funding ratio (NSFR)
18 Total available stable funding
4
105,094
102,609
102,550
102,169
104,867
19 Total required stable funding
4,6
80,923
81,173
80,535
79,425
78,978
20 NSFR (%)
129.9
126.4
127.3
128.6
132.8
1 As the final Basel III standards have not been implemented in the US, rows that are not applicable have been removed from the FINMA template.
2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding
CET1 buffer requirements.
3 Represents the CET1
ratio that is
available to meet
buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.
4 Figures are calculated on a quarterly average.
5 Calculated on the basis of tier 1 capital.
6 Reflected at 85%
of the full amount in accordance with the Federal Reserve tailoring rule.
▲

30 June 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides
an overview of the creditor ranking
structure of UBS Americas Holding
LLC on
a standalone basis.
As of 30 June
2026, UBS Americas
Holding LLC
had a total
loss-absorbing capacity
(TLAC) of
USD 24.0bn after
regulatory
capital deductions and adjustments. This amount included tier 1 capital of USD 16.2bn and USD 7.8bn of internal long-
term debt that is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution
entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level
As of 30.6.26 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt
Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation
22,063
2,900
33,172
58,135
4 Subset of row 3 that are excluded liabilities
0
0
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)
22,063
2,900
33,172
58,135
6 Subset of row 5 that are eligible as TLAC
22,063
2,900
7,800
32,763
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years
4,700
4,700
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
3,100
3,100
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
0
11 Subset of row 6 that is perpetual securities
22,063
2,900
24,963
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

30 June 2026 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

30 June 2026 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

30 June 2026 Pillar 3 Report |
Appendix

Cautionary statement |
This report and the
information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
August 14, 2026